As filed with the Securities and Exchange Commission on April 4,
1994.
                              Registration No. 33-_______

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549

                            FORM S-4

                     REGISTRATION STATEMENT
                              Under
                   THE SECURITIES ACT OF 1933
                _________________________________

                      HIBERNIA CORPORATION
     (Exact name of registrant as specified in its charter)

         LOUISIANA                           72-0724532
(State or other jurisdiction of              (I.R.S. Employer
incorporation or organization)               Identification No.)
                 ______________________________
                      Hibernia Corporation
                      313 Carondelet Street
                  New Orleans, Louisiana 70130
                         (504) 586-5552
  (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                 _______________________________
                       Gary L. Ryan, Esq.
              Vice President and Associate Counsel
                      Hibernia Corporation
                 225 Baronne Street, 11th Floor
                  New Orleans, Louisiana  70112
                         (504) 586-5560
    (Name, address, including zip code, and telephone number, including area code, of agent for service)

                           Copies to:
                   Patricia C. Meringer, Esq.
                 Associate Counsel and Secretary
                      Hibernia Corporation
                 225 Baronne Street, 11th Floor
                  New Orleans, Louisiana  70112
                         (504) 586-2486

                      Linda M. Crouch, Esq.
     Heiskell, Donelson, Bearman, Adams, Williams & Caldwell
               20th Floor - First Tennessee Bldg.
                        165 Madison Ave.
                        Memphis, TN 38103
               ___________________________________
     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]


                 CALCULATION OF REGISTRATION FEE

_________________________________________________________________
Title of each     Amount      Proposed    Proposed   Amount of
class of          to be       maximum     maximum    registration
securities to    registered   offering    offering      fee
be registered       (1)        price       price
                              per share
                                 (2)
_________________________________________________________________

Class A
Common Stock,
no par value  2,796,748 Shares  $7.6875   $21,500,000  $7,414.00

_________________________________________________________________

(1) Based upon the fair market value of the Registrant's Common
Stock on March 29, 1994, divided into $21.5 million (the aggregate purchase price for the outstanding Common Stock of Bastrop National
Bank).

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities
Act of 1933.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

           Subject to Completion Dated March __, 1994



                        TABLE OF CONTENTS
                                                       Page
INTRODUCTION . . . . . . . . . . . . . . . . . . . . .
AVAILABLE INFORMATION. . . . . . . . . . . . . . . . .
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE. . . .
THE PARTIES TO THE MERGER. . . . . . . . . . . . . . .
SUMMARY. . . . . . . . . . . . . . . . . . . . . . . .
MEETING INFORMATION. . . . . . . . . . . . . . . . . .

     Date, Place and Time  . . . . . . . . . . . . . .
     Record Date; Voting Rights  . . . . . . . . . . .
     Voting and Revocation of Proxies  . . . . . . . .
     Solicitation of Proxies . . . . . . . . . . . . .

PRO FORMA FINANCIAL INFORMATION. . . . . . . . . . . .
PROPOSED MERGER. . . . . . . . . . . . . . . . . . . .

     Background of and Reasons for Merger. . . . . . .
     Terms of the Merger . . . . . . . . . . . . . . .
     Opinion of Investment Advisor . . . . . . . . . .
     Surrender of Certificates . . . . . . . . . . . .
     Representations and Warranties:
       Conditions to the Merger; Waiver. . . . . . . .
     Regulatory and Other Approvals. . . . . . . . . .
     Business Pending the Merger . . . . . . . . . . .
     Effective Date of the Merger. . . . . . . . . . .
     Management and Operations After the Merger. . . .
     Differences in Rights of Shareholders . . . . . .
     Certain Federal Income Tax Consequences . . . . .
     Resale of Hibernia Common Stock . . . . . . . . .
     Rights of Dissenting Shareholders . . . . . . . .
     Dividend Reinvestment Plan. . . . . . . . . . . .
     Accounting Treatment. . . . . . . . . . . . . . .

CERTAIN REGULATORY CONSIDERATIONS. . . . . . . . . . .
CERTAIN INFORMATION RELATING TO BASTROP. . . . . . . .

     History, Business and Properties. . . . . . . . .
     Competition . . . . . . . . . . . . . . . . . . .
     Legal Proceedings . . . . . . . . . . . . . . . .
     Common Stock Price and Dividends. . . . . . . . .

EXPERTS. . . . . . . . . . . . . . . . . . . . . . . .
LEGAL OPINION. . . . . . . . . . . . . . . . . . . . .
BASTROP FINANCIAL INFORMATION. . . . . . . . . . . . .

APPENDIX A -- AGREEMENT AND PLAN OF MERGER
APPENDIX B -- OPINION OF MORGAN, KEEGAN & COMPANY, INC.
APPENDIX C -- SELECTED PROVISIONS OF FEDERAL LAW RELATING TO
                RIGHTS OF DISSENTING SHAREHOLDERS
APPENDIX D -- OPINION OF ERNST & YOUNG REGARDING CERTAIN
                TAX MATTERS

                      HIBERNIA CORPORATION

 Cross Reference Sheet Pursuant to Item 501(b) of Regulation S-K

     Item of Form S-4                   Location or Caption in
                                        Proxy Statement
                                        (Prospectus)

1. Forepart of Registration Statement Introduction and Outside Front Cover Page of
    Prospectus

2.  Inside Front and Outside Back       Table of Contents;
    Cover Pages of Prospectus           Available Information

3.  Risk Factors, Ratio of Earnings     Introduction; the Parties
    To Fixed Charges and Other          to the Merger; Summary
    Information

4.  Terms of the Transaction            Introduction; Summary;
                                        Proposed Merger

5.  Pro Forma Financial                 Pro Forma Financial
    Information                         Information

6.  Material Contacts with the          Proposed Merger
    Company Being Acquired

7.  Additional Information Required     Not Applicable
    for Reoffering by Persons and
    Parties Deemed to be Underwriters

8.  Interests of Named Experts and      Validity of Shares; Experts
    Counsel

9.  Disclosure of Commission Position   Not Applicable
    on Indemnification for Securities
    Act Liabilities

10. Information with Respect to         Introduction; Available
    S-3 Registrants                     Information; The Parties to
                                        the Merger

11. Incorporation of Certain            Available Information
    Information by Reference

12. Information with Respect to         Not Applicable
    S-2 or S-3 Registrants

13. Incorporation of Certain            Not Applicable
    Information by Reference

14. Information with Respect to         Not Applicable
    Registrants other than
    S-2 or S-3 Registrants

15. Information with Respect to         Not Applicable
    S-3 Companies

16. Information with Respect to         Not Applicable
    S-2 or S-3 Companies

17. Information with Respect to         Summary; The Parties to the
    Companies Other Than S-2 or         Merger; Certain Information
    S-3 Companies                       Concerning Bastrop

18. Information if Proxies,             Introduction; Summary;
    Consents or Authorizations          Meeting Information;
    are to be Solicited                 Proposed Merger;
                                        Certain Information
                                        Concerning Bastrop;
                                        Relationship with
                                        Independent Auditors

19. Information if Proxies,             Not Applicable
    Consent, Authorizations are not
    to be Solicited or in an Exchange
    Offer



                          ____________ , 1994



Dear Bastrop National Bank Shareholder:

     You are cordially invited to attend a Special Meeting of Shareholders of Bastrop National Bank ("Bastrop") to be held to be held at the main office of the Company, 101 S. Franklin Street, Bastrop, Louisiana on _____________, 1994 at 10:00 a.m. CST.

     At this meeting, you will have an opportunity to consider and vote on the terms of an Agreement and Plan of Merger (the
"Agreement"), that provides for Bastrop National Bank to merge with and into Hibernia National Bank (the "Merger"), with Hibernia
National Bank surviving the Merger.

     The Agreement generally provides for a tax-free exchange in which Bastrop shareholders will receive shares of Hibernia
Corporation common stock in exchange for their shares of Bastrop common stock.

     The proposed Merger has been unanimously approved by the Boards of Directors of Hibernia Corporation, Hibernia National Bank and Bastrop.

     The enclosed Notice of Special Meeting of Shareholders and Proxy Statement-Prospectus explain the Merger and provide specific information relative to the Special Meeting. Please carefully read these materials and thoughtfully consider the information contained in them. Your vote is of great importance, as the approval of Bastrop shareholders is required to consummate the Merger.

     Whether or not you plan to attend the Special Meeting, you are urged to complete, date, sign and promptly return the enclosed proxy card to assure that your shares will be voted at the Special Meeting.

     The Merger is an important step for Bastrop and its shareholders. The Board of Directors unanimously recommends that you vote FOR the Merger.

                                   Sincerely,

                                   Richard W. Revels
                                   Chairman of the Board





                     BASTROP NATIONAL BANK


NOTICE OF SPECIAL MEETING OF SHAREHOLDERS TO BE HELD __________,
1994



     Notice is hereby given that a Special Meeting of Shareholders of Bastrop National Bank ("Bastrop") has been called by the Board of Directors and will be held at the main office of Bastrop, 101 S. Franklin Street, Bastrop Louisiana on _________, ___________, 1994 at 10:00 a.m. CST, for the following purposes:

     1. To consider and vote upon a proposal to approve an Agreement and Plan of Merger dated as of November 4, 1993, (the "Agreement"), by and among Hibernia Corporation ("Hibernia"), Hibernia National Bank ("HNB") and Bastrop, a copy of which is attached as Appendix A to the Accompanying Proxy Statement-Prospectus. The Agreement provides that Bastrop will merge with and into HNB, a wholly-owned subsidiary of Hibernia, all as more fully described in the accompanying Proxy Statement-Prospectus.

     2. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

     The Board of Directors is not aware of any other business to come before the meeting.

     Whether or not you plan to attend, please complete, date and sign the enclosed proxy card and return it at once in the stamped return envelope in order to insure that your shares will be represented at the meeting. If you attend in person, the proxy can be disregarded, if you wish, and you may vote your own shares.

     Only shareholders of record at the close of business on ____________, 1994 will be entitled to receive notice of and to vote at the meeting and any adjournments or postponements thereof.

                              By Order of the Board of Directors,



                              Secretary

Bastrop, Louisiana
Dated:  ___________, 1994

     THE BOARD OF DIRECTORS OF BASTROP NATIONAL BANK UNANIMOUSLY
RECOMMENDS THAT THE HOLDERS OF ITS COMMON STOCK VOTE TO APPROVE THE
AGREEMENT.




                         PROXY STATEMENT
                     BASTROP NATIONAL BANK
           Special Meeting to be held on [date], 1994

                           PROSPECTUS
                      HIBERNIA CORPORATION
             _______ Shares of Class A Common Stock

     This Proxy Statement-Prospectus is being furnished to the holders of common stock, par value $1.00 per share (the "Bastrop Common Stock") of Bastrop National Bank ("Bastrop"), a national banking association, in connection with the solicitation of proxies by the Bastrop Board of Directors (the "Bastrop Board") for use at the Special Meeting of Bastrop shareholders to be held at 10:00 a.m. CST on [date], 1994, at the main office of Bastrop, 101 S. Franklin Street, Bastrop, Louisiana, and at any adjournments or postponements thereof (the "Special Meeting").

     At the Special Meeting, the shareholders of record of Bastrop Common Stock as of the close of business on [date], 1994 (the "Record Date") will consider and vote upon a proposal to approve the Agreement and Plan of Merger dated as of November 4, 1993 (the "Merger Agreement") between and among Hibernia Corporation ("Hibernia"), a Louisiana corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, Hibernia National Bank ("HNB"), a national banking association and wholly-owned subsidiary of Hibernia and Bastrop, pursuant to which, among other things, Bastrop will merge with and into HNB with HNB surviving the merger (the "Merger"). Upon consummation of the Merger, each outstanding share of Bastrop Common Stock will be converted into the right to receive shares of Class A common stock, no par value, of Hibernia ("Hibernia Common Stock") as described herein. For a description of the Merger Agreement, which is included herein in its entirety as Appendix A to this Proxy Statement-Prospectus, see "The Merger."

     This Proxy Statement-Prospectus also constitutes a prospectus of Hibernia with respect to the Hibernia Common Stock to be issued to the shareholders of Bastrop pursuant to the terms of the Merger. The number of shares of Hibernia Common Stock to be issued in the Merger will be determined in accordance with the conversion formula set forth in the Merger Agreement for the conversion of shares of Bastrop Common Stock into shares of Hibernia Common Stock. See "The Merger -- Terms of the Merger."

     The outstanding shares of Hibernia Common Stock are, and the shares offered hereby will be, listed on the New York Stock
Exchange, Inc. ("NYSE"). The last reported sale price of Hibernia Common Stock on the NYSE on [date], 1994 was $___ per share.

     All information contained in this Proxy Statement-Prospectus relating to Hibernia and its subsidiaries has been supplied by Hibernia and all information relating to Bastrop has been supplied by Bastrop. This Proxy Statement-Prospectus and the accompanying proxy card are first being mailed to shareholders of Bastrop on or about [date], 1994.

     THE SHARES OF HIBERNIA COMMON STOCK OFFERED HEREBY ARE NOT
SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR
SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT
INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATES SECURITIES
COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY
STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT-PROSPECTUS. ANY REPRESENTATION TO THE
CONTRARY IS A CRIMINAL OFFENSE.

                    _________________________

  The date of this Proxy Statement-Prospectus is [date], 1994.




                      AVAILABLE INFORMATION

     Hibernia Corporation is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 75 Park Place, 14th Floor, New York, New York 10007 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, reports, proxy statements and other information concerning Hibernia may be inspected at the offices of the New York Stock Exchange, Inc. (the "NYSE"), 20 Broad Street, New York, New York 10005, on which the shares of Common Stock are listed.

     Hibernia has filed with the Commission a registration statement on Form S-4 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Hibernia Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement. For further information with respect to Hibernia and the Hibernia Common Stock offered hereby, reference is hereby made to the Registration Statement. Statements contained in this Prospectus concerning the provisions of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of all or any part of the Registration Statement, including exhibits thereto, may be obtained, upon payment of the prescribed fees, at the offices of the Commission and the NYSE, as set forth above.

         INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Incorporated by reference in this Prospectus are the following documents filed by Hibernia Corporation with the Commission pursuant to the Exchange Act: Hibernia's (1) Annual Report on Form 10-K for the year ended December 31, 1993, (2) definitive Proxy Statement dated March __, 1994 relating to its 1994 Annual Meeting of Shareholders held on April 26, 1994, except the information contained under the heading(s) "Executive Compensation -- Report of the Executive Compensation Committee" and "-- Stock Performance Graph"; and (4) a Current Report on Form 8-K dated January 20, 1994.

     All documents subsequently filed by Hibernia with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement-Prospectus and prior to the Special Meeting shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date such documents are filed; provided, however, that the information disclosed in the proxy statement of Hibernia under the heading "Executive Compensation -- Report of the Executive Compensation Committee" and "-- Stock Performance Graph" is hereby expressly excluded from such incorporation by reference. Any statement contained in a document incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Hibernia will provide, without charge, to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the information incorporated herein by reference other than exhibits to such information (unless such exhibits are specifically incorporated by reference into such information). Written or oral requests should be directed to Hibernia Corporation, 313 Carondelet Street, New Orleans, Louisiana 70130, Attention: Assistant Corporate Secretary, Telephone (504) 587-3411.

     No person is authorized to give any information or to make any representations other than those contained herein and, if given or made, such information or representations may not be relied upon as having been authorized. This document does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this document nor any distribution of securities made hereunder shall under any circumstances create an implication that there has been no change in the affairs of Hibernia or Bastrop since the date hereof or that the information herein is correct as of any time subsequent to the date hereof.


                       ___________________


                             SUMMARY

     This summary is necessarily general and abbreviated and has been prepared to assist shareholders of the Company in their review of this Proxy Statement. This summary is not intended to be a complete explanation of the matters covered in this Proxy Statement and is qualified in its entirety by reference to the more detailed information contained elsewhere in this Proxy Statement, the Appendices hereto and the documents incorporated herein by reference, all of which shareholders are urged to read carefully prior to the Special Meeting.

     From time to time, Hibernia investigates and holds discussions and negotiations in connection with possible transactions with other banks and financial institutions. Hibernia has executed definitive merger agreements with three institutions in addition to Bastrop as of the date of this Proxy Statement-Prospectus. Each of the transactions is subject to various conditions, including applicable regulatory approvals, and are described further herein under "PRO FORMA FINANCIAL INFORMATION." At the date hereof, Hibernia has not entered into any agreements or understandings with respect to any significant transactions of the type described except those described in documents incorporated herein by reference or described under "PRO FORMA FINANCIAL INFORMATION" below. See "AVAILABLE INFORMATION." Although it is anticipated that such transactions may be entered into both before and after the Merger, there can be no assurance as to when or if, or the terms upon which, such transactions may be pursued or consummated. If required under applicable law, the terms of such transactions would be publicly disclosed by Hibernia, and, if required, such transactions would be subject to regulatory approval and the approval of shareholders.

The Parties to the Merger

     Hibernia. Hibernia is a Louisiana corporation registered under the Bank Holding Company Act of 1956, as amended ("BHCA"). As of December 31, 1993, Hibernia had total consolidated assets of approximately $4.6 billion and shareholders' equity of approximately $428 million. As of December 31, 1993, Hibernia was ranked, on the basis of total assets, as the 90th largest bank holding company in the United States and the second largest headquartered in Louisiana.

     As of December 31, 1993 Hibernia had a single banking subsidiary, Hibernia National Bank ("HNB") that provides retail and commercial banking services through 101 branches throughout
Louisiana.

     Hibernia and HNB are parties to certain litigation that arises in the ordinary course of their business. In addition, Hibernia and HNB are defendants in a class action lawsuit, Feinberg v. Hibernia Corporation, et. al., which alleges that the market value of Hibernia's Common Stock was artificially inflated during the class period by reason of false and misleading news releases and public statements and seeks to recover unspecified damages for the losses allegedly sustained plus interest, attorneys' fees and costs. An amended complaint filed in 1992 also names HNB, certain individual directors, former directors, former officers and Hibernia's insurance carriers as defendants. This suit is in the discovery stage. In the opinion of management of Hibernia, the allegations in this case are without merit, and Hibernia intends to contest the suit vigorously.

     The principal executive offices of Hibernia are located at 313 Carondelet Street, New Orleans, Louisiana 70130, and its telephone number is (504) 587-5532. For additional information concerning the business and financial condition of Hibernia, reference should be made to the Hibernia reports incorporated herein by reference. See "AVAILABLE INFORMATION."


                     SELECTED FINANCIAL DATA


The following table sets forth certain historical consolidated information for Hibernia Corporation. This information is based on historical financial statements and related notes of Hibernia Corporation incorporated by reference into this Proxy Statement - Prospectus. Pro forma financial information giving effect to the merger and other probable mergers is included in the "PRO FORMA FINANCIAL INFORMATION".


HIBERNIA CORPORATION
SELECTED FINANCIAL INFORMATION

                                                                           Year Ended December 31
Unaudited ($ in thousands, except per share amounts)         1993       1992        1991        1990        1989

Net interest income                                        $195,705    $197,278    $234,599    $261,318    $214,530
Net income (loss) from continuing operations                 47,950      (7,915)   (143,997)    (10,995)     61,644
Per share:
   Net income (loss) from continuing operations                0.58       (0.27)      (5.12)      (0.40)       2.30
   Cash dividends                                              0.03           -         .15         .90         .91
   Book value                                                  5.12        4.48        7.05       13.16       14.45


SELECTED PERIOD-END BALANCES

Debt                                                              -       8,269      94,534     104,367      55,406
Total assets                                              4,795,583   4,734,038   6,018,429   7,357,850   6,698,851



Bastrop. Bastrop is a national banking association formed under the laws of the United States and headquartered in Bastrop, Louisiana. As of December 31, 1993, Bastrop had total assets of $131 million and shareholders' equity of $14.8 million. Bastrop has four offices in Morehouse Parish, Louisiana. Bastrop engages in a wide range of retail and commercial banking services, including taking deposits, extending secured and unsecured credit.

     On a pro forma basis, if Bastrop and Hibernia were combined, Bastrop's assets as of December 31, 1993 would represent approximately 2.7% of the combined assets and Bastrop's shareholders' equity would represent approximately 3.6% of the combined shareholders' equity. In addition, Bastrop's deposits as of that date would represent approximately 2.7% of the combined deposits of the two institutions as of year-end 1993.

     The principal executive offices of Bastrop are located at 101
S. Franklin Street, Bastrop, Louisiana.  Its telephone number is
(318) 281-5911. For additional information concerning the business of Bastrop and its financial condition, see "CERTAIN INFORMATION RELATING TO BASTROP" AND "BASTROP FINANCIAL INFORMATION."

                     SELECTED FINANCIAL DATA


The following table sets forth certain historical consolidated information for Bastrop National Bank. This information is based on historical financial statements and related notes of Bastrop National Bank contained elsewhere in this Proxy Statement - Prospectus. Pro forma financial information giving effect to the merger and other probable mergers is included in the "PRO FORMA FINANCIAL INFORMATION".


BASTROP NATIONAL BANK
SELECTED FINANCIAL INFORMATION




                                                                Year Ended December 31
Unaudited ($ in thousands, except per share amounts)      1993    1992     1991     1990     1989

Net interest income                                     $4,939   $5,179   $4,175   $3,990   $3,838
Net income from continuing operations                    2,050    2,179    1,561    1,394    1,373

Per share:
   Net income from continuing operations                  6.83     7.26     5.20     4.65     4.58
   Cash dividends                                         2.00    11.00     2.50     2.50     1.50
   Book value                                            49.20    44.37    48.10    45.40    43.25


SELECTED PERIOD-END BALANCES

Debt                                                         -        -        -        -        -
Total assets                                           130,522  127,857  121,583  114,110  103,015




BASTROP NATIONAL BANK
QUARTERLY INCOME RESULTS
Unaudited ($ in thousands, except per share amounts)



                                                   1993
                                   I         II         III        IV

Interest income                  $2,165     $2,173     $2,029     $1,958
Net interest income               1,302      1,319      1,184      1,134
Net income                          559        546        519        426
Net income per share              $1.86      $1.82      $1.73      $1.42



                                                   1992
                                   I         II         III        IV

Interest income                  $2,287     $2,265     $2,216     $2,195
Net interest income               1,209      1,292      1,355      1,349
Net income                          499        569        622        489
Net income per share              $1.66      $1.90      $2.07      $1.63



                COMPARATIVE PER SHARE INFORMATION
                           (Unaudited)

The following table sets forth for Hibernia Corporation common stock and Bastrop National Bank common stock certain historical, unaudited pro forma combined and unaudited pro forma equivalent per share financial information. This table is based on and should be read in conjunction with the historical financial statements and related notes of Hibernia Corporation, incorporated by reference to this Proxy Statement - Prospectus, and Bastrop National Bank, contained elsewhere in this Proxy Statement - Prospectus. The pro forma information, which reflects the merger using the pooling of interests method of accounting, is presented for informational purposes only and should not be construed as indicative of the actual operations that would have occurred had the merger been consummated at the beginning of the periods indicated below or which may occur after the merger is consummated. The pro forma information gives effect to the issuance of 2,866,667 shares of Hibernia Corporation common stock for all the outstanding shares of Bastrop National Bank.


HIBERNIA CORPORATION AND BASTROP NATIONAL BANK
COMPARATIVE PER SHARE INFORMATION
Unaudited




                                           HISTORICAL                              BASTROP
                                                                   PRO FORMA       NATIONAL
                                                        BASTROP    HIBERNIA         BANK
                                            HIBERNIA   NATIONAL   CORPORATION     PRO FORMA
                                           CORPORATION   BANK    (WITH BASTROP)  EQUIVALENT
                                                                       (1)             (2)


Per Common Share:

Net income (loss) from continuing
  operations
   For the year ended December 31,
        1993                                $0.58        $6.83     $0.58           $5.54
        1992                                (0.27)        7.26     (0.18)          (1.72)
        1991                                (5.12)        5.20     (4.60)         (43.93)


Cash dividends
   For the year ended December 31,
        1993                                $0.03        $2.00     $0.03           $0.29
        1992                                    -        11.00         -               -
        1991                                 0.15         2.50      0.15            1.43


Book Value
   For the year ended December 31,
        1993                                $5.12       $49.20     $5.14          $49.09

(1)  Refer to Pro Forma Financial Information
(2)  Pro forma equivalent amounts are computed by multiplying the pro forma combined amount by the
     Bastrop National Bank exchange ratio of 9.55.



The Special Meeting

     The Special Meeting of the shareholders of Bastrop to consider and vote upon the Agreement will be held on [date], 1994 at 10:00 a.m., C.S.T., at the main office of Bastrop National Bank, 101 S. Franklin Street, Bastrop, Louisiana. Only holders of record of Common Stock of Bastrop at the close of business on [record date] will be entitled to notice of and to vote at the Special Meeting. At such date, 300,000 shares of Bastrop Common Stock were outstanding and entitled to vote on the Merger. For additional information with respect to the Special Meeting and the voting rights of shareholders of Bastrop, see "MEETING INFORMATION."

The Proposed Merger

     In accordance with the terms of the Agreement, Bastrop will be merged with and into HNB, whereupon the separate existence of Bastrop will cease. The Merger will become effective at the date and time that the Merger becomes effective as of the date and time of issuance by the Office of the Comptroller of the Currency ("OCC") of a certificate of merger relating to the Merger (the "Effective Date"). Unless otherwise mutually agreed upon by Hibernia and Bastrop, the Effective Date will occur on the date that falls 30 days after the date of the order of the OCC approving the Merger and (ii) the date that falls 5 days after the Special Meeting; or such later date within 60 days of the Special Meeting Date as may be agreed upon by the parties. On the Effective Date, each outstanding share of Bastrop Common Stock, other than shares held by shareholders who exercise and perfect dissenters' rights in accordance with applicable law, will be converted into a number of shares determined by the application of a formula based upon the average market price of Hibernia Common Stock for the twenty trading days preceding the last trading day immediately prior to the Effective Date. The aggregate purchase price to be paid for all of the outstanding Bastrop Common Stock is $21.5 million. If the fair market value of Hibernia Common Stock is $7.50 per share, each Bastrop shareholder would receive 9.55 shares of Hibernia Common Stock for each share of Bastrop Common Stock held by him. See "PROPOSED MERGER --Terms of the Merger."

Management and Operations After the Merger

     After the Effective Date, the offices of Bastrop will operate as branch banking offices of HNB. All the employees of Bastrop will become employees of HNB on the Effective Date, and the directors of Bastrop will resign their positions as directors. See "PROPOSED MERGER -- Management and Operations After the Merger."

Recommendation of the Board of Directors

     The Board of Directors of Bastrop (the "Bastrop Board") has unanimously approved the Agreement, believes that the Merger is in the best interests of the shareholders and recommends that the shareholders vote FOR the Merger. Having received the advice of its financial advisor, Morgan, Keegan & Company, Inc. ("Morgan Keegan"), the Bastrop Board further believes that the basis specified in the Agreement for the exchange of Bastrop shares for shares of Hibernia is a fair basis for effecting the Merger and will afford Bastrop shareholders the opportunity to continue as equity participants with a more liquid investment in a strong statewide banking organization. The Bastrop Board also believes that the Merger will provide expanded products and service capabilities to the customers of Bastrop and will enable the combined entity to compete more effectively with other commercial banks and financial institutions in the region. See "PROPOSED MERGER --Background of and Reasons for the Merger."

Basis for the Terms of the Merger

     A number of factors were considered by the Bastrop Board in approving the terms of the Merger, including, without limitation, information concerning the financial condition, results of operations and prospects of Hibernia, HNB, and Bastrop; the ability of the combined entity to compete in the relevant banking markets; the market price of Hibernia Common Stock; the absence of an active trading market for the Bastrop Common Stock; the anticipated tax-free nature of the Merger to shareholders for federal income tax purposes; the financial terms of other business combinations in the banking industry and certain non-monetary factors. See "PROPOSED MERGER -- Background of and Reasons for the Merger."

Advice and Opinion of Investment Advisor

     Morgan Keegan, Bastrop's financial advisor, has rendered both oral and written opinions that the terms of the Merger are fair, from a financial point of view, to Bastrop and its shareholders.
A copy of the opinion of Morgan Keegan is attached hereto as Appendix B and should be read in its entirety. See "PROPOSED MERGER--Opinion of Financial Advisor" for further information regarding, among other things, the selection of such firm and its compensation in connection with the Merger.

Vote Required

     Approval of the Merger requires the affirmative vote of the holders of two-thirds of the outstanding shares of Bastrop Common Stock. Directors and executive officers of Bastrop and the affiliates of such persons have voting power with respect to 92,159 shares of Bastrop Common Stock, representing 30.72% of the Bastrop Common Stock outstanding as of [date] , 1994. The directors of Bastrop have agreed to vote their stock in favor of the Merger, unless they are legally required to abstain from voting or to vote against the Merger. See "MEETING INFORMATION -- Vote Required" and "CERTAIN INFORMATION RELATING TO BASTROP -- Ownership by Directors and Executive Officers of Bastrop."

Conditions; Abandonment; Amendment

     Consummation of the Merger is subject to the satisfaction of a number of conditions, including approval of the Agreement by the shareholders of Bastrop and by the Office of the Comptroller of the Currency ("OCC"). Applicable law provides that the Merger may not be consummated until at least 30, but no more than 180, days after approval of the OCC is obtained. Applications for the requisite regulatory approval have been filed. See "PROPOSED MERGER-- Representations and Warranties; Conditions to the Merger; Waiver" and "-- Regulatory and Other Approvals."

     Substantially all of the conditions to consummation of the Merger (except for required shareholder and regulatory approvals) may be waived at any time by the party for whose benefit they were created, and the Agreement may be amended or supplemented at any time by written agreement of the parties, except that no such waiver, amendment or supplement executed after approval of the Agreement by Bastrop's shareholders may change the ratio of Hibernia Common Stock to Bastrop Common Stock to be issued in the Merger (the "Exchange Ratio"). Any material change to the Agreement after the date hereof would require a resolicitation of Bastrop shareholders and a subsequent shareholder vote on the Agreement. In addition, the Agreement may be terminated, either before or after shareholder approval, under certain circumstances. See "PROPOSED MERGER -- Representations and Warranties; Conditions to the Merger; Waiver" and "-- Effective Date of the Merger; Termination."

Certain Material Income Tax Consequences

     It is a condition to consummation of the Merger that the parties receive an opinion of counsel or a public accounting firm to the effect that the Merger when consummated in accordance with the terms of the Agreement will constitute a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and that the exchange of Bastrop Common Stock for Hibernia Common Stock will not give rise to the recognition of gain or loss for federal income tax purposes to Bastrop's shareholders with respect to such exchange. See "PROPOSED MERGER -
- -Certain Federal Income Tax Consequences."

     The parties have received the opinion of Ernst & Young, certified public accountants, to the effect that the Merger, if consummated in accordance with its terms as set forth in the Merger Agreement and certain other representations made by the parties, will constitute a reorganization within the meaning of Section 368 of the Code. The full text of the opinion is included herein as Appendix D.

     Because of the complexities of the federal income tax laws and because the tax consequences may vary depending upon a holder's individual circumstances or tax status, it is recommended that each shareholder of Bastrop consult his or her tax advisor concerning the federal (and any applicable state, local or other) tax consequences of the Merger to him or her.

Dissenters' Rights

     Each holder of Bastrop Common Stock who objects to the Merger is entitled to the rights and remedies of dissenting shareholders provided in 12 U.S.C. 215a, a copy of which is attached hereto as Appendix C. However, if dissenters' rights are exercised and perfected with respect to 10% or more of the outstanding shares of Bastrop Common Stock, Hibernia may abandon the Merger. It is expected that Hibernia would abandon the Merger in that case. See "PROPOSED MERGER -- Rights of Dissenting Shareholders" and " -- Accounting Treatment."

Differences in Shareholders' Rights

     Upon completion of the Merger, shareholders of Bastrop, to the extent they receive shares of Hibernia Common Stock in the Merger, will become shareholders of Hibernia and their rights as such will be governed by Hibernia's Articles of Incorporation and Bylaws.
The rights of shareholders of Hibernia are different in certain respects from the rights of shareholders of Bastrop. See "PROPOSED MERGER -- Certain Differences in Shareholders' Rights."

Accounting Treatment

     The parties intend the Merger to be treated as a pooling of interests for financial accounting purposes. If, among other things, holders of more than 10% of the outstanding shares of Bastrop Common Stock exercise and perfect dissenters' rights, the Merger will not qualify for the pooling of interests method of accounting, and Hibernia will not be obligated to effect the Merger. See "PROPOSED MERGER -- Accounting Treatment."


                 PRO FORMA FINANCIAL INFORMATION

     The following pro forma financial statements reflect
Hibernia's pending mergers as described in its public reports and press releases, giving effect to the assumptions and adjustments described in the accompanying notes.

     The information in the column titled "Hibernia" on the Pro Forma Combined Balance Sheet, pro forma statements of income and audited statements of income are summarized from Hibernia's Annual Report on Form 10-K for the year ended December 31, 1993. The information contained in the columns titled "Bastrop", "First Commercial", "First Bancorp" and "First Continental" are based on December 31, 1993, 1992 and 1991 financial statements of those entities. The pro forma financial statements do not purport to be indicative of the results that actually would have occurred if the pending transactions had occurred on the dates indicated or that may be obtained in the future.

     On September 28, 1993, Hibernia signed an agreement and plan of merger with Commercial Bancshares, Inc. ("Commercial"), a bank holding company headquartered in Franklin, Louisiana, which owns First Commercial Bank, headquartered in Abbeville, Louisiana. At December 31, 1993, Commercial reported consolidated assets of [$164] million and operated eight banking branches in the Acadiana region of Louisiana. Shareholders of Commercial will receive Hibernia Common Stock valued at $18.7 million in exchange for their shares of Commercial, and the transaction will be accounted for as a pooling of interests.

     On November 4, 1993, Hibernia announced that it had reached an agreement to merge with First Bancorp of Louisiana, Inc. ("First Bancorp"). First Bancorp is a bank holding company headquartered in Monroe, Louisiana that owns First National Bank of West Monroe and Southern National Bank of Tallulah. As of December 31, 1993, First Bancorp had consolidated assets of approximately [$225] million and operated seven banking branches in Monroe and Tallulah. Shareholders of First Bancorp will receive Hibernia Common Stock valued at $36 million in exchange for their common stock of First Bancorp, and the transaction will be accounted for as a pooling of interests.

     On December 6, 1993, Hibernia announced that it had reached an agreement to merge with First Continental Bancshares, Inc. ("First Continental"), a Louisiana bank holding company that owns First National Bank of Jefferson Parish ("FNJ"). At December 31, 1993, First Continental reported consolidated assets of [$396] million and operated eight banking branches in Jefferson Parish, Louisiana. Common stockholders of First Continental will receive Hibernia Common Stock valued at approximately $36 million, and certain other security and debt holders will receive cash and Hibernia Common Stock, in the merger. This merger will also be accounted for as a pooling of interests.

     The mergers with Commercial, First Bancorp and First Continental are subject to the satisfaction of certain conditions similar to those described herein with regard to the Merger. There can be no assurance that any of such proposed mergers will occur, or that the timing of the consummation of such mergers will be as assumed in the Pro Forma Financial Statements.


        PRO FORMA COMBINED SELECTED FINANCIAL INFORMATION
                           (Unaudited)


The following table sets forth certain unaudited pro forma combined financial information for Hibernia Corporation and Bastrop National Bank. This table is based on and should be read in conjunction with the historical financial statements and related notes of Hibernia Corporation, incorporated by reference to this Proxy Statement - Prospectus, and Bastrop National Bank, contained elsewhere in this Proxy Statement - Prospectus. The table also gives effect to other probable mergers to which Hibernia Corporation is a party, as discussed in Note C to the pro forma combined financial statements. These mergers include Commercial Bancshares, Inc., First Bancorp of Louisiana, Inc. and First Continental Bancshares, Inc. The pro forma information, which reflects the mergers using the pooling of interests method of accounting, is presented for informational purposes only and should not be construed as indicative of the actual operations that would have occurred had the mergers been consummated at the beginning of the periods indicated below or which may occur after the mergers are consummated. The pro forma information gives effect to the issuance of 2,866,667 shares of Hibernia Corporation common stock for all the outstanding shares of Bastrop National Bank and 11,717,079 shares of Hibernia Corporation common stock for all the outstanding shares of Commercial Bancshares, Inc., First Bancorp of Louisiana, Inc. and First Continental Bancshares, Inc. in each of the periods presented.


PRO FORMA HIBERNIA CORPORATION*
PRO FORMA COMBINED SELECTED FINANCIAL INFORMATION

                                                           Year Ended December 31
Unaudited ($ in thousands, except per share amounts)      1993      1992       1991

Net interest income                                     $200,644   $202,457   $238,774
Net income (loss) from continuing operations              50,000     (5,736)  (142,436)
Per share:
   Net income (loss) from continuing operations             0.58      (0.18)     (4.60)
   Cash dividends                                           0.03          -       0.15
   Book value                                               5.14       4.49       6.86


SELECTED PERIOD-END BALANCES

Debt                                                           -      8,269     94,534
Total assets                                           4,927,194  4,861,895  6,140,012


*  Includes Hibernia Corporation and Bastrop National Bank


TOTAL HIBERNIA CORPORATION**
PRO FORMA COMBINED SELECTED FINANCIAL INFORMATION

                                                           Year Ended December 31
Unaudited ($ in thousands, except per share amounts)      1993      1992       1991

Net interest income                                     $234,064   $234,398   $263,348
Net income (loss) from continuing operations              55,391     (1,752)  (141,367)
Per share:
   Net income (loss) from continuing operations             0.57      (0.04)     (3.31)
   Cash dividends                                           0.03          -       0.15
   Book value                                               4.88       4.32       5.32


SELECTED PERIOD-END BALANCES

Debt                                                       4,262     25,710    127,566
Total assets                                           5,686,883  5,592,710  6,862,752


**  Includes Hibernia Corporation, Bastrop National Bank, Commercial Bancshares, Inc.,
     First Bancorp of Louisiana, Inc. and First Continental Bancshares, Inc.



                PRO FORMA COMBINED BALANCE SHEET
                           (Unaudited)



The following unaudited pro forma combined balance sheet combines the historical balance sheets of Hibernia Corporation and Bastrop National Bank as if the merger had been effective on December 31, 1993. This unaudited pro forma combined balance sheet should be read in conjunction with the historical financial statements and related notes of Hibernia Corporation, incorporated by reference to this Proxy Statement - Prospectus, and Bastrop National Bank, contained elsewhere in this Proxy Statement - Prospectus. The unaudited proforma combined balance sheet also gives effect to other probable mergers to which Hibernia Corporation is a party, as discussed in Note C to the pro forma combined financial statements. These mergers include Commercial Bancshares Inc., First Bancorp of Louisiana, Inc. and First Continental Bancshares, Inc. and have been included in the pro forma combined balance sheet as if the mergers had been effective on December 31, 1993.



HIBERNIA CORPORATION
PRO FORMA COMBINED BALANCE SHEET
December 31, 1993

                                                                                                   PRO  FORMA
                                                                         BASTROP         PRO        HIBERNIA
                                                           HIBERNIA      NATIONAL       FORMA      CORPORATION
Unaudited ($ in thousands)                               CORPORATION       BANK         ADJ.       (WITH BASTROP)

ASSETS
  Cash and due from banks                                    $216,675        $5,494                  $222,169
  Interest-bearing time deposits in domestic banks                  -             -                         -
  Federal funds sold and securities purchased
      under agreements to resell                              220,000        10,525                   230,525

  Securities available for sale                               394,640        76,710       $1,089 B    472,439
  Securities held to maturity                               1,526,231             -                 1,526,231
  Loans, net of unearned income                             2,328,119        35,482                 2,363,601
      Reserve for possible loan losses                       (159,143)         (384)                 (159,527)
          Loans, net                                        2,168,976        35,098                 2,204,074
  Bank premises and equipment                                  81,291         1,284                    82,575
  Customers' acceptance liability                              11,800             -                    11,800
  Other assets                                                175,970         1,411                   177,381
          TOTAL ASSETS                                     $4,795,583      $130,522       $1,089   $4,927,194

LIABILITIES
  Deposits:
      Demand, noninterest-bearing                            $812,693       $16,483                  $829,176
      Interest-bearing                                      3,273,342        98,558                 3,371,900
          Total Deposits                                    4,086,035       115,041                 4,201,076
  Federal funds purchased and securities sold under
      agreements to repurchase                                137,986             -                   137,986
  Liability on acceptances                                     11,800             -                    11,800
  Payables arising from securities transactions
     not yet settled                                           50,875             -                    50,875
  Other liabilities                                            80,515           720                    81,235
  Debt                                                              -             -                         -


          TOTAL LIABILITIES                                 4,367,211       115,761            0    4,482,972

SHAREHOLDERS' EQUITY
  Preferred Stock                                                   -             -                         -
  Common Stock                                                160,535           300       $5,204 A    166,039

  Surplus                                                     404,745         1,000       (5,204)A    400,541

  Treasury Stock                                                    -             -                         -
  ESOP commitment                                                   -             -                         -
  Retained earnings (deficit)                                (147,160)       13,461                  (133,699)
   Unrealized gain on securities available for sale            10,252             -        1,089 B     11,341
          TOTAL SHAREHOLDERS' EQUITY                          428,372        14,761        1,089      444,222
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY       $4,795,583      $130,522       $1,089   $4,927,194

See notes to Pro Forma Combined Financial Statements.



HIBERNIA CORPORATION
PRO FORMA COMBINED BALANCE SHEET
December 31, 1993
(con't.)

                                                          PRO  FORMA                    FIRST         FIRST                TOTAL
                                                           HIBERNIA     COMMERCIAL     BANCORP     CONTINENTAL    PRO    PRO FORMA
                                                         CORPORATION   BANCSHARES,  OF LOUISIANA,  BANCSHARES,   FORMA   HIBERNIA
Unaudited ($ in thousands)                              (WITH BASTROP)     INC.         INC.          INC.        ADJ.  CORPORATION

ASSETS
  Cash and due from banks                                    $222,169        $8,583      $10,963      $13,141             $254,856
  Interest-bearing time deposits in domestic banks                  -             7        1,077            -                1,084
  Federal funds sold and securities purchased
      under agreements to resell                              230,525         2,850       15,775       22,000 ($22,522)E   235,718
                                                                                                               (12,910)D
  Securities available for sale                               472,439        33,270       94,396       95,056    1,984 F   697,145
  Securities held to maturity                               1,526,231        58,502            -       32,651     (614)E 1,616,770
  Loans, net of unearned income                             2,363,601        58,916       99,775      223,093            2,745,385
      Reserve for possible loan losses                       (159,527)       (1,326)      (1,413)      (6,590)            (168,856)
          Loans, net                                        2,204,074        57,590       98,362      216,503            2,576,529
  Bank premises and equipment                                  82,575         2,936        2,002        6,051               93,564
  Customers' acceptance liability                              11,800             -            -            -               11,800
  Other assets                                                177,381         5,019        2,507       14,510              199,417
          TOTAL ASSETS                                     $4,927,194      $168,757     $225,082     $399,912 ($34,062) $5,686,883

LIABILITIES
  Deposits:
      Demand, noninterest-bearing                            $829,176       $23,084      $33,067      $60,999             $946,326
      Interest-bearing                                      3,371,900       125,809      166,468      284,351            3,948,528
          Total Deposits                                    4,201,076       148,893      199,535      345,350            4,894,854
  Federal funds purchased and securities sold under
      agreements to repurchase                                137,986             -        2,021       13,234              153,241
  Liability on acceptances                                     11,800             -            -            -               11,800
  Payables arising from securities transactions
     not yet settled                                           50,875             -            -            -               50,875
  Other liabilities                                            81,235         2,426        1,186       12,047  ($4,401)E    92,493
  Debt                                                              -         3,345        8,752       11,884  (18,435)E     4,262
                                                                                                                  (800)C
                                                                                                                  (484)C
          TOTAL LIABILITIES                                 4,482,972       154,664      211,494      382,515  (24,120)  5,207,525

SHAREHOLDERS' EQUITY
  Preferred Stock                                                   -             -            -       11,422  (11,422)D         -
  Common Stock                                                166,039           629        1,364        2,145   17,678 C   188,536
                                                                                                                   681 D
  Surplus                                                     400,541           591        6,744        2,741  (19,305)C   389,143
                                                                                                                (2,169)D
  Treasury Stock                                                    -        (1,154)      (1,639)        (118)   2,911 C         -
  ESOP commitment                                                   -             -         (400)           -                 (400)
  Retained earnings (deficit)                                (133,699)       13,968        7,519          400     (300)E  (112,112)
   Unrealized gain on securities available for sale            11,341            59            -          807    1,984 F    14,191
          TOTAL SHAREHOLDERS' EQUITY                          444,222        14,093       13,588       17,397   (9,942)    479,358
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY       $4,927,194      $168,757     $225,082     $399,912 ($34,062) $5,686,883

See notes to Pro Forma Combined Financial Statements.

             PRO FORMA COMBINED STATEMENTS OF INCOME
                           (Unaudited)


The following unaudited pro forma combined statements of income for the years ended December 31, 1993, 1992, and 1991 combine the historical statements of income of Hibernia Corporation and Bastrop National Bank as if the merger had been effective on January 1, 1991. These unaudited pro forma combined statements of income should be read in conjunction with the historical financial statements and related notes of Hibernia Corporation, incorporated by reference to this Proxy Statement - Prospectus, and Bastrop National Bank, contained elsewhere in this Proxy Statement - Prospectus. The cost associated with the merger, estimated to be approximately $____________ will be accounted for as a current period expense upon consummation of the merger and has not been reflected in the pro forma combined statements of income. The unaudited pro forma combined statements of income also give effect to other probable mergers to which Hibernia Corporation is a party, as discussed in Note C to the pro forma combined financial statements. These mergers include Commercial Bancshares, Inc., First Bancorp of Louisiana, Inc. and First Continental Bancshares, Inc. and have been included in the pro forma combined statements of income as if the mergers had been effective on January 1, 1991.



HIBERNIA CORPORATION
PRO FORMA COMBINED STATEMENT OF INCOME
Year Ended December 31, 1993

                                                                                      PRO FORMA
                                                                          BASTROP     HIBERNIA
                                                            HIBERNIA      NATIONAL   CORPORATION
Unaudited ($ in thousands, except per share data)          CORPORATION      BANK    (WITH BASTROP)
Interest Income
    Interest and fees on loans                                $185,378       $3,183     $188,561
    Interest on securities:
        U.S. government securities and obligations of
            U.S. government agencies                           105,939        4,312      110,251
        Obligations of states and political subdivisions             -          630          630
    Trading account interest                                        33            -           33
    Interest on time deposits in domestic banks                    194            -          194
    Interest on federal funds sold and securities
        purchased under agreements to resell                     8,186          200        8,386
        Total Interest Income                                  299,730        8,325      308,055
Interest Expense
    Interest on deposits                                       100,092        3,378      103,470
    Interest on federal funds purchased and
        securities sold under agreements to repurchase           3,654            -        3,654
    Interest on debt and other                                     279            8          287
        Total Interest Expense                                 104,025        3,386      107,411
Net Interest Income                                            195,705        4,939      200,644
    Provision for possible loan losses                          (6,200)          28       (6,172)
Net Interest Income After Provision for
    Possible Loan Losses                                       201,905        4,911      206,816
Noninterest Income
    Trust fees                                                  12,692            -       12,692
    Service charges on deposits                                 30,046          513       30,559
    Other service, collection and exchange charges              15,768          138       15,906
    Gain on settlement of acquired loans                         1,308            -        1,308
    Other operating income                                       7,403           47        7,450
    Securities gains, net                                            -           51           51
        Total Noninterest Income                                67,217          749       67,966
Noninterest Expense
    Salaries and employee benefits                              83,364        1,451       84,815
    Occupancy expense, net                                      20,611          358       20,969
    Equipment expense                                           11,043           93       11,136
    Data processing expense                                     16,504           14       16,518
    Foreclosed property expense                                  2,188            -        2,188
    Provision for data processing enhancements                   11991            -       11,991
    Other operating expense                                     73,775          915       74,690
        Total Noninterest Expense                              219,476        2,831      222,307
Income Before Income Taxes and
    Cumulative Effect of Accounting Change                      49,646        2,829       52,475
Income tax expense                                               1,696          779        2,475
Income from Continuing Operations                              $47,950       $2,050      $50,000

Pro Forma Weighted Average Common Shares                    83,175,129    2,866,667   86,041,796

Pro Forma Income Per Common Share
     from Continuing Operations (H)                              $0.58 *                   $0.58
See notes to Pro Forma Combined Financial Statements.
*Historical





HIBERNIA CORPORATION
PRO FORMA COMBINED STATEMENT OF INCOME
Year Ended December 31, 1993
(cont.)

                                                            PRO FORMA                   FIRST        FIRST             TOTAL
                                                            HIBERNIA     COMMERCIAL     BANCORP    CONTINENTAL  PRO   PRO FORMA
                                                           CORPORATION   BANCSHARES,  OF LOUISIANA, BANCSHARES, FORMA  HIBERNIA
Unaudited ($ in thousands, except per share data)         (WITH BASTROP)    INC.          INC.         INC.      ADJ. CORPORATION
Interest Income
    Interest and fees on loans                                $188,561       $5,479       $7,470      $22,636         $224,146
    Interest on securities:
        U.S. government securities and obligations of
            U.S. government agencies                           110,251        5,001        4,678        6,890          126,820
        Obligations of states and political subdivisions           630           42          537           13            1,222
    Trading account interest                                        33            -            -            -               33
    Interest on time deposits in domestic banks                    194            1          100            -              295
    Interest on federal funds sold and securities
        purchased under agreements to resell                     8,386          180          207          446            9,219
        Total Interest Income                                  308,055       10,703       12,992       29,985          361,735
Interest Expense
    Interest on deposits                                       103,470        3,992        4,308        9,230          121,000
    Interest on federal funds purchased and
        securities sold under agreements to repurchase           3,654            -           59          289            4,002
    Interest on debt and other                                     287          252          377        1,753            2,669
        Total Interest Expense                                 107,411        4,244        4,744       11,272          127,671
Net Interest Income                                            200,644        6,459        8,248       18,713          234,064
    Provision for possible loan losses                          (6,172)          75         (235)         725           (5,607)
Net Interest Income After Provision for
    Possible Loan Losses                                       206,816        6,384        8,483       17,988          239,671
Noninterest Income
    Trust fees                                                  12,692            -            7          611           13,310
    Service charges on deposits                                 30,559          820          803        2,755           34,937
    Other service, collection and exchange charges              15,906          176          470          815           17,367
    Gain on settlement of acquired loans                         1,308            -            -            -            1,308
    Other operating income                                       7,450           67          136          578 (905)G     7,326
    Securities gains, net                                           51            -           90           24              165
        Total Noninterest Income                                67,966        1,063        1,506        4,783 (905)     74,413
Noninterest Expense
    Salaries and employee benefits                              84,815        2,404        3,211        8,087           98,517
    Occupancy expense, net                                      20,969          401          660          727           22,757
    Equipment expense                                           11,136          392          304          745           12,577
    Data processing expense                                     16,518           21          200          755 (741)G    16,753
    Foreclosed property expense                                  2,188         (178)         (88)       5,213            7,135
    Provision for data processing enhancements                  11,991            -            -            -           11,991
    Other operating expense                                     74,690        1,938        1,966        5,174 (164)G    83,604
        Total Noninterest Expense                              222,307        4,978        6,253       20,701 (905)    253,334
Income Before Income Taxes and
    Cumulative Effect of Accounting Change                      52,475        2,469        3,736        2,070    0      60,750
Income tax expense                                               2,475          802        1,030        1,052            5,359
Income from Continuing Operations                              $50,000       $1,667       $2,706       $1,018   $0     $55,391

Pro Forma Weighted Average Common Shares                    86,041,796    2,493,333    4,800,000    4,423,746       97,758,875
Pro Forma Income Per Common Share
     from Continuing Operations (H)                              $0.58                                                   $0.57

See notes to Pro Forma Combined Financial Statements.
*Historical





HIBERNIA CORPORATION
PRO FORMA COMBINED STATEMENT OF INCOME
Year Ended December 31, 1992

                                                                                      PRO FORMA
                                                                          BASTROP     HIBERNIA
                                                            HIBERNIA      NATIONAL   CORPORATION
Unaudited ($ in thousands, except per share data)          CORPORATION      BANK    (WITH BASTROP)
Interest Income
    Interest and fees on loans                                $253,183       $3,410     $256,593
    Interest on securities:
        U.S. government securities and obligations of
            U.S. government agencies                            89,131        4,775       93,906
        Obligations of states and political subdivisions             3          572          575
    Trading account interest                                        99            -           99
    Interest on time deposits in domestic banks                    223            2          225
    Interest on federal funds sold and securities
        purchased under agreements to resell                    14,095          178       14,273
        Total Interest Income                                  356,734        8,937      365,671
Interest Expense
    Interest on deposits                                       141,502        3,743      145,245
    Interest on federal funds purchased and
        securities sold under agreements to repurchase           6,515            4        6,519
    Interest on debt and other                                  11,439           11       11,450
        Total Interest Expense                                 159,456        3,758      163,214
Net Interest Income                                            197,278        5,179      202,457
    Provision for possible loan losses                          66,275           40       66,315
Net Interest Income After Provision for
    Possible Loan Losses                                       131,003        5,139      136,142
Noninterest Income
    Trust fees                                                  12,263            -       12,263
    Service charges on deposits                                 31,870          481       32,351
    Other service, collection and exchange charges              13,928          179       14,107
    Gain on settlement of acquired loans                         4,151            -        4,151
    Loss on planned sale of Texas bank                          (2,934)           -       (2,934)
    Other operating income                                       9,972           31       10,003
    Securities gains, net                                       17,190           22       17,212
        Total Noninterest Income                                86,440          713       87,153
Noninterest Expense
    Salaries and employee benefits                              86,141        1,336       87,477
    Occupancy expense, net                                      23,275          351       23,626
    Equipment expense                                           13,447          133       13,580
    Data processing expense                                     17,477           14       17,491
    Foreclosed property expense                                 16,302            -       16,302
    Other operating expense                                     68,716          985       69,701
        Total Noninterest Expense                              225,358        2,819      228,177
Income (Loss) Before Income Taxes and
    Extraordinary Items                                         (7,915)       3,033       (4,882)
Income tax expense                                                   -          854          854
Income (Loss) from Continuing Operations                       ($7,915)      $2,179      ($5,736)

Pro Forma Weighted Average Common Shares                    29,608,279    2,866,667   32,474,946

Pro Forma Income (Loss) Per Common Share
     from Continuing Operations (H)                             ($0.27)*                  ($0.18)

See notes to Pro Forma Combined Financial Statements.
*Historical




HIBERNIA CORPORATION
PRO FORMA COMBINED STATEMENT OF INCOME
Year Ended December 31, 1992
(cont.)

                                                            PRO FORMA                   FIRST        FIRST              TOTAL
                                                            HIBERNIA     COMMERCIAL    BANCORP    CONTINENTAL   PRO   PRO FORMA
                                                           CORPORATION  BANCSHARES, OF LOUISIANA, BANCSHARES,  FORMA   HIBERNIA
Unaudited ($ in thousands, except per share data)         (WITH BASTROP)    INC.        INC.         INC.       ADJ. CORPORATION
Interest Income
    Interest and fees on loans                                $256,593       $6,489       $6,286      $24,612         $293,980
    Interest on securities:
        U.S. government securities and obligations of
            U.S. government agencies                            93,906        5,619        4,940        7,017          111,482
        Obligations of states and political subdivisions           575           70          555            2            1,202
    Trading account interest                                        99            -            -            -               99
    Interest on time deposits in domestic banks                    225            4          132            -              361
    Interest on federal funds sold and securities
        purchased under agreements to resell                    14,273          230          146          549           15,198
        Total Interest Income                                  365,671       12,412       12,059       32,180          422,322
Interest Expense
    Interest on deposits                                       145,245        5,497        4,737       12,169          167,648
    Interest on federal funds purchased and
        securities sold under agreements to repurchase           6,519            -           69          322            6,910
    Interest on debt and other                                  11,450          377          186        1,353           13,366
        Total Interest Expense                                 163,214        5,874        4,992       13,844          187,924
Net Interest Income                                            202,457        6,538        7,067       18,336          234,398
    Provision for possible loan losses                          66,315          150          710        1,152           68,327
Net Interest Income After Provision for
    Possible Loan Losses                                       136,142        6,388        6,357       17,184          166,071
Noninterest Income
    Trust fees                                                  12,263            2            7          577           12,849
    Service charges on deposits                                 32,351          713          661        2,726           36,451
    Other service, collection and exchange charges              14,107          183          523          932           15,745
    Gain on settlement of acquired loans                         4,151            -            -            -            4,151
    Loss on planned sale of Texas bank                          (2,934)           -            -            -           (2,934)
    Other operating income                                      10,003           22            6          640 (911)G     9,760
    Securities gains, net                                       17,212           44           60           20           17,336
        Total Noninterest Income                                87,153          964        1,257        4,895 (911)     93,358
Noninterest Expense
    Salaries and employee benefits                              87,477        2,565        2,404        7,034           99,480
    Occupancy expense, net                                      23,626          407          634          726           25,393
    Equipment expense                                           13,580          387          308          744           15,019
    Data processing expense                                     17,491           22          205          747 (739)G    17,726
    Foreclosed property expense                                 16,302         (124)         (30)       6,554           22,702
    Other operating expense                                     69,701        1,868        1,550        5,592 (172)G    78,539
        Total Noninterest Expense                              228,177        5,125        5,071       21,397 (911)    258,859
Income (Loss) Before Income Taxes and
    Extraordinary Items                                         (4,882)       2,227        2,543          682    0         570
Income tax expense                                                 854          638          598          232            2,322
Income (Loss) from Continuing Operations                       ($5,736)      $1,589       $1,945         $450   $0     ($1,752)

Pro Forma Weighted Average Common Shares                    32,474,946    2,493,333    4,800,000    4,423,746       44,192,025

Pro Forma Income (Loss) Per Common Share
     from Continuing Operations (H)                             ($0.18)                                                 ($0.04)

See notes to Pro Forma Combined Financial Statements.
*Historical








HIBERNIA CORPORATION
PRO FORMA COMBINED STATEMENT OF INCOME
Year Ended December 31, 1991

                                                                                      PRO FORMA
                                                                          BASTROP     HIBERNIA
                                                            HIBERNIA      NATIONAL   CORPORATION
Unaudited ($ in thousands, except per share data)          CORPORATION      BANK    (WITH BASTROP)
Interest Income
    Interest and fees on loans                                $451,675       $3,648     $455,323
    Interest on securities:
        U.S. government securities and obligations of
            U.S. government agencies                           114,629        4,694      119,323
        Obligations of states and political subdivisions         4,970          495        5,465
    Trading account interest                                        70            -           70
    Interest on time deposits in domestic banks                    100           37          137
    Interest on federal funds sold and securities
        purchased under agreements to resell                     9,285          470        9,755
        Total Interest Income                                  580,729        9,344      590,073
Interest Expense
    Interest on deposits                                       317,780        5,150      322,930
    Interest on federal funds purchased and
        securities sold under agreements to repurchase          16,177            -       16,177
    Interest on debt and other                                  12,173           19       12,192
        Total Interest Expense                                 346,130        5,169      351,299
Net Interest Income                                            234,599        4,175      238,774
    Provision for possible loan losses                         178,330           17      178,347
Net Interest Income After Provision for
    Possible Loan Losses                                        56,269        4,158       60,427
Noninterest Income
    Trust fees                                                  14,346            -       14,346
    Service charges on deposits                                 34,779          442       35,221
    Other service, collection and exchange charges              19,938          162       20,100
    Credit card income                                           5,251            -        5,251
    Gain on settlement of acquired loans                         9,043            -        9,043
    Other operating income                                       8,512           37        8,549
    Securities gains, net                                       17,801         (278)      17,523
        Total Noninterest Income                               109,670          363      110,033
Noninterest Expense
    Salaries and employee benefits                             115,173        1,231      116,404
    Occupancy expense, net                                      28,785          350       29,135
    Equipment expense                                           13,979           85       14,064
    Data processing expense                                     12,548           17       12,565
    Foreclosed property expense                                 24,854            -       24,854
    Credit card expense                                          3,136            -        3,136
    Other operating expense                                    110,679          799      111,478
        Total Noninterest Expense                              309,154        2,482      311,636
Income (Loss) Before Minority Interests                       (143,215)       2,039     (141,176)
     Less:  Minority interest                                        -            -            -
Income (Loss) Before Income Taxes,
    Extraordinary Item and Cumulative Effect
    of Accounting Change                                      (143,215)       2,039     (141,176)
Income tax expense                                                 782          478        1,260
Income (Loss) from Continuing Operations                     ($143,997)      $1,561    ($142,436)

Pro Forma Weighted Average Common Shares                    28,116,938    2,866,667   30,983,605

Pro Forma Income (Loss) Per Common Share
     from Continuing Operations (H)                             ($5.12)*                  ($4.60)

See notes to Pro Forma Combined Financial Statements.
*Historical





HIBERNIA CORPORATION
PRO FORMA COMBINED STATEMENT OF INCOME
Year Ended December 31, 1991
(cont.)

                                                            PRO FORMA                   FIRST        FIRST             TOTAL
                                                            HIBERNIA     COMMERCIAL    BANCORP    CONTINENTAL  PRO   PRO FORMA
                                                           CORPORATION  BANCSHARES, OF LOUISIANA, BANCSHARES, FORMA  HIBERNIA
Unaudited ($ in thousands, except per share data)         (WITH BASTROP)    INC.        INC.         INC.     ADJ.  CORPORATION
Interest Income
    Interest and fees on loans                                $455,323       $7,857       $5,845      $26,672         $495,697
    Interest on securities:
        U.S. government securities and obligations of
            U.S. government agencies                           119,323        6,002        4,743        5,861          135,929
        Obligations of states and political subdivisions         5,465          229          574            6            6,274
    Trading account interest                                        70            -            -            -               70
    Interest on time deposits in domestic banks                    137           61          324            -              522
    Interest on federal funds sold and securities
        purchased under agreements to resell                     9,755          292          386          984           11,417
        Total Interest Income                                  590,073       14,441       11,872       33,523          649,909
Interest Expense
    Interest on deposits                                       322,930        8,216        6,580       17,645          355,371
    Interest on federal funds purchased and
        securities sold under agreements to repurchase          16,177            -           74          543           16,794
    Interest on debt and other                                  12,192          635          319        1,250           14,396
        Total Interest Expense                                 351,299        8,851        6,973       19,438          386,561
Net Interest Income                                            238,774        5,590        4,899       14,085          263,348
    Provision for possible loan losses                         178,347           10          432        1,800          180,589
Net Interest Income After Provision for
    Possible Loan Losses                                        60,427        5,580        4,467       12,285           82,759
Noninterest Income
    Trust fees                                                  14,346            2            6          490           14,844
    Service charges on deposits                                 35,221          754          605        2,629           39,209
    Other service, collection and exchange charges              20,100          218          573          884           21,775
    Credit card income                                           5,251            -            2          160            5,413
    Gain on settlement of acquired loans                         9,043            -            -            -            9,043
    Other operating income                                       8,549           27            -          368 (799)G     8,145
    Securities gains, net                                       17,523           22          (17)         179           17,707
        Total Noninterest Income                               110,033        1,023        1,169        4,710 (799)    116,136
Noninterest Expense
    Salaries and employee benefits                             116,404        2,510        2,195        6,954          128,063
    Occupancy expense, net                                      29,135          411          378          899           30,823
    Equipment expense                                           14,064          453          211          851           15,579
    Data processing expense                                     12,565           17          194          665 (658)G    12,783
    Foreclosed property expense                                 24,854          244           (2)       3,685           28,781
    Credit card expense                                          3,136            -            -            -            3,136
    Other operating expense                                    111,478        1,935        1,317        4,469 (141)G   119,058
        Total Noninterest Expense                              311,636        5,570        4,293       17,523 (799)    338,223
Income (Loss) Before Minority Interests                       (141,176)       1,033        1,343         (528)   0    (139,328)
     Less:  Minority interest                                        -            -            -          311              311
Income (Loss) Before Income Taxes,
    Extraordinary Item and Cumulative Effect
    of Accounting Change                                      (141,176)       1,033        1,343         (839)   0    (139,639)
Income tax expense                                               1,260          163          305            -            1,728
Income (Loss) from Continuing Operations                     ($142,436)        $870       $1,038        ($839)  $0   ($141,367)

Pro Forma Weighted Average Common Shares                    30,983,605    2,493,333    4,800,000    4,423,746       42,700,684

Pro Forma Income (Loss) Per Common Share
     from Continuing Operations (H)                             ($4.60)                                                 ($3.31)

See notes to Pro Forma Combined Financial Statements.
*Historical





HIBERNIA CORPORATION
NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS


A. Hibernia Corporation will issue common stock with an aggregate market value at the date of merger of $21.5 million to effect the merger with Bastrop National Bank (Bastrop National). The Hibernia Corporation common stock is assumed to have a market value of $7.50 per share resulting in the issuance of 2,866,667 shares of common stock for all the outstanding common stock of Bastrop National (exchange ratio of 9.55). The stated value of Hibernia Corporation common stock is $1.92 per share. In accordance with the pooling of interests method of accounting, the historical equities of the merged companies are combined.


B. To record the effect of the adoption of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS No. 115), effective December 31, 1993, for Bastrop National (increase in value of securities available for sale of $1,089,000) to conform the accounting policy of Bastrop National to that of Hibernia Corporation.


C. In addition to the Bastrop National Bank merger, Hibernia Corporation is a party to pending mergers with Commercial Bancshares, Inc. (Commercial Bancshares), First Bancorp of Louisiana, Inc. (First Bancorp) and First Continental Bancshares, Inc. (First Continental). Hibernia Corporation will issue common stock to effect these mergers in transactions using the pooling of interests method of accounting.

      It is assumed that prior to these mergers the following debt and equity instruments of the designated company will be converted into common stock of the designated company and that such common stock will then be exchanged for Hibernia Corporation common stock.

            1) $800,000 in First Bancorp convertible subordinated debentures will be converted to 30,064 shares of First Bancorp common stock.
            2) $484,000 of convertible premium related to First Continental senior secured notes will be converted to 415,107 shares of First Continental common stock.

      The Hibernia Corporation common stock is assumed to have a market value of $7.50 per share and a stated value of $1.92 per share. In accordance with the pooling of interests method of accounting, the historical equities of the merged companies are combined.
HIBERNIA CORPORATION




                              Hibernia    Mkt Value  Stated Value  Exchange
                               Shares     of Shares    of Shares     Ratio
      Commercial Bancshares   2,493,333  $18,700,000  $ 4,787,000     8.85
      First Bancorp           4,800,000   36,000,000    9,216,000    20.20
      First Continental       4,069,125   30,518,000    7,813,000     1.60
        Total                11,362,458  $85,218,000  $21,816,000



D. Hibernia Corporation will acquire the outstanding First Continental preferred stock through the issuance of approximately $2,660,000 of common stock and payment of $12,910,000 of cash. The Hibernia Corporation common stock is assumed to have a market value of $7.50 per share resulting in the issuance of 354,621 shares. The stated value of Hibernia Corporation common stock is $1.92 per share. Available federal funds will be used to fund the cash payment.


E. Hibernia Corporation will use available federal funds sold and investment securities to retire debt and related accrued interest and redemption premium. Investment securities of $614,000, which represent an escrow account previously established by First Continental, will be used to fund a portion of the debt retirement.

                                                                 Redemption
                                   Debt           Interest         Premium
      Commercial Bancshares     $ 3,345,000      $   63,000        $   -
      First Bancorp               3,690,000          50,000            -
      First Continental          11,400,000       4,288,000         300,000
                                $18,435,000      $4,401,000        $300,000


      The retirement of the Commercial Bancshares debt is not a requirement of the merger. The retirement of the First Bancorp debt and the First Continental debt is required by the debt agreement or the respective merger agreement.


F. To record the effect of the adoption of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS No. 115), for First Bancorp (increase in value of securities available for sale of $1,984,000). Hibernia Corporation, Commercial Bancshares and First Continental adopted SFAS No. 115 effective December 31, 1993. This entry conforms the accounting policies of all of the companies.



G. To eliminate intercompany transactions between Hibernia Corporation and First Continental primarily related to data processing charges paid by First Continental to Hibernia Corporation.


H. Hibernia Corporation expects to achieve savings through reductions in interest expense and operating costs in connection with the proposed mergers. The savings vary from merger to merger depending upon Hibernia Corporation's pre-merger operations in the respective geographic area. The majority of the savings will be achieved through the retirement of long-term debt upon merger and consolidation of certain operations. The extent to which the savings will be achieved depends, among other things, on the regulatory environment and economic conditions, and may be affected by unanticipated changes in business activities, inflation and certain external factors such as FDIC assessments. Therefore, there can be no assurance that such savings will be realized. No adjustment has been included in the unaudited pro forma financial statements for the anticipated savings.


                       MEETING INFORMATION

     Each copy of this Proxy Statement-Prospectus mailed to holders of Bastrop Common Stock is accompanied by a proxy card furnished in connection with the Bastrop Board's solicitation of proxies for use at the Special Meeting and at any adjournments or postponements thereof. The Special Meeting is scheduled to be held at 10:00 a.m.
CST on                       , 1994, at the office of Bastrop
National Bank, 101 S. Franklin Street, Bastrop, Louisiana. Only holders of record of Bastrop Common Stock at the close of business
on                   , 1994 are entitled to receive notice of and
to vote at the Special Meeting. At the Special Meeting, shareholders will consider and vote upon (a) a proposal to approve the Agreement and (b) such other matters as may properly be brought before the Special Meeting or any adjournments or postponements thereof.

     HOLDERS OF BASTROP COMMON STOCK ARE REQUESTED TO COMPLETE,
DATE AND SIGN THE ACCOMPANYING PROXY CARD AND RETURN IT PROMPTLY TO BASTROP IN THE ENCLOSED, POSTAGE PAID ENVELOPE.

     Any holder of Bastrop Common Stock who has delivered a proxy may revoke it any time before it is voted by attending the Special Meeting and voting in person at the meeting or by giving notice of revocation in writing or submitting a signed proxy card bearing a later date to Bastrop, at the main office, 101 S. Franklin Street, Bastrop, Louisiana 71221 Attention: Cashier, provided such notice or proxy is actually received by Bastrop before the vote of shareholders. The shares of Bastrop Common Stock represented by properly executed proxy cards received at or prior to the Special Meeting and not subsequently revoked will be voted as directed by the shareholders submitting such proxies. If instructions are not given, proxy cards received will be voted FOR approval of the Agreement. If any other matters are properly presented at the Special Meeting for consideration, the persons named in the Bastrop proxy card enclosed herewith will have discretionary authority to vote on such matters in accordance with their best judgment. The Bastrop Board is unaware of any matter to be presented at the Special Meeting other than the proposal to approve the Agreement.

     The cost of soliciting proxies from holders of Bastrop Common Stock will be borne by Bastrop. Such solicitation will be made by mail but also may be made by telephone or in person by the directors, officers and employees of Bastrop (who will receive no additional compensation for doing so). In addition, Bastrop will make arrangements with brokerage firms and other custodians, nominees and fiduciaries to send proxy materials to their principals.

     BASTROP SHAREHOLDERS SHOULD NOT FORWARD ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS. IF THE MERGER IS APPROVED, SHAREHOLDERS
WILL RECEIVE INSTRUCTIONS REGARDING THE EXCHANGE OF THEIR STOCK
CERTIFICATES.

Vote Required

     The affirmative vote of the holders of a two-thirds majority of the outstanding shares of Bastrop Common Stock entitled to vote at the Special Meeting is required in order to approve the Agreement. Therefore, a failure to return a properly executed proxy card or to vote in person at the Special Meeting will have the same effect as a vote against the Agreement. As of the Bastrop Record Date, there were 300,000 shares of Bastrop Common Stock outstanding and entitled to vote at the Special Meeting, with each share being entitled to one vote.

     A majority of the outstanding shares entitled to vote at the Special Meeting constitutes a quorum for purposes of that meeting. An "abstention" will be considered present for quorum purposes, but will have the same effect as a vote "against" the proposal to approve the Agreement. Broker "non votes" will not be considered present for quorum purposes and will have the same effect as a vote "against" the proposal to approve the Agreement.

     As of the Record Date, the directors and executive officers of Bastrop and its affiliates beneficially owned a total of 92,159 shares or approximately 31% of the outstanding shares of Bastrop Common Stock. Bastrop has been advised that such directors and executive officers intend to vote their shares in favor of approval of the Agreement.

     [As of the Record Date, HNB, through its Trust Department,
held of record                shares (or approximately      % of
the outstanding shares) of Bastrop Common Stock as fiduciary for the beneficiaries of a trust.] As of the Record Date, the directors and executive officers of Hibernia and their affiliates beneficially owned no shares of Bastrop Common Stock. As of the Record Date, Hibernia and its subsidiaries, other than HNB through its Trust Department, beneficially owned no shares of Bastrop Common Stock.

Recommendation

     For the reasons described below, the Bastrop Board has unanimously approved the Agreement, believes the Merger is in the best interests of Bastrop and its shareholders and recommends that shareholders of Bastrop vote FOR approval of the Agreement. In making its recommendation to shareholders, the Bastrop Board considered, among other things, the opinion of Morgan Keegan that the terms of the Agreement are fair to Bastrop shareholders from a financial point of view. See "PROPOSED MERGER -- Background of and Reasons for the Merger" and "-- Opinion of Financial Advisor."


                         PROPOSED MERGER

     This section of the Proxy Statement describes certain aspects of the Merger. The following description does not purport to be complete and is qualified in its entirety by reference to the Agreement, which is attached as Appendix A to this Proxy Statement and is incorporated herein by reference. All shareholders are urged to read the Agreement carefully and in its entirety.

Background and Reasons for Merger

     Background. In September, 1992, Bastrop was approached by a regional bank holding company interested in discussing a possible acquisition of Bastrop. At that time, Bastrop engaged the services of Morgan Keegan to provide financial advisory services including assistance in evaluating offers to acquire Bastrop. The preliminary offer by the regional bank holding company was not considered adequate, and Bastrop, with the assistance of Morgan Keegan, contacted other potential acquirers. Preliminary discussions continued with potential acquirers regarding a possible acquisition but a written agreement was never executed.

     On April 12, 1993, Bastrop entered into a Letter Agreement with Union Planters Corporation the terms of which provided that Bastrop shareholders would receive Union Planters Corporation securities in exchange for Bastrop Common Stock. Subsequently, Union Planters Corporation unilaterally exercised its right to terminate the Letter Agreement.

     In July, 1993, Stephen Hansel, President of Hibernia, contacted Morgan Keegan and indicated interest in acquiring
Bastrop. A meeting was held on August 10, 1993, attended by several Bastrop directors, a representative of Morgan Keegan, Mr.
Hansel and another executive officer of Hibernia, which was followed by an exchange of information and discussions relative to the proposed transaction.

     A special meeting of the Bastrop Board was held on November 3, 1993 to consider the Agreement, which had been negotiated between Bastrop and Hibernia in the previous months. The Bastrop Board, after meetings between management of Bastrop and Bastrop's attorneys, accountants and financial advisers, unanimously approved the Agreement at that meeting. At the same meeting a representative of Morgan Keegan presented its opinion, described below, regarding the fairness of the proposed transaction, from a financial point of view, to the shareholders of Bastrop.

     The Board of Directors of Hibernia unanimously approved an offer to merge with Bastrop on the terms set forth in the Merger Agreement at a meeting held in September of 1993 and unanimously approved the final Merger Agreement at a meeting held on November 11, 1993.

     Reasons for the Merger. In reaching its determination that the Merger and Merger Agreement are fair to, and in the best interest of, Bastrop and its shareholders, the Bastrop Board consulted with its advisers, as well as with Bastrop management, and considered a number of factors, including, without limitation, the following:

     (a) the Bastrop Board's familiarity with and review of Hibernia's business, operations, earnings, and financial condition;

     (b) the condition contained in the Agreement that a due diligence report on Hibernia satisfactory to Bastrop's Board be received;

     (c) the condition contained in the Agreement that Bastrop shall have received the opinion of Morgan Keegan that the terms of the Merger Agreement are fair to the Bastrop shareholders from a financial point of view (see "Opinion of Financial Adviser");

     (d) the Bastrop Board's belief that the terms of the Agreement are attractive in that the Agreement allows Bastrop shareholders to become shareholders of Hibernia, an institution which is the second largest bank holding company headquartered in Louisiana, whose stock is traded on the NYSE and the recent earnings performance of Hibernia;

     (e)  Hibernia's wide range of banking products and services;

     (f) the Bastrop Board's belief, based upon an analysis of the anticipated financial effects of the Merger, that upon consummation of the Merger, Hibernia and its banking subsidiaries would be well capitalized institutions, the financial position of which would be well in excess of all applicable regulatory capital requirements;

     (g) the Bastrop Board's belief that, in light of the reasons discussed above, HNB was the most attractive choice as a long-term affiliation partner of Bastrop;

     (h) the expectation that the Merger will generally be a tax-free transaction of Bastrop and its shareholders and that the Merger will be accounted for under the pooling of interests method of accounting (see "PROPOSED MERGER -- Certain Material Tax
Consequences" and "-- Accounting Treatment");

     (i) the current and prospective economic and regulatory environment and competitive constraints facing the banking industry and financial institutions in Bastrop's market area; and

     (j) the recent business combinations involving financial institutions, either announced or completed, during the past year in the United States, the State of Louisiana and contiguous states and the effect of such combinations on competitive conditions in Bastrop's market area.

     The Bastrop Board did not assign any specific or relative weight to the foregoing factors in their considerations.

     Based on the foregoing, the Bastrop Board concluded that the proposed Merger would be in the best interests of Bastrop's shareholders, as well as Bastrop's employees, customers and communities served. Accordingly, the Bastrop Board unanimously recommends that the shareholders vote "FOR" the Merger. For information regarding interests of directors and executive officers of Bastrop in the Merger and their beneficial ownership of Bastrop Common Stock, see "PROPOSED MERGER -- Management and Operations after the Merger" and "CERTAIN INFORMATION RELATING TO BASTROP -- Ownership of Directors and Executive Officers of Bastrop."

Terms of the Merger

     On the Effective Date, each outstanding share of Bastrop Common Stock (other than shares held by dissenting shareholders) will be converted into the number of shares of Hibernia Common Stock determined in accordance with the following formula: ($21.5 million divided by 300,000 (the number of outstanding shares of Bastrop Common Stock) ) divided by the fair market value of Hibernia Common Stock (as defined below) (the "Exchange Ratio"). The fair market value of the Hibernia Common Stock will be the average of the high and low trading prices of the stock for the twenty trading days preceding the last trading day immediately prior to the Effective Date. For example, if the fair market value of the Hibernia Common Stock is $7.50, each share of Bastrop Common Stock will be exchanged for 9.55 shares of Hibernia Common Stock.

     There is no minimum Ratio set in the Agreement. In addition, the Agreement does not establish a maximum Exchange Ratio.
Consequently, the number of shares of Hibernia Common Stock to be received by a Bastrop shareholder will fluctuate only on the basis of the Fair Market Value of Hibernia Common Stock.

     The conversion of shares of Bastrop Common Stock to Hibernia Common Stock shall be automatic, and Bastrop shareholders will automatically be entitled to all of the rights and privileges afforded to Hibernia shareholders as of the Effective Date.

     No fractional shares of Hibernia Common Stock will be issued in connection with the Merger. In lieu of fractional shares, Hibernia will make a cash payment equal to the fractional interest which a Bastrop shareholder would otherwise receive multiplied by the average price of Hibernia Common Stock, calculated on the basis of the average of the mean of high and low prices of one share of Hibernia Common Stock for the 20 business days preceding the Effective date as reported in The Wall Street Journal, or if the Hibernia Common Stock is not then so reported, the average of the fair market values of one share of Hibernia Common Stock on the 20 business days preceding the Effective Date determined pursuant to such reasonable method as the Hibernia may determine, and no such holder shall be entitled to dividends, voting rights or any other right of shareholders in respect of any fractional share. If prior to the Effective Date the outstanding shares of Hibernia Common Stock are increased, decreased, changed into or exchanged for a different number or class of shares or securities through a change in Hibernia's capitalization, then the number of shares to be issued in the Merger will be adjusted accordingly. The receipt of cash in lieu of fractional shares will not adversely affect the tax-free nature of the exchange of common stock in the Merger. See "PROPOSED MERGER -- Material Tax Consequences."

     For a discussion of the rights of dissenting shareholders, see "PROPOSED MERGER -- Rights of Dissenting Shareholders."

Opinion of Financial Advisor

     Bastrop has retained Morgan Keegan to act as its financial advisor in connection with the Merger. Representatives of Morgan Keegan attended, in person or by conference telephone, several meetings of the Special Committee, the Executive Committee and the full Board of Directors of Bastrop, in connection with their respective consideration of the Agreement and certain other alternative courses of action, including the meeting on November 3, 1993, at which the Agreement was approved. At that time, Morgan Keegan rendered its oral opinion that, as of the date of the Bastrop Board meeting, the Exchange Ratio was fair, from a financial point of view, to the holders of Bastrop Common Stock. Morgan Keegan has delivered a written opinion to Bastrop's Board of Directors that, as of the date of this Proxy Statement-Prospectus, the Exchange Ratio is fair, from a financial point of view, to the holders of Bastrop Common Stock.

     Morgan Keegan was not engaged to establish the price to be paid to Bastrop shareholders nor did Morgan Keegan negotiate the price of the Merger with Hibernia. The price of the Merger was negotiated by management of Hibernia and Bastrop in an arms' length negotiation.

     No limitations were imposed by the Bastrop Board upon Morgan Keegan with respect to the investigations made or procedures followed by it in rendering its opinion. The full text of Morgan Keegan's opinion as of the date of this Proxy Statement, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is set forth as Appendix B to this Proxy Statement and is incorporated herein by reference, and should be read in its entirety in connection with this Proxy Statement. The summary of the opinion of Morgan Keegan set forth in this Proxy Statement is qualified in its entirety by reference to the full text of the opinion.

     In arriving at its opinion, Morgan Keegan received, analyzed and relied upon: (i) the terms of the Agreement; (ii) certain publicly available information relating to Hibernia; (iii) certain financial and operating information with respect to the business, operations and prospects of Bastrop and Hibernia; (iv) Bastrop's financial position and operating results as compared with those of certain other publicly-held banks and bank holding companies which Morgan Keegan deemed comparable to Bastrop; (v) a comparison of the financial terms of the Merger with the terms of certain other recent transactions which Morgan Keegan deemed relevant; (vi) the dividend history of Bastrop and Hibernia; and (vii) a present value analysis of Bastrop Common Stock assuming earnings and dividends as forecast by Bastrop's management through 1995 and terminal values which Morgan Keegan deemed reasonable. In addition, Morgan Keegan had discussions with the management of Bastrop and Hibernia concerning their business, operations, assets, present condition and future prospects and undertook such other financial studies, analyses and investigations which it deemed appropriate. Morgan Keegan relied upon the accuracy and completeness of the financial and other information used in arriving at its opinion without independent verification and assumed that information provided by management of Bastrop and Hibernia reflects good faith efforts to describe the present and prospective status of Bastrop and Hibernia from an operational and financial point of view. In addition, Morgan Keegan did not make an independent evaluation or appraisal of the assets or liabilities of Hibernia or Bastrop.

     In connection with rendering its opinion dated the date of this Proxy Statement and preparing its various written and oral presentations to Bastrop's Board of Directors, Morgan Keegan performed a variety of financial analyses, including those summarized below. This summary does not purport to be a complete description of the analyses performed by Morgan Keegan in this regard. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, notwithstanding the separate factors summarized below, Morgan Keegan believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. In performing its analyses, Morgan Keegan made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond Bastrop's or Hibernia's control. The analyses performed by Morgan Keegan are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, analyses relating to the values of businesses do not purport to be appraisals or to reflect the prices at which businesses may actually be sold.

     Valuation Methodologies. In connection with its opinion and its services as financial advisor to Bastrop's Board, Morgan Keegan performed three principal valuation analyses for Bastrop: (i) a comparison of publicly traded companies which Morgan Keegan deemed reasonably comparable to Bastrop; (ii) an analysis of terms and prices in recent transactions involving acquisitions of banks and bank holding companies which Morgan Keegan deemed reasonably comparable to Bastrop; and (iii) a present value analysis of future earnings and dividends. Each of these methodologies is briefly discussed below.

     Comparable Company Analysis. Morgan Keegan compared selected recent financial information, profitability ratios, loan quality ratios, capital ratios, dividend yields and valuation multiples for Bastrop with those of selected banks and bank holding companies that Morgan Keegan deemed reasonably comparable. Such comparable companies included Century South Banks, Inc., Dahlonega, GA, Miner's National Bancorp, Pottsville, PA, National Bank of South Carolina, Sumpter, SC, First Citizen's BankStock, Morgan City, LA, First City Bancorp, Murfreesboro, TN, and Peoples Bank, Newton, NC. Morgan Keegan also compared selected recent financial ratios, earnings information and historical trading prices for the stock of Hibernia with those of selected banks and bank holding companies that Morgan Keegan deemed reasonably comparable. Such comparable companies included, Union Planters Corporation, Memphis, TN, First Tennessee National Corporation, Memphis, TN, and Whitney Holding Corporation, New Orleans, LA.

     Comparable Transaction Analysis. Morgan Keegan also compared the multiples of Bastrop's book value and net earnings implied by the Exchange Ratio with the multiples paid in 29 pending and 50 completed publicly announced transactions from January 1, 1990 to October 31, 1993 involving the merger or acquisition of banks or bank holding companies in Alabama, Arkansas, Louisiana, Mississippi, and Tennessee. Morgan Keegan also compared the return on assets and equity for the target companies in those transactions with those of Bastrop. In addition, Morgan Keegan reviewed a summary of deal statistics, including the multiples of net earnings, book values, assets and deposits of the target companies in substantially all of the acquisitions of banks and thrifts from 1990 through 1993. However, no company or transaction used in the analysis is identical to Bastrop, Hibernia or the Merger. Accordingly, an analysis of the results of the foregoing is not entirely mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values of the companies or company to which they are being compared.

     Present Value Analysis. In an attempt to establish a range of stand alone values for Bastrop continuing as an independent entity, Morgan Keegan utilized a present value analysis, estimating the present value of the future streams of earnings and dividends that Bastrop could produce through 1995, assuming Bastrop performed in accordance with the earnings forecasts of Bastrop's management. Morgan Keegan estimated the terminal value for Bastrop Common Stock at the end of the period by applying multiples of 10x and 12x to Bastrop's terminal year per share earnings. The assumed dividend streams and terminal values were added and discounted to present values using discount rates of 10% and 12%, chosen to reflect different assumptions regarding the required rates of return to holders or prospective buyers of Bastrop Common Stock.

     Dilution and Contribution Analyses. Due to the disparity in the relative sizes of Bastrop and Hibernia, Morgan Keegan did not deem a dilution analysis or contribution analysis to be meaningful to its opinion.

     The terms of the engagement of Morgan Keegan were set forth in an engagement letter dated September 17, 1992. Pursuant to that letter, Bastrop has paid Morgan Keegan $47,500 for acting as financial advisors in connection with Bastrop's ongoing efforts to identify an appropriate purchaser. If the Merger is consummated, Bastrop will pay to Morgan Keegan a transaction fee equal to 1.25% of the aggregate consideration paid to the Bastrop shareholders. Bastrop will receive a credit against the amount so payable of the $47,500 already paid to Morgan Keegan. Whether or not the Merger is consummated, Bastrop has agreed to reimburse Morgan Keegan for their reasonable out-of-pocket expenses, including all fees and disbursements of counsel, and to indemnify Morgan Keegan against certain liabilities relating to or arising out of their engagement, including certain liabilities under the federal and state securities laws.

Surrender of Certificates

     As soon as practicable after the Effective Date, the transfer agent of Hibernia, in its capacity as Exchange Agent, will mail all non-dissenting shareholders of Bastrop a letter of transmittal, together with instructions for the exchange of their Bastrop Common Stock certificates for certificates representing Hibernia Common Stock. Until so exchanged, each certificate representing Bastrop Common Stock outstanding immediately prior to the Effective Date shall be deemed for all purposes to evidence ownership of the number of shares of Hibernia Common Stock into which such shares have been converted on the Effective Date. Shareholders should not send their Bastrop Common Stock certificates for surrender until they receive further instructions from the Exchange Agent.

Representations and Warranties; Conditions to the Merger; Waiver

     The Agreement contains representations and warranties by Bastrop regarding, among other things, its organization, authority to enter into the Agreement, capitalization, properties, financial statements, pending and threatened litigation, contractual obligations and contingent liabilities. The Agreement also contains representations and warranties by Hibernia regarding, among other things, its organization and authority to enter into the Agreement, capitalization, financial statements and other public reports. Except as otherwise provided in the Agreement, these representations and warranties will not survive the Effective Date.

     The obligations of Hibernia and Bastrop to consummate the Merger are conditioned upon, among other things, approval of the Agreement by Bastrop's shareholders; the receipt of necessary regulatory approvals, including the approval of the OCC without any materially burdensome conditions; the receipt of an opinion to the effect that the Merger, when consummated in accordance with the terms of the Agreement, will constitute a reorganization within the meaning of Section 368 of the Code and that, to the extent Bastrop Common Stock is exchanged for Hibernia Common Stock, Bastrop's shareholders will recognize no gain or loss for federal income tax purposes with respect to such exchange; the effectiveness under the Securities Act of a registration statement relating to the Hibernia Common Stock to be issued in connection with the Merger and the absence of a stop order suspending such effectiveness; the absence of an order, decree or injunction enjoining or prohibiting the consummation of the Merger; the receipt of all required state securities law permits or authorizations; the accuracy of the representations and warranties set forth in the Agreement as of the Closing Date; the listing of the Hibernia Common Stock to be issued in the Merger on the NYSE; the receipt of certain opinions of counsel; in the case of Bastrop, the receipt of the fairness opinion of Morgan Keegan and, in the case of Hibernia, the absence of an event that would preclude the Merger from being accounted for as a pooling of interests.

     Except with respect to any required shareholder or regulatory approval, substantially all of the conditions to consummation of the Merger may be waived at any time by the party for whose benefit they were created, and the Agreement may be amended or supplemented at any time by written agreement of the parties, except that no such waiver, amendment or supplement executed after approval of the Agreement by Bastrop's shareholders shall change the Exchange Ratio.

Regulatory Approvals

     Bastrop and HNB are each regulated by the OCC, and the Merger consequently must be approved by the OCC before it may be effected.

     When the approval of the OCC has been obtained, Bastrop and HNB must wait at least 30 days prior to consummating the Merger.
During this 30-day period, the Department of Justice may object to the Merger on antitrust grounds.

Business Pending the Merger

     Under the terms of the Agreement, Bastrop may not, without the prior written consent of Hibernia or as otherwise provided in the Agreement, among other things,: (i) create or issue any additional shares of capital stock or any options or other rights to purchase or acquire shares of capital stock; (ii) enter into employment contracts with directors, officer or employees or otherwise agree to increase the compensation of or pay any bonus to such persons except in accordance with existing policy; (iii) enter into or substantially modify any employee benefits plans; (iv) establish any automatic teller machines or branch or other banking offices;
(v) make any capital expenditure(s) in excess of $100,000; (vi) merge with any other company or bank or liquidate or otherwise dispose of its assets; or (vii) acquire another company or bank (except in connection with foreclosures of bona fide loan transactions). Bastrop is also prohibited from declaring or paying dividends after the date hereof and prior to the Closing.

Effective Date of the Merger; Termination

     The Merger will become effective at the date and time that the Merger becomes effective as of the date and time of issuance by the OCC of a certificate of merger relating to the Merger (the "Effective Date"). Unless otherwise mutually agreed upon by Hibernia and Bastrop, the Effective Date will occur on the date that falls 30 days after the date of the order of the OCC approving the Merger and (ii) the date that falls 5 days after the Special Meeting; or such later date within 60 days of the Special Meeting Date as may be agreed upon by the parties. On the Effective Date, each outstanding share of Bastrop Common Stock, other than shares held by shareholders who exercise and perfect dissenters' rights in accordance with applicable law, will be converted into a number of shares determined by the application of a formula based upon the average market price of Hibernia Common Stock for the twenty trading days preceding the last trading day immediately prior to the Effective Date. The aggregate purchase price to be paid for all of the outstanding Bastrop Common Stock is $21.5 million. If the fair market value of Hibernia Common Stock is $7.50 per share, each Bastrop shareholder would receive 9.55 shares of Hibernia Common Stock for each share of Bastrop Common Stock held by him.

     The Agreement may be terminated by either party, whether before or after approval of the Agreement and the Merger by Bastrop's shareholders: (i) in the event of a material breach by the other party of any representation, warranty or covenant which has not been cured within the period allowed by the Agreement; (ii) if any of the conditions precedent to the obligations of such party to consummate the Merger have not been satisfied, fulfilled or waived as of the Closing Date; (iii) if any application for any required regulatory approval has been denied, and the time for all appeals of such denial has run; (iv) if the shareholders of Bastrop fail to approve the Merger at the Special Meeting; (v) if there is a material adverse change in the financial condition of either party; or (vi) in the event that the Merger is not consummated by July 1, 1994. The Agreement may also be terminated by Hibernia if the Merger does not qualify for pooling of interests accounting treatment and specifically if the holders of more than 10% of the Bastrop Common Stock exercise and perfect dissenters' rights. The Agreement also may be terminated at any time by the mutual consent of the parties. In the event of termination, the Agreement shall become null and void, except that certain provisions thereof relating to expenses and confidentiality and the accuracy of information provided for inclusion in the Registration Statement of which this Prospectus is a part shall survive any such termination and any such termination shall not relieve any breaching party from liability for any uncured breach of any covenant or agreement giving rise to such termination.

Management and Operations After the Merger

     On the Effective Date, Bastrop will be merged with and into HNB and the separate existence of Bastrop will cease. The offices of Bastrop will operate as branch banking offices of HNB. The employees of Bastrop on the Effective Date will become employees of HNB.

     The Boards of Directors of Hibernia Corporation and HNB following the Merger shall consist of those persons serving as directors immediately prior thereto. Information regarding the directors of Hibernia elected at its annual meeting of shareholders on April 26, 1994 is contained in documents incorporated herein by reference. See "AVAILABLE INFORMATION." The directors of Bastrop will resign their positions as directors as of the Effective Date.

Certain Differences in Rights of Shareholders

     If the shareholders of Bastrop approve the Merger and the Merger is subsequently consummated, all shareholders of Bastrop, other than any shareholders who exercise and perfect dissenters' rights, will become shareholders of Hibernia. As shareholders of Hibernia, their rights will be governed by and subject to Hibernia's Articles of Incorporation and Bylaws, rather than Bastrop's Articles of Association and Bylaws. The following is a summary of the principal differences between the rights of shareholders of Bastrop and Hibernia not described elsewhere in this Proxy Statement-Prospectus.

     Liquidity of Stock. There currently is no ready market for the shares of Bastrop Common Stock, and such a market is not likely to develop in the future. The shares of Hibernia Common Stock that will be issued in the Merger will be registered under applicable securities laws and may therefore be freely resold by persons who are not "affiliates" of Bastrop or Hibernia. In addition, the Hibernia Common Stock is listed on the NYSE and actively traded on that exchange. Current quotes of the market price of Hibernia Common Stock are available from brokerage firms and other securities professionals, as well as other sources, and are published in major newspapers on a daily basis.

     Election of Directors; Cumulative Voting. Bastrop's Bylaws provide for cumulative voting for directors, which permits each shareholder to cast a number of votes for directors equal to the aggregate number of shares held by him times the number of directors to be elected. Hibernia's Articles and Bylaws do not include cumulative voting. Hibernia Common Stock is entitled to only one vote per share in the election of directors.

     Special Meetings of Shareholders. The Board of Directors may call a special meeting of the shareholders of Bastrop at any time. In addition, Bastrop shareholders owning an aggregate of at least 10% of the capital stock of Bastrop may call a special meeting of the shareholders of Bastrop.

     Special meetings of the shareholders of Hibernia may be called by the Chairman of the Board, the President, the Chief Executive Officer or the Treasurer of Hibernia. In addition, shareholders holding one-fifth or more of the total voting power of Hibernia may request a special meeting of shareholders and, upon receipt of such request, the Secretary of Hibernia is required to call a special meeting of the shareholders.

     Shareholder Proposals. Bastrop's Articles of Association and Bylaws do not contain any provision either expressly forbidding or permitting a shareholder to submit a proposal for consideration at shareholders' meeting, except to nominate an individual for election as a director. In that case, a shareholder may nominate a director simply by giving Bastrop's Board notice no less than 14 nor more than 50 days prior to the shareholder meeting at which the individual is to be nominated, which notice must include certain information concerning the director nominee, to the extent the shareholder has that information.

     Hibernia's Bylaws contain certain provisions expressly allowing shareholders to submit such proposal and to nominate individuals for election as directors, under certain circumstances and provided the shareholder complies with all of the conditions set forth in those provisions.

     Establishing the Number of Directors. Hibernia's Bylaws provide that the number of directors is set by the Bylaws, which may be amended by a majority of the Board of Directors, thereby giving a majority of the Board the authority to establish the number of directors. Bastrop's Bylaws provide that the number of directors may only be set at a shareholder meeting and thereby may only be changed by a majority of the shareholders.

     Terms of Directors. Directors of Bastrop serve for one year. Hibernia's Board is divided into three classes, each of which serves a three-year term.

     Director and Shareholder Proxies. Bastrop's Bylaws prohibit directors from voting by proxy. Hibernia's Bylaws expressly permit directors to vote by proxy. In addition, Bastrop's Bylaws prohibit officer and employees of Bastrop from acting as proxies for shareholder meetings. Hibernia's Bylaws contain no such prohibition. Finally, Bastrop's Bylaws provide that shareholder proxies are only valid for one meeting. Hibernia's Bylaws do not restrict the validity of shareholder proxies, and therefore such proxies are valid for as long as permitted under state corporate law (generally eleven months unless earlier revoked).

     Certain Transfer Restrictions Relating to 5-Percent Shareholders. Article IX of Hibernia's Articles of Incorporation restricts transfers of equity interests in the Hibernia under certain circumstances. This restriction (the "5-Percent Restriction") is intended to protect Hibernia from certain transfers of equity interests which could have a material adverse effect on Hibernia's ability to use certain tax benefits to reduce its taxable income. Under the 5-Percent Restriction, if, before December 29, 1995, a shareholder transfers or agrees to transfer Hibernia stock or stock equivalents, the transfer will be prohibited and void to the extent that it would result under applicable Federal income tax rules in the identification of a new "5-percent shareholder" of Hibernia or an increase in the percentage stock ownership of any existing "5-percent shareholder" is increased.

      The 5-Percent Restriction does not apply to any transfer which has been approved in advance by the Board of Directors of Hibernia, or which is made in compliance with exceptions established from time to time by resolution of the Board of Directors. The Board of Directors may withhold its approval of a transfer only if, in its judgment, the transfer may result in any limitation on the use by Hibernia of its net operating loss carryforwards or built-in tax losses or other tax attributes. The Board of Directors may adopt further resolutions exempting additional transfers from the 5-Percent Restriction.

      The 5-Percent Restriction may adversely affect the marketability of the Hibernia Common Stock by discouraging potential investors from acquiring equity securities of Hibernia.
However, since its adoption in September 1992, the 5-Percent
Restriction does not appear to have had any such adverse affect on the marketability of the Hibernia Common Stock.

     While the 5-Percent Restriction may have the effect of impeding a shareholder's attempt to acquire a significant or controlling interest in Hibernia, the purpose of the 5-Percent Restriction is to preserve the tax benefits of Hibernia's previous losses, not to insulate management from change. Management of Hibernia believes the tax benefits outweigh any anti-takeover impact of the 5-Percent Restriction. Any anti-takeover effect of the 5-Percent Restriction will end with the termination of the 5-Percent Restriction on December 29, 1995.

     Indemnification of Officers and Directors. Hibernia's Articles of Incorporation provide for indemnification of officers and directors of Hibernia under the circumstances permitted by Louisiana law. This indemnification provision requires indemnification, except as prohibited by law, of officers and directors of Hibernia or any of its wholly-owned subsidiaries against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding, whether civil or criminal, administrative or investigative (including any action by or in the right of Hibernia) by reason of the fact that the person served as an officer or director of Hibernia or one of its subsidiaries. Officers and directors may only be indemnified against expenses in cases brought by the officer or director against Hibernia if the action is a claim for indemnification, the officer or director prevails in the action, or indemnification is included in any settlement or is awarded by the court. The indemnification provision further requires Hibernia to advance defense costs to officers and directors in such suits and proceedings upon receipt of an undertaking to repay such expenses unless it is ultimately determined that the officer or director is entitled to indemnification as authorized by the Article.

     Bastrop's Articles and Bylaws do not provide for indemnification of officers and directors.

Material Tax Consequences

     The following is a summary description of the material tax consequences of the Merger to the shareholders of Bastrop; it is not intended to be complete description of the federal income tax consequences of the Merger. Tax laws are complex, and each shareholder's individual circumstances may affect the tax consequences to such shareholder. In addition, no information is provided with respect to the tax consequences of the Merger under applicable state, local or other tax laws. Each shareholder is therefore urged to consult a tax advisor regarding the tax consequences of the Merger to him or her.

     Consummation of the Merger is conditioned upon the receipt of an opinion to the effect that the Merger, when consummated in accordance with the terms of the Agreement will constitute a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and that the exchange of Bastrop Common Stock for Hibernia Common Stock will not give rise to the recognition of gain or loss for federal income tax purposes to Bastrop's shareholders with respect to such exchange. See "PROPOSED MERGER -- Representations and Warranties; Conditions to the Merger; Waiver."

     If the Merger constitutes a reorganization within the meaning of Section 368 of the Code: (i) no gain or loss will be recognized by Bastrop, Hibernia or HNB by reason of the Merger; (ii) a shareholder of Bastrop will not recognize any gain or loss for federal income tax purposes to the extent Hibernia Common Stock is received in the Merger in exchange for Bastrop Common Stock; (iii) the tax basis in the Hibernia Common Stock received by a shareholder of Bastrop will be the same as the tax basis in the Bastrop Common Stock surrendered in exchange therefor; and (iv) the holding period, for federal income tax purposes, for Hibernia Common Stock received in exchange for Bastrop Common Stock will include the period during which the shareholder held the Bastrop Common Stock surrendered in the exchange, provided that the Bastrop Common Stock was held as a capital asset at the Effective Date.

     The parties have received the opinion of Ernst & Young, certified public accountants, to the effect that, if consummated in accordance with its terms and certain representations of the parties, the Merger will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Code and will therefore have the tax consequences to Bastrop shareholders described above. The opinion is attached hereto as Appendix D. Cash received in the Merger lieu of fractional shares will not adversely affect the income tax treatment of the exchange of shares, but will be treated as a partial redemption of the shareholder's interest in his stock and therefore will generally be subject to federal income tax as a captial gain if the shareholder's basis in the stock is less than price being paid by Hibernia.

     Cash payments received by dissenting shareholders will be treated as a complete redemption of the shareholders' interests in their stock and will generally be subject to federal and state income tax as a capital gain. For more information regarding the income tax consequences of cash payments received by dissenting shareholders, see "PROPOSED MERGER -- Rights of Dissenting Shareholders."

Resale of Hibernia Common Stock

     The shares of Hibernia Common Stock issuable to shareholders of Bastrop upon consummation of the Merger have been registered under the Securities Act. It is anticipated that all shares of Hibernia Common Stock issued in connection with the Merger will be approved for listing, upon official notice of issuance, on the NYSE. Such shares may be traded freely by those shareholders not deemed to be affiliates of Bastrop as that term is defined under the Securities Act. The term "affiliate" generally means each person who controls, or is a member of a group that controls, or who is under common control with, Bastrop, and for purposes hereof could be deemed to include all executive officers, directors and 10% shareholders of Bastrop.

     Hibernia Common Stock received and beneficially owned by those shareholders who are deemed to be affiliates of Bastrop may be resold without registration as provided by Rule 145, or as otherwise permitted, under the Securities Act. Such affiliates, provided they are not affiliates of Hibernia,may publicly resell Hibernia Common Stock received by them in the Merger subject to certain limitations, principally as to the manner of sale, during the two years following the Effective Date. After the two-year period, such affiliates may resell their shares without restriction. In addition, shares of Hibernia Common Stock issued to affiliates of Bastrop in the Merger will not be transferable until financial statements pertaining to at least 30 days of post-Merger combined operations of Hibernia and Bastrop have been published, in order to satisfy certain requirements of the Commission relating to pooling of interests accounting treatment.

     The Agreement provides that Bastrop will use its best efforts to identify those persons who may be deemed to be affiliates of Bastrop and to cause each person so identified to deliver to Hibernia a written agreement providing that such person will not dispose of Bastrop Common Stock or Hibernia Common Stock received in the Merger except in compliance with the Securities Act, the rules and regulations promulgated thereunder and the Commission's rules relating to pooling of interests accounting treatment.

Rights of Dissenting Shareholders

     Each Bastrop shareholder who objects to the Merger shall be entitled to the rights and remedies of dissenting shareholders provided in the Bank Merger Act, 12 U.S.C. 215a, a copy of which is set forth as Appendix C hereto.

     Shareholders of Bastrop who follow the procedures specified in Appendix C ("Section 215a") will be entitled to receive the value of their shares of Bastrop Common Stock in cash. The procedures set forth in Section 215a must be strictly complied with. Failure to follow any of the procedures may result in a termination or waiver of dissenters' rights under Section 215a.

     The following discussion of the provisions of Section 215a is not intended to be a complete statement of its provisions and is qualified in its entirety by reference to the full text of that section included herein as Appendix C.

     Under Section 215a, a shareholder of Bastrop electing to exercise dissenter's rights must both:

     (i) vote against the Merger or otherwise notify the secretary of Bastrop in writing that he dissents from the plan of Merger; and

     (ii) within 30 days after the Effective Date, deliver to Hibernia a written demand for the value of his shares of Bastrop Common Stock in cash accompanied by the surrender of the stock certificates for such shares. Such written demand should be delivered either in person or by mail (certified mail, return receipt request, being the recommended form of transmittal) to _________, Hibernia Corporation, 313 Carondelet Street, New Orleans, Louisiana 70130.

     The value of the shares as to which written demand has been made will be determined, as of the date of the Effective Date of the Merger by a committee of three appraisers, one to be selected by the owners of a majority of the shares involved, one to be selected by the Hibernia Board, as the Board of Directors of the resulting bank following the Merger, and one to be selected by the two appraisers previously selected. The valuation agreed upon by any two of the three appraisers will govern. If the value so fixed is not satisfactory to any dissenting shareholder who has requested payment, that shareholder may, within five days after being notified of the appraised value of his shares, appeal to the Comptroller of the OCC who will cause a reappraisal to be made. In the event that the appraisal is not completed within 90 days after the Merger, upon written request of any interested party the Comptroller of the OCC will cause an appraisal to be made.
Hibernia will pay the expenses of the Comptroller. Expenses of the Comptroller will be paid by Hibernia.

     When a value has been ascertained for the shares, the shareholder will receive payment promptly. The shares of Hibernia Common Stock which would have been delivered to the dissenting shareholders had they not requested payment must be sold at an advertised public auction and Hibernia has the right to purchase any of such shares. If the shares are sold at the public auction at a price greater than the amount paid to the dissenting shareholders, the excess in such sale price must be paid to the dissenting shareholders.

     Shareholders of Bastrop who exercise and perfect dissenters' rights and who receive cash for their shares of Bastrop Common Stock will generally be subject to federal and state income tax on all or a portion of the amount of cash received. The receipt of cash for shares will be treated as a complete redemption of the shareholder's interest in the stock and, depending on the individual shareholder's circumstances, may result in a capital gain to him. The tax opinion rendered by Ernst & Young and attached hereto as Appendix D addresses the payments to dissenting shareholders and states that those payments are not covered by opinion and therefore are not exempt from federal or state income tax. Shareholders desiring to dissent from the Merger are urged to consult their tax advisors with regard to the tax implications to them of exercising dissenters' rights.

Dividend Reinvestment Plan

     Hibernia maintains a Dividend Reinvestment Plan through which shareholders of Hibernia who participate in the plan may reinvest dividends in Hibernia Common Stock. Shares are purchased for participants in the plan at their market value as determined by the market price of the stock as listed on the NYSE. The plan also permits participants to purchase additional shares with cash at the then-current market price. All shares purchased through the plan are held in a separate account for each participant maintained by Hibernia's transfer agent. Shareholders who participate in the Dividend Reinvestment Plan purchase shares through the plan without paying brokerage commissions or other costs ordinarily associated with open market purchases of stock. It is anticipated that the Dividend Reinvestment Plan will continue after the Effective Date and that shareholders of Bastrop who become shareholders of Hibernia will have the same opportunity to participate in the plan as other shareholders of Hibernia.

Accounting Treatment

     It is anticipated that the Merger will be accounted for as a "pooling of interests" transaction. In order for the Merger to qualify for pooling of interests accounting treatment, 90% or more of the outstanding Bastrop Common Stock must be exchanged for Hibernia Common Stock. If holders of more than 10% of the outstanding Bastrop Common Stock exercise and perfect dissenters' rights, the Merger will not qualify for pooling of interests
accounting.   Also, in order for the pooling of interests
accounting method to apply, "affiliates" of Bastrop cannot reduce their holdings of Hibernia Common Stock received in the Merger for a period beginning 30 days prior to the Effective Date and ending upon the publication of at least 30 days of post-Merger combined operations of Bastrop and HNB. Persons believed by Bastrop to be "affiliates" have agreed to comply with these restrictions.

     Bastrop has agreed to use its best efforts to permit the transaction to be accounted for as a pooling of interests. Hibernia is not obligated to consummate the Merger if the Merger does not qualify for pooling of interests accounting treatment.


                CERTAIN REGULATORY CONSIDERATIONS

General

     As a bank holding company, Hibernia is subject to the regulation and supervision of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). Under the BHCA, bank holding companies may not directly or indirectly acquire the ownership or control of more than 5% of the voting shares or substantially all of the assets of any company, including a bank, without the prior approval of the Federal Reserve Board. In addition, bank holding companies are generally prohibited from engaging under the BHCA in nonbanking activities, subject to certain exceptions.

     Hibernia's banking subsidiary, HNB, is subject to supervision and examination by applicable federal and state banking agencies. HNB is a national banking association subject to the regulation and supervision of the Comptroller of the Currency (the "Comptroller"). HNB is also subject to various requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon and limitations on the types of investments that may be made and the types of services that may offered. Various consumer laws and regulations also affect the operations of HNB. In addition to the impact of regulation, commercial banks are affected significantly by the actions of the Federal Reserve Board as it attempts to control the money supply and credit availability in order to influence the economy.

Payment of Dividends

     Hibernia has substantial capital in excess of its needs for capital. Consequently, although Hibernia would ordinarily depend upon payment of dividends by HNB in order to pay dividends to its shareholders, it does not currently depend upon HNB dividends for the sources of its dividends to shareholders. In the event its capital position changes or management determines to preserve holding company capital for other purposes, Hibernia would derive substantially all of its income from the payment of dividends by HNB, and its ability to pay dividends would be affected by the ability of HNB to pay dividends. HNB is subject to various statutory and contractual restrictions on its ability to pay dividends to Hibernia. Under such restrictions, the amount available for payment of dividends to Hibernia by HNB was $84 million at December 31, 1993. In addition, the OCC has the authority to prohibit any national bank from engaging in an unsafe or unsound practice, and the OCC has indicated its view that it generally would be an unsafe and unsound practice to pay dividends except out of current operating earnings. The ability of HNB to pay dividends in the future is presently, and could be further, influenced by bank regulatory policies or agreements and by capital guidelines. Additional information in this regard is contained in documents incorporated by reference herein. See "AVAILABLE INFORMATION."

     In addition, consistent with its policy regarding bank holding companies serving as a source of strength for their subsidiary banks, the Federal Reserve Board has stated that, as a matter of prudent banking, a bank holding company generally should not maintain a rate of cash dividends unless its net income available to common shareholders has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears to be consistent with the holding company's capital needs, asset quality and overall financial condition.

     Hibernia reinstated the dividend on its Common Stock in September 1993. Quarterly dividends ranging from $.03 to $.04 per share have been paid on the Hibernia Common Stock since that time.

Restrictions on Extensions of Credit

     HNB is subject to restrictions imposed by federal law on the ability of any national bank to extend credit to affiliates, including Hibernia, to purchase the assets thereof, to issue a guarantee, acceptance or letter of credit on their behalf (including an endorsement or standby letter of credit) or to purchase or invest in the stock or securities thereof or to take such stock or securities as collateral for loans to any borrower. Such extensions of credit and issuances generally must be secured by eligible collateral and are generally limited to 15% of HNB's capital and surplus.


            CERTAIN INFORMATION RELATING TO BASTROP


Description of Business

     General. Bastrop was chartered as a state bank in 1892 and converted to a national bank in 1952. Bastrop is a community-oriented financial institution, which presently operates a general banking business at four locations (including one automated teller machine) in Bastrop Louisiana, providing customary banking services such as checking and savings accounts, various types of time deposits, safe deposit facilities and money transfers. Bastrop also finances commercial transactions and makes and services both secured and unsecured loans to individuals, firms and corporations. Commercial lending operations include various types of credit services for the customers of Bastrop. Bastrop's installment loan department makes direct loans to individuals for personal, automobile, real estate, home improvement, business and collateral needs.

     The management of Bastrop believes that the services presently provided by Bastrop are responsive to the convenience and needs of the community served by Bastrop. There is no individual customer or small group of customers the loss of which would have a material impact on the operation of Bastrop. Bastrop is not authorized to engage in the trust business and thus does not operate a trust department.

     Recent Operating Results.

     The following information, which described the operating results of Bastrop over the period from December 31, 1991 to December 31, 1993, should be read in conjunction with the financial statements of Bastrop that follow this disucssion.

Results of Operations December 31, 1993 compared with December 31,
1992.

     For the year ended December 31, 1993, net income was $2,050,267 as compared to $2,179,313 for the year ended December 31, 1992. Net income is largely dependent upon net interest income, or the difference between interest received on loans and investments, the interest-bearing assets, and interest paid on certain deposit accounts, the interest-bearing liabilities. Net interest income is affected by the average yield on the loans and investments, the average rate paid on deposit accounts, the average outstanding balances of these interest-bearing assets and liabilities, and the magnitude of change of each. Lower interest rates during 1993 resulted in interest income declining $611,753 from $8,937,182 for 1992 to $8,325,429 for 1993, and interest expense declining $371,154 from $3,757,895 for 1992 to $3,386,741 for 1993. The greater decline of interest income resulted primarily from assets continuing to re-price at lower yields after most liabilities had already reached lower rates at this point in the low rate environment. This contributed to a decline in net interest income of $240,599 from $5,179,287 in 1992 to $4,938,688 in 1993. The decrease in the net interest margin, the difference in the average yield on assets and the average rate paid on liabilities, was moderated slightly by a greater increase in interest-earning assets than in interest-bearing liabilities.

     Non-interest income increased $36,946 during the period, from $712,981 in 1992 to $749,927 in 1993. Net gains resulting from the sale of securities accounted for $28,873 of this figure, as prudent asset\liability management strategies were implemented to better position the investment portfolio for the existing and expected rate environments.

     Non-interest expense, excluding income taxes and provision for loan losses, remained fairly constant, increasing less than .5% from $2,818,988 in 1992 to $2,831,125 in 1993.

     Bastrop maintains a reserve for potential loan losses that management of Bastrop believes is adequate to cover future losses on outstanding loans. The allowance for loan losses was $384,155 at the end of 1993, with $28,000 charged to operations during the year to provide for the reserve, compared to $357,825 at the end of 1992, with $39,688 charged to operations to provide for the reserve during 1992.

     Income taxes decreased $75,056 from $854,279 in 1992 to $779,223 in 1993, due to a decrease of $204,102 in income before taxes.

Results of Operations as of December 31, 1992 Compared With
December 31, 1991.

     Net income for 1992 was $2,179,313, as compared to $1,561,348 for 1991. The increase of $617,965 for 1992 over 1991 was due primarily to a 24% increase in net interest income from $4,174,974 for 1991 to $5,179,287 for 1992, or $1,004,313.

     Interest income for 1992 was $8,937,182, and, for 1991, was $9,344,087. The decrease of $406,905 resulted from a declining average yield on interest-earning assets, partially offset by an increase in the average balances of interest-earning assets.

     Interest expense for 1992 was $3,757,895, and, for 1991, was $5,169,113. The decrease of $1,411,218 is attributable to a decline in the average rate paid on deposits, partially offset by an increase in the average balances of interest-bearing liabilities.

     The greater decline in interest expense than in interest income is attributable to more frequent repricing of liabilities than assets early in the declining rate environment. This resulted in an increase in net interest margin and the 24% increase in net interest income.

     Non-interest income for 1992 and 1991 was $712,981 and $640,035, respectively. The increase of $72,946 is partly attributable to increases in monthly services charges that were effective November 1, 1991, and yielded additional income of $40,903 in 1992. The remainder of the increase is primarily attributable to sales of investment securities in 1992 that resulted in net pre-tax gains of $21,938.

     Non-interest expense, excluding income taxes and provision for loan losses, increased $59,855 from $2,759,133 in 1991 to $2,818,988 in 1992. During 1991, certain permitted corporate securities, and securities collateralized by guaranteed investment contracts issued by an insurance company on which accrual of interest had been discontinued or reduced, were written down, then sold. In addition, a provision was charged to operations to fund a reserve for securities losses. The transactions during 1991 resulted in net pre-tax losses of $277,633. Although there were no securities losses (net) in 1992, the elimination of this expense item from 1991 to 1992 was more than offset by increases in personnel expenses (8.6% or $106,000), legal expense associated with bidding on loans from a failed savings and loan association ($14,000) and initial merger negotiations with another institution ($50,000), charges associated with the elimination of compensating balances at other financial institutions ($36,000), increased property taxes ($32,000), operating loss increase ($28,000), a change in accounting for machine maintenance and rent ($49,000) and other general expenses. The effect of the sales of investment securities, net of tax, was a gain of $14,479 in 1992 and a loss of $183,233 in 1991.

     The allowance for loan losses for 1992 and 1991 was $357,825 and $345,000, respectively, with $39,688 charged to operations in 1992 and $16,528 charged to operations in 1991 to provide for the allowance.

     Income taxes increased from $478,000 in 1991 to $854,279 in 1992, due to the increase in income before taxes.

Results of Operations December 31, 1991 Compared to December 31,
1990.

     Net income for 1991 was $1,561,348, as compared to 1990 net income of $1,393,898. Total interest income in 1991 was $9,344,087 as compared to interest income in 1990 of $9,746,952, a decrease of $402,865. Interest expense for 1991 and 1990 was $5,169,113 and $5,785,327, respectively, a decline of $616,214. The average maturity of the bank's liabilities was shorter than the average maturity of the bank's assets. This resulted in the liabilities repricing faster than the assets. In the declining rate environment of 1991, this caused interest expense to decline faster than interest income, resulting in an increase in net interest margins and in net interest income of $213,349.

     Non-interest income increased $29,878 from $610,157 in 1990 to $640,035 in 1991, due primarily to an increase in income from various service charges implemented in 1991.

     Non-interest expense, excluding income taxes and provision for loan losses, decreased slightly from $2,778,111 in 1990 to $2,759,133 in 1991. Write-downs and sales of certain investment securities consisting of non-performing corporate securities and securities collateralized by guaranteed investment contracts issued by insurance companies were executed during 1990. In addition, a provision was charged to operations to fund a reserve for securities losses. Other sales were executed that were also considered prudent asset/liability management decisions by Bastrop's management. The effect of all securities transactions during 1990 was a net pre-tax loss of $395,740. Similar transactions in 1991 resulted in a net pre-tax loss of $277,633. Although securities losses decreased by $118,107 from 1990 to 1991, other expense items increased, offsetting the decline. Significant changes include: personnel expenses increased less than 2% or $22,000; FDIC insurance increased $128,770; occupancy expenses decreased $52,351; and various other expense categories increased slightly.

     The allowance for loan losses was $345,000 at the end of each of 1991 and 1990. During 1990 and 1991, $86,273 and $16,528 was
charged to operations to provide for the allowance, respectively. These amounts were equal to the amounts of net loan losses incurred in each respective year.

     Income taxes increased $164,500 from $313,500 in 1990 to $478,000 in 1991, due to increased income before taxes.


     Competitive Conditions. Bastrop does business in Morehouse Parish in Louisiana. Five other financial institutions are doing business in Morehouse Parish. Bastrop is subject to substantial competition in all aspects of its business. Intense competition for loans and deposits comes from other financial institutions in the market areas. In certain aspects of its banking business, Bastrop also competes with credit unions, small loan companies, insurance companies, mortgage companies, finance companies, brokerage houses and other financial institutions, some of which are not subject to the same degree of regulation and restriction as Bastrop and many of which have financial resources greater than those of Bastrop.

     Bastrop currently employs 41 persons, 38 full-time and 3 part-time.

     Supervision and Regulation. Bastrop is subject to applicable provisions of the federal law as it pertains to national banks, and to Louisiana law, insofar as they do not conflict with or are not preempted by federal law, including laws relating to usury, various consumer and commercial loans and the operation of branch banks.

     Property.   Bastrop has four locations.  Bastrop owns the
facilities of its main office at 101 S. Franklin Street, and its branches located at 510 North Washington Street and 714 East Madison Street, Bastrop, Louisiana. It also has an automated teller machine located at 2032 East Madison, Bastrop, Louisiana. The facilities have an aggregate of approximately 26,000 square feet, and management of Bastrop deems its facilities adequate for the conduct of its business.

     Legal Proceedings. Bastrop is not a party to any pending legal proceedings before any court, administrative agency or other tribunal other than routine litigation incidental to the conduct of the business of Bastrop. Bastrop management further believes that no litigation is threatened in which Bastrop faces potential loss or exposure which will materially affect shareholders' equity or Bastrop's financial position as presented herein.

     Directors and Executive Officers

     The members of the Bastrop Board are elected by the shareholders at the annual meeting to serve until the next annual meeting and until their successors are duly elected and qualified.

     The name of each director, his age, his current principal occupation (which has continued for five years unless otherwise indicated), the name and principal business of the organization in which his occupation is carried on (which organization is not an affiliate of Bastrop unless indicated), any directorships in publicly held companies, and the year in which he was first elected to his position with Bastrop are as follows:

     Eugene A. Barham, 82, is a partner in several farming operations in Oak Ridge, Louisiana. He was elected to the Bastrop Board in 1974.

     Carl O. Berry, 59, is co-owner of Berry Packing Company, a meat packing plant located in Bastrop, Louisiana and Cossett, Arkansas. He was elected to the Bastrop Board in 1979.

     Henry W. Bridges, 43 was elected President and Chief Operating Officer on January 28, 1992. He has been employed by Bastrop in various capacities since 1975. He was elected to the Bastrop Board in 1991.

     W. T. Carpenter, 81, is a retired state senator and entrepreneur in various business enterprises. He was elected to the Bastrop Board in 1954.

     Cloyd Farrar, 59, is Executive Vice President of Bastrop and has been employed by Bastrop in various capacities since 1966. He was elected to the Bastrop Board in 1985.

     James P. Madison, 62, is a retired attorney. He was elected to the Bastrop Board in 1968.

     William F. McDonald, 64, is Chairman and co-owner of Rimcor,
Inc., a commercial refabricating business. He was elected to the Bastrop Board in 1989.

     Richard W. Revels, 69, was elected Chairman of the Board and Chief Executive Officer on January 28, 1992. He had previously served as Chairman, President and Chief Executive Officer. Mr. Revels have been employed by Bastrop in various capacities since 1946. He was elected to the Bastrop Board in 1970.

     Duke Shackelford, 67, is a local farmer and businessman. He serves on the boards of Entergy Corporation and Louisiana Power and Light Company. He was elected to the Bastrop Board in 1966.

     O. L. Tugwell, 72, is a retired family physician. He was elected to the Bastrop Board in 1972.

     Woodrow W. Harper, 54, is Senior Vice President and manager of the North Washington office. He has been employed by Bastrop in various capacities since 1977.

     Bobby Nugent, 53, is Vice President and Cashier. He has been employed by Bastrop in various capacities since 1968.

     Charles D. Burns, 51, is a vice president and has been employed by Bastrop in various capacities since 1992.

     Joey H. Bales, 48, is a vice president and has been employed by Bastrop in various capacities since 1992.

     No family relationship exists among the individuals listed above.

     Bastrop Common Stock Price

     Bastrop Common Stock is inactively traded, and there is no established public trading market for the stock. A small percentage of the stock is traded from time to time in private transactions, usually locally among Bastrop customers and local residents. To the best of management's knowledge, Bastrop's Common Stock has traded in the range of $45.00 to $48.00 during the last year. Disclosures of trade prices are not always made available to Bastrop management, and the range described herein represents management's best estimate for the price ranges of trades during the time period indicated.

     Dividends

     The shareholders of Bastrop Common Stock are entitled to such dividends as may be declared from time to time by the Bastrop Board. Cash dividends generally are declared quarterly. Dividends paid on Bastrop Common Stock for the last three years have been $2.50, $11.00 and $2.00 per share per year for the years 1991, 1992, and 1993, respectively. The Merger Agreement restricts the ability of Bastrop to declare and pay dividends. See "The Merger Conduct of Business Pending Merger." Bastrop's ability to pay dividends is also dependent upon the earnings and financial condition of Bastrop as well as certain regulatory restrictions.

     Ownership of Principal Shareholders

     As of January 31, 1994, there were 300,000 shares of Bastrop Stock, its only class of voting securities, outstanding and approximately 223 shareholders of record of such shares. The following table provides information concerning the number of shares of Bastrop Common Stock beneficially owned, directly or indirectly, by holders of more than 5% of the outstanding Bastrop Common Stock as of January 31, 1994 and the number of shares of Hibernia Common Stock to be owned by such persons on the Effective Date of the Merger. Except as set forth below, no person is known by Bastrop to be the beneficial owner of more than 5% of the outstanding Bastrop Common Stock. The number and percentage of Hibernia Common Stock beneficially owned on the Effective Date of the Merger in the tables in this section are based upon a conversion ratio of 9.55 shares of Hibernia Common Stock for each share of Bastrop Common Stock and assuming 83.5 million shares of Hibernia Common Stock will be outstanding immediately prior to the Merger. Unless otherwise noted, the named person has sole voting and investment power with respect to the shares indicated.


                                                       Percent of
                                        Number of      Total
                                         Hibernia      Hibernia
                                         Shares to     Shares to
                           Percent         be             be
               Number of   of Total    Beneficially  Outstanding
                Bastrop    Bastrop       Owned on          on
Beneficial      Shares      Shares       Effective    Effective
  Owner         Owned      Outstanding      Date          Date

James P.
Madison        18,000         6.00        171,900         *

Richard W.
Revels(1)      15,405         5.14        147,117         *

Duke
Shackelford
(2)            25,915         8.64        247,488         *

*  Denotes less than 1%

(1)  Includes 44 shares owned by Mr. Revels' wife.
(2) Includes 1,315 shares owned by Shackelford Co. and 10,000 shares owned by Mr. Shackelford's wife.

     Ownership by Directors and Executive Officers of Bastrop

     The following information pertains to Bastrop Common Stock beneficially owned, directly or indirectly, by each director, by each executive officer and by all directors and executive officers as a group, as of January 31, 1994, and to the number of shares of Hibernia Common Stock to be owned by such persons on the Effective Date of the Merger. Unless otherwise noted, the named persons have sole voting and investment power with respect to the shares indicated.


                                                       Percent of
                                        Number of      Total
                                         Hibernia      Hibernia
                                         Shares to     Shares to
                           Percent         be             be
               Number of   of Total    Beneficially  Outstanding
                Bastrop    Bastrop       Owned on          on
Beneficial      Shares      Shares       Effective    Effective
  Owner         Owned      Outstanding      Date          Date

Eugene A.
Barham(2)       13,000       4.33         124,150         *

Carl Berry       3,147       1.05          30,053         *

Henry W.
Bridges          1,009         *            9,635         *

W. T.
Carpenter        1,000         *            9,550         *

Cloyd
Farrar(3)        1,846         *           17,629         *

James P.
Madison         18,000       6.00         171,900         *

William F.
McDonald         7,700       2.57          73,535         *

R. W.
Revels(4)       15,405       5.14         147,117         *

Duke
Shackelford
(5)             25,915       8.64         247,488         *

O. L.
Tugwell          1,682         *           16,063         *

Charles D.
Burns              565         *            5,395         *

Woodrow W.
Harper           1,530         *           14,611         *

Bobby Nugent     1,360         *           12,988         *

All directors
and executive
officers as a
group
(14 persons)    92,159      30.72         880,118        1.05

*  Denotes less than 1%

(1) Based on 300,000 shares of Bastrop Common Stock issued and outstanding.
(2) Includes 1,000 shares owned by Prairie Jefferson Farms which is owned by Mr. Barram.
(3)  Includes 203 shares owned by Mr. Farrar's wife.
(4)  Includes 44 shares owned by Mr. Revels' wife.
(5) Includes 1,315 shares owned by Shackelford Co. and 10,000 shares owned by Mr. Shackelford's wife.


             RELATIONSHIP WITH INDEPENDENT AUDITORS

     Bastrop has appointed Roger C. Parker, CPA as independent auditor for the fiscal year ending December 31, 1993. Mr. Parker has continuously served as the independent auditor for Bastrop since 1990. Mr. Parker is expected to be present at the Special Meeting of Bastrop's shareholders, will have an opportunity to make a statement if he desires and will be available to respond to appropriate questions.


                       VALIDITY OF SHARES

     The validity of the shares of Hibernia Common Stock offered hereby has been passed upon for Hibernia by Patricia C. Meringer, Associate Counsel and Secretary of Hibernia. As of the date of this prospectus, Ms. Meringer owned no shares of Hibernia Common Stock and held options to purchase 8,000 shares of Hibernia Common Stock, which options are not currently exercisable.

                             EXPERTS

     The consolidated financial statements of Hibernia incorporated in this Prospectus by reference from Hibernia's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, have been audited by Ernst & Young, independent auditors, as set forth in their report thereon incorporated herein by reference, and has been so incorporated by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Bastrop included below have been audited by Roger C. Parker, CPA, as set forth in his report thereon set forth below.


                 BASTROP FINANCIAL INFORMATION



                   BASTROP NATIONAL BANK
                    BASTROP, LOUISIANA


                        _________________

                      FINANCIAL STATEMENTS

                       FOR THE YEAR ENDED

                        DECEMBER 31, 1993

                        ________________






                      BASTROP NATIONAL BANK
                       BASTROP, LOUISIANA
                        DECEMBER 31, 1993





                            CONTENTS

                                                            PAGE

Independent Auditor's Report..............................   1

Balance Sheets............................................   2

Statements of Income......................................   3

Statements of Changes in Stockholders' Equity.............   4

Statements of Cash Flows..................................  5-6

Notes to Financial Statements.............................  7-13






                         ROGER C. PARKER
                   CERTIFIED PUBLIC ACCOUNTANT

                         2905-A Cameron
                    MONROE, LOUISIANA  71201
                  318-387-3170/FAX 318-361-5153



                        January 20, 1994


                  Independent Auditors' Report



To the Board of Directors
  and Stockholders of
  Bastrop National Bank
Bastrop, Louisiana

I have audited the accompanying balance sheets of Bastrop National Bank as of December 31, 1993 and 1992, and the related statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Bank's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bastrop National Bank as of December 31, 1993 and 1992, and the results of its operations and cash flows for the years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.


/S/ ROGER C. PARKER
Roger C. Parker
Certified Public Accountant




                      BASTROP NATIONAL BANK
                         BALANCE SHEETS
                   DECEMBER 31, 1993 AND 1992

                                         1993            1992

                             ASSETS

Cash and Due from Banks                   5,494,362       5,594,884
Investment Securities (Approximate
  Market Value $77,799,000 and
  $76,707,000 respectively)              76,709,820      75,318,479
Federal Funds Sold                       10,525,000       9,100,000
Loans, Less allowance for Loan
  Losses of $384,155 and $357,825,
  respectively                           35,097,784      34,821,674
Bank Premises, Equipment and
  Furniture                               1,284,430       1,346,229
Other Real Estate                            93,473          75,000
Accrued Interest Receivable               1,251,659       1,531,089
Other Assets                                 65,367          69,561

          TOTAL ASSETS                  130,521,895    127,856,916

               LIABILITIES AND STOCKHOLDERS EQUITY

LIABILITIES
DEPOSITS
  Demand                                 16,482,783      17,563,007
  NOW Accounts                           23,597,169      20,234,050
  Savings                                10,896,022      11,599,684
  Time, $100,000 and Over                24,226,655      24,166,867
  Other Time                             39,838,325      40,351,618

          TOTAL DEPOSITS                115,040,954     113,915,226
  Accrued Interest Payable                  467,949         462,294
  Other Liabilities                         252,247         168,918

          TOTAL LIABILITIES             115,761,150     114,546,438

STOCKHOLDERS' EQUITY
Common Stock, Par Value $1
  300,000 Shares Authorized and Issued      300,000         300,000
Surplus                                   1,000,000       1,000,000
Retained Earnings                        13,460,745      12,010,478

     TOTAL STOCKHOLDERS' EQUITY          14,760,745      13,310,478

     TOTAL LIABILITIES AND
       STOCKHOLDERS' EQUITY             130,521,895     127,856,916

The accompanying notes are an integral part of these financial statements.






                                   YEAR ENDED DECEMBER 31,
                            1993            1992            1991

INTEREST INCOME
  Interest and Fees
    on Loans              3,182,851       3,410,283       3,647,521
  Interest on
    Investment Securities
      U. S. Treasury
        Securities          693,203         860,960         997,035
      U. S. Government
        Agencies and
        Corporations      3,617,036       3,898,852       3,665,610
      States and Political
        Subdivisions       630,161          572,024         494,647
      Other Securities       2,352           14,847          31,659
  Interest on Federal
    Funds Sold             199,826          178,219         470,424
  Interest on Deposits
    in Banks                     -            1,997          37,191
  TOTAL INTEREST INCOME  8,325,429        8,937,182       9,344,087

INTEREST EXPENSE
  Interest on Deposits   3,386,741        3,757,895       5,169,113
    NET INTEREST INCOME  4,938,688        5,179,287       4,174,974
  Provision for
    Loan Losses             28,000           39,688          16,528
    NET INTEREST
      INCOME AFTER
      PROVISION FOR
      LOAN LOSSES        4,910,688        5,139,599       4,158,446

OTHER INCOME
  Service Charges          544,620          507,224         466,321
  Credit Life Insurance     76,389          115,148         105,929
  Other Income              78,107           68,671          67,785
  Securities Gains          50,811           21,938               -
  TOTAL OTHER INCOME       749,927          712,981         640,035

OTHER EXPENSES
  Salaries                1,162,254       1,058,085         990,862
  Profit Sharing and
    Other Employee
    Benefits                289,499         278,495         239,804
  Occupancy Expenses        357,625         351,039         350,224
  Other Operating
    Expenses              1,021,747       1,131,369         900,610
  Securities Losses               -               -         277,633
  TOTAL OTHER EXPENSES    2,831,125       2,818,988       2,759,133

  INCOME BEFORE TAXES     2,829,490       3,033,592       2,039,348
Applicable Income Taxes     779,223         854,279         478,000

  NET INCOME              2,050,267       2,179,313       1,561,348

The accompanying notes are an integral part of these financial statements.






                    BASTROP NATIONAL BANK
          STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


                                                          TOTAL
                   COMMON                 RETAINED    STOCKHOLDERS'
                   STOCK      SURPLUS     EARNINGS        EQUITY

BALANCE,
DECEMBER 31, 1990
                   300,000    1,000,000   12,319,817  13,619,817

Net Income             -0-          -0-    1,561,348   1,561,348

Cash Dividends
 Declared              -0-          -0-  (   750,000) (  750,000)

BALANCE,
DECEMBER 31, 1991  300,000    1,000,000   13,131,165  14,431,165

Net Income             -0-          -0-    2,179,313   2,179,313

Cash Dividends
  Declared             -0-          -0-  ( 3,300,000) (3,300,000)

BALANCE,
DECEMBER 31, 1992  300,000    1,000,000   12,010,478  13,310,478

Net Income             -0-          -0-    2,050,267   2,050,267

Cash Dividends
  Declared             -0-          -0-  (   600,000) (  600,000)

BALANCE,
  DECEMBER 31,
    1993          300,000     1,000,000   13,460,745   14,760,745


The accompanying notes are an integral part of these financial statements.






                      BASTROP NATIONAL BANK
                    STATEMENTS OF CASH FLOWS

                                   YEAR ENDED DECEMBER 31,
                            1993            1992            1991

CASH FLOWS FROM
  OPERATING ACTIVITIES:
Interest Received From:
  Loans                   3,360,206     3,488,614     3,545,922
  Investment Securities   5,349,147     5,646,648     5,162,992
  Federal Funds Sold        199,826       178,219       470,424
  Service Charges           544,620       507,224       466,321
  Credit Life Insurance      76,389       115,148       105,929
  Other Income               78,107        68,671        67,785
  Interest Paid to
    Depositors          ( 3,381,086)  ( 3,952,084)  ( 5,442,653)
  Cash Paid to
    Suppliers &
    Employees           ( 2,589,767)  ( 2,586,665)  ( 2,148,116)
  Income Taxes Paid     (   748,000)  (   868,118)  (   557,761)
  NET CASH PROVIDED BY
   OPERATING ACTIVITIES   2,889,442     2,597,657     1,670,843

CASH FLOWS FROM
  INVESTING ACTIVITIES:
Proceeds From Sales of
  Inventory Securities   6,155,828      8,356,196       979,750
Proceeds From
  Maturities of Investment
    Securities          26,600,097     22,018,538    23,203,308
Purchase of Investment
  Securities           (34,400,775)   (38,988,494)  (34,468,071)
Federal Funds Sold,
  Net                  ( 1,425,000)   ( 1,775,000)    1,700,000
Net (Increase) Decrease
  in Loans             (   322,583)   ( 1,758,580)      682,951
Capital Expenditures   (   123,259)   (    90,692)  (    25,215)
NET CASH USED IN
  INVESTING ACTIVITIES ( 3,515,692)   ( 8,688,032)  ( 7,927,277)

CASH FLOWS FROM
  FINANCING ACTIVITIES:
Net Increase in Demand
  Deposits, NOW Accounts,
  and Savings Accounts   1,579,233      7,726,064     7,002,751
Net Decrease in
  Time Deposits        (   453,505)   (   157,512)  (    71,416)
Dividends Paid         (   600,000)   ( 3,300,000)  (   750,000)
NET CASH PROVIDED BY
  FINANCING ACTIVITIES (   525,728)   ( 4,268,552)  ( 6,181,335)

NET DECREASE IN CASH
  & CASH EQUIVALENTS   (   100,000)   ( 1,821,823)  (    75,099)

CASH AND CASH
  EQUIVALENTS AT
  BEGINNING OF YEAR      5,594,884      7,416,707     7,491,806

CASH AND CASH
  EQUIVALENTS AT
  END OF YEAR            5,494,362      5,594,884     7,416,707

RECONCILIATION OF
  NET INCOME TO NET
  CASH PROVIDED BY
  OPERATING ACTIVITIES:
Net Income               2,050,267      2,179,313     1,561,348

  Adjustments to Reconcile Net Income
    to Net Cash Provided by Operating
    Activities:

      Depreciation         185,058        191,508       199,609
      Provision for
        Loan Losses         28,000         39,688        16,528
      (Gain) Loss on
        Sale of
        Investments     (   50,811)    (   21,938)      277,633
      (Increase) Decrease
        in Interest
        Receivable         279,430         11,074    (  191,298)
      Amortization of
        Bond Premium       304,320        365,225        26,549
      Decrease in
        Prepaid Expenses     4,194          6,471        50,580
      (Reduction) Increase
        in Interest Payable  5,655     (  194,189)   (  273,540)
      Increase in Other
        Liabilities         83,329         20,505         3,434
NET CASH PROVIDED BY
  OPERATING ACTIVITIES   2,889,442      2,597,657     1,670,843


The accompanying notes are an integral part of these financial statements.






                      BASTROP NATIONAL BANK
                  NOTES TO FINANCIAL STATEMENTS
                  YEAR ENDED DECEMBER 31, 1993

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Investment Securities. Investment securities are stated at cost adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income. Gains or losses on disposition are based on the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method.

     Loans and Allowance for Loan Losses. Loans are stated at the amount of unpaid principal, reduced by unearned discount and an allowance for loan losses. Unearned discount on consumer loans is recognized as income over the terms of the loans using the rule of seventy-eights method. Interest on commercial loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. The allowance for loan losses is established through a provision for loan losses charged to expenses. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrowers' financial condition is such that collection of interest is doubtful.

     Bank Premises and Equipment - Bank premises and equipment are recorded at cost. Depreciation is provided by using both straight-line and accelerated methods over the estimated useful lives of the properties.

     Cash Equivalents - For purposes of the statement of cash flows, cash and cash equivalents include cash on hand and amounts due from banks.

2.   INVESTMENT SECURITIES

     Carrying amounts and approximate market values of investment securities are summarized as follows.

                                  GROSS       GROSS     ESTIMATED
                     AMORTIZED  UNREALIZED  UNREALIZED   MARKET
DECEMBER 31, 1993      COST       GAINS       LOSSES     VALUE

U. S. Treasury
  Securities         13,896,776   173,602       4,329  14,066,046
Obligations of Other
  U. S. Government
  Agencies and
  Corporations       21,178,155   489,885      15,570  21,652,470
Obligations of
  States and
  Political
  Subdivisions       11,473,026   226,221      38,907  11,660,340
Mortgage Backed
  Securities         30,122,866   452,125     193,823  30,381,168
Federal Reserve
  Bank Stock             39,000         -           -      39,000

     TOTAL           76,709,820 1,341,833     252,629  77,799,024

The amortized cost and estimated market value of debt securities at December 31, 1993 by contractual maturity, are shown below.
Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                        ESTIMATED
                                            AMORTIZED    MARKET
                                              COST        VALUE

Due in One Year or Less                     9,249,820    9,346,691
Due After One Year Through Five Years      30,315,776   30,938,755
Due After Five Years Through Ten Years      6,982,358    7,093,410
Mortgage Backed Securities                 30,122,866   30,381,168
Federal Reserve Bank Stock                     39,000       39,000

     TOTAL                                 76,709,820   77,799,024

2.  INVESTMENT SECURITIES (Continued)

                                  GROSS       GROSS     ESTIMATED
                     AMORTIZED  UNREALIZED  UNREALIZED   MARKET
DECEMBER 31, 1992      COST       GAINS       LOSSES     VALUE

U. S. Treasury
  Securities         12,170,939   174,298           -  12,345,234
Obligations of Other
  U. S. Government
  Agencies and
  Corporations       31,323,804   599,998      32,870  31,890,932
Obligations of
  States and
  Political
  Subdivisions        8,264,051   243,004      16,853   8,490,202
Mortgage Backed
  Securities         23,520,688   475,437      54,257  23,941,868
Other Securities         39,000         -           -      39,000

     TOTAL           75,318,479 1,492,737     103,980  76,707,236

The amortized cost and estimated market value of debt securities at December 31, 1992, by contractual maturity, are shown below.
Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                        ESTIMATED
                                            AMORTIZED    MARKET
                                              COST        VALUE

Due in One Year or Less                     6,574,138    6,663,693
Due After One Year Through Five Years      39,165,754   39,903,710
Due After Five Years Through Ten Years      6,018,899    6,158,965
Due After Ten Years                                 -            -
Mortgage Backed Securities                 23,520,688   23,941,868
Federal Reserve Bank Stock                     39,000       39,000

     TOTAL                                 75,318,479   76,707,236

Gross gains of $59,470, $39,387 and $204,750 and gross losses of $8,659, $17,499 and $482,383 were realized on sales of investment securities in 1993, 1992, and 1991, respectively.

Investment securities with an amortized cost of $19,847,872 and estimated market value of $20,361,512 were pledged as collateral on public deposits and for other purposes as required by law at December 31, 1993. Securities so pledged at December 31, 1992 had an amortized cost $16,567,862 and estimated market value of $17,100,540.

There were no securities on non-accrual status at December 31, 1993 and December 31, 1992.
3.   LOANS

Major classification of loans are as follows:

                                    December 31,
                                1993            1992

Installment                   3,984,930        4,292,014
Installment - Real Estate    12,010,777       11,363,652
Commercial                   13,614,323       12,596,842
Commercial - Real Estate      6,307,167        7,550,372
                             35,917,197       35,802,880
Unearned Discount               435,258          623,381
                             35,481,939       35,179,499
Allowance for Loan Losses       384,155          357,825

     Loans, Net              35,097,784       34,821,674

Loans on which the accrual of interest has been discontinued or reduced amounted to $265,445 and $393,614 at December 31, 1993 and 1992 respectively. If interest on those loans had been accrued, such income would have approximated $26,708 and $33,457 in 1993 and 1992, respectively.

Changes in the allowance for loan losses were as follows:

                                    YEAR ENDED DECEMBER 31,
                                      1993           1992


Balance, Beginning of Year         357,825        345,000
Provision Charged to Operations     28,000         39,688
Loans Charged Off                 ( 15,691)      ( 39,905)
Recoveries                          14,021         13,042

Balance, end of year               384,155         357,825

4.  BANK PREMISES, EQUIPMENT AND FURNITURE

Major classifications of these assets are as follows:

                                          December 31,
                                      1993           1992

Land                               202,095        202,095
Buildings                        2,352,716      2,352,716
Equipment and Furniture          1,087,250        984,817
                                 3,642,061      3,539,628
Accumulated Depreciation         2,357,631      2,193,399
                                 1,284,430      1,346,229

Depreciation expense amounted to $185,058 in 1993, $191,508 in 1992 and $199,609 in 1991.
5.  FEDERAL INCOME TAXES

     The Company's effective income tax rates in the accompanying statements of income are less than statutory tax rates for the following reasons:

                                      1993     1992     1991

Statutory Federal Income Tax Rate      34%      34%      34%
Less:  Non-taxable Bond
  Interest Income                     ( 7)     ( 6)     ( 9)

     Effective Tax Rate                 27%     28%      25%

The primary differences between taxable income for financial reporting purposes and tax reporting purposes are due to permanent rather than timing differences. Therefore, there is no provision for deferred income taxes.

6.  PROFIT SHARING PLAN

     The Bank maintains a voluntary profit sharing plan covering substantially all of its employees. The contributions for the years ended December 31, 1993, 1992 and 1991 were $100,000 and $75,000, respectively.

7.  COMMITMENTS AND CONTINGENCIES

     In the normal course of business, the bank makes various commitments and incurs certain contingent liabilities that are not presented in the accompanying financial statements. The commitments and contingent liabilities include various guarantees, commitments to extend credit, and standby letters of credit. At December 31, 1993 and 1992, outstanding commitments to extend credit totaled $6,392,897 and $3,129,226, respectively. At December 31, 1993 and 1992, commitments under standby letters of credit and guarantees aggregated $338,700 and $638,700, respectively. The bank does not anticipate any material losses as a result of the commitments and contingent liabilities.

8.   TRANSACTIONS WITH DIRECTORS AND OFFICERS

     The Bank has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, principal officers, their immediate families, and affiliated companies in which they are principal stockholders (commonly referred to as related parties) on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. The activity in these loans is summarized below:

           BALANCE AT
            BEGINNING                             BALANCE AT
             OF YEAR     NEW LOANS    PAYMENTS    END OF YEAR
   1993    1,680,314     1,754,500    2,193,938   1,240,876

   1992    1,064,998     2,536,345    1,921,029   1,680,314

9.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

     The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

     The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit written is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

     Unless noted otherwise, the Bank does not require collateral or other security to support financial instruments with credit risk.

                                            DECEMBER 31,
                                        1993           1992

Financial Instruments Whose Contract
  Amounts Represents Credit Risk:
    Commitments to Extend Credit        6,392,897      3,929,225
    Standby Letters of Credit             338,700        638,700

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation of the counterparty.
     Collateral held varies, but may include accounts receivable, inventory, property, plant, equipment, and income-producing commercial properties.

     Standby letters of credit written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan commitments to customers.

10.  SIGNIFICANT CONCENTRATIONS OF CREDIT RISK

     Most of the Bank's business activity is with customers located within its primary market area, an area that generally includes Morehouse Parish. The economy of the Bank's primary market area depends heavily on agriculture and the paper manufacturing industry. As of December 31, 1993 and 1992 approximately $5,257,000 and $4,224,000 of the Bank's loan portfolio was either secured by farmland or loans to farmers.

11.  DIVIDENDS AND REGULATORY RESTRICTIONS

     Regulations limit the availability of the Bank's retained earnings for the payment of dividends without prior approval of bank regulatory authorities. In this regard, the Bank can declare dividends in 1994 of $329,580 plus an additional amount for 1994 year-to-date income as of the date of the dividend.

     The Bank is required by the Federal Reserve to maintain certain minimum balances of noninterest bearing deposits in either vault cash or Federal Reserve deposits. At December 31, 1993, this required balance was approximately $986,100.

12.  MERGER

     On November 3, 1993, the Board of Directors of the Bank voted to merge with Hibernia National Bank. Pending regulatory approval, the merger is expected to be completed in March or April of 1994.



                           APPENDIX A




AGREEMENT AND PLAN OF MERGER
OF
BASTROP NATIONAL BANK
WITH AND INTO
HIBERNIA NATIONAL BANK

     AGREEMENT AND PLAN OF MERGER dated as of November 4, 1993
(this "Agreement"), adopted and made between and among Bastrop
National Bank ("Bastrop") and Hibernia Corporation ("Hibernia") and Hibernia National Bank ("HNB").

     Bastrop is a national bank duly organized and existing under the laws of the United States of America and has its registered office at 101 S. Franklin Street, Bastrop, Louisiana 71221-0151. The presently authorized capital stock of Bastrop consists solely of 300,000 shares of common stock of the par value of $1.00 each ("Bastrop Common Stock"). As of September 30, 1993, 300,000 shares of Bastrop Common Stock were issued and outstanding, and no shares of Bastrop Common Stock were held in Bastrop's treasury. All outstanding shares of Bastrop Common Stock have been duly issued and are validly outstanding, fully paid and nonassessable. The foregoing are the only voting securities of Bastrop authorized, issued, or outstanding, and there are no existing options, warrants, calls, or commitments of any kind obligating Bastrop to issue any share of its capital stock or any other security of which it is or will be the issuer. None of the shares of Bastrop's capital stock has been issued in violation of preemptive rights of shareholders. Bastrop is (i) an "insured bank" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and (ii) has been duly organized and is validly existing as a national bank under the laws of the United States, holds a valid certificate to do business as such and has full authority to conduct its business as such.

     Hibernia is a corporation duly organized and existing under the laws of the State of Louisiana; has its registered office at 313 Carondelet Street, New Orleans, Louisiana 70130; and is a bank holding company within the meaning of the Bank Holding Company Act. The presently authorized capital stock of Hibernia is 300,000,000 shares, consisting of 100,000,000 shares of preferred stock, no par value, 100,000,000 shares of Class B non-voting common stock, no par value, and 100,000,000 shares of Class A voting common stock, no par value (the Class A voting common stock being referred to hereinafter as "Hibernia Common Stock"). As of September 30, 1993, no shares of Hibernia's preferred stock or its Class B non-voting common stock were outstanding, 83,582,341 shares of Hibernia Common Stock were outstanding, and no shares of Hibernia Common Stock were held in Hibernia's treasury. All outstanding shares of Hibernia Common Stock have been duly issued and are validly outstanding, fully paid and nonassessable. The foregoing are the only voting securities of Hibernia authorized, issued or outstanding and there are no existing options, warrants, calls or commitments of any kind obligating Hibernia to issue any share of its capital stock or any other security of which it is or will be the issuer, except that Hibernia has authorized or reserved 1,500,000 shares of Hibernia Common Stock for issuance under its 1987 Stock Option Plan, pursuant to which options covering 925,994 shares of Hibernia Common Stock are outstanding at the date hereof, 2,823,970 (as adjusted) shares of Hibernia Common Stock for issuance under its 1992 Long-Term Incentive Plan, pursuant to which options covering 915,000 shares of Hibernia Common Stock are outstanding at the date hereof, and 701,795 shares of Hibernia Common Stock are authorized or reserved for issuance pursuant to Hibernia's Dividend Reinvestment and Stock Purchase Plan. None of the shares of Hibernia's capital stock has been issued in violation of preemptive rights of shareholders.

     HNB is a national banking association organized and existing under the laws of the United States of America having its registered office at 313 Carondelet Street, New Orleans, Louisiana 70130. All of the issued and outstanding shares of capital stock of HNB are owned by Hibernia. Hibernia is (i) an "insured bank" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and (ii) has been duly organized and is validly existing as a national bank under the laws of the United States, holds a valid certificate to do business as such and has full authority to conduct its business as such.

     The Boards of Directors of Bastrop, Hibernia and HNB have duly approved this Agreement and have authorized the execution hereof by their respective Presidents or Chief Executive Officers in counterparts, and have directed that this Agreement be submitted to votes of their respective shareholders (if required) in accordance with Part XI of the Louisiana Business Corporation Law ("LBCL"), the federal banking laws and the terms of this Agreement.

     In consideration of their mutual promises and obligations, the parties hereto adopt and make this Agreement for the merger of Bastrop with and into HNB and prescribe the terms and conditions of such merger and the mode of carrying it into effect, which shall be as follows:

      1. The Merger. On the Effective Date (as defined in Section 14 hereof), Bastrop shall be merged with and into HNB under the Articles of Association of HNB, pursuant to the provisions of, and with the effect provided in, the Bank Merger Act, 12 U.S.C. Sections 1828 et seq. and 12 U.S.C. Section 215a (the "Merger").

      2. Hibernia Capital Stock. The shares of the capital stock of Hibernia issued and outstanding immediately prior to the Effective Date shall, on the Effective Date, continue to be issued and outstanding.

      3.  Bastrop Common Stock.

          3.1. Conversion. On the Effective Date and subject to the provisions of Section 3.7 hereof,

               (a) each share of Bastrop Common Stock issued and outstanding immediately prior to the Effective Date, other than (i) shares as to which dissenters' rights have been perfected and not withdrawn or otherwise forfeited under 12 U.S.C. Section 215a and
(ii) shares of Bastrop Common Stock owned beneficially by Hibernia or its subsidiaries, shall, by virtue of the Merger automatically and without any action on the part of the holder thereof, become and be converted into the number of shares of Hibernia Common Stock determined by application of the Exchange Rate set forth in Section
3.8 hereof;

               (b) holders of certificates which represent shares of Bastrop Common Stock outstanding immediately prior to the Effective Date (hereinafter called "Old Certificates") shall cease to be, and shall have no rights as, shareholders of Bastrop;

               (c) each share of Bastrop Common Stock held in the treasury of Bastrop or owned beneficially by Hibernia or any of its subsidiaries shall be cancelled; and

               (d) Old Certificates shall be exchangeable by the holders thereof in the manner provided in the transmittal materials described below for new certificates for the number of whole shares of Hibernia Common Stock to which such holders shall be entitled in accordance with the Exchange Rate set forth in Section 3.8 and a check representing cash paid in lieu of fractional shares as provided in Section 3.2 hereof.

          3.2. Fractional Shares. Each holder of Old Certificates who would otherwise have been entitled to receive a fraction of a share of Hibernia Common Stock (after taking into account all shares of Bastrop Common Stock represented by the Old Certificates then delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share multiplied by the average of the mean of high and low prices of one share of Hibernia Common Stock for the twenty business days preceding the Effective Date as reported in The Wall Street Journal, or, if the Hibernia Common Stock is not then so reported, the average of the fair market values of one share of Hibernia Common Stock on the twenty business days preceding the Effective Date determined pursuant to such reasonable method as the Board of Directors of Hibernia may adopt in good faith for such purpose, and no such holder shall be entitled to dividends, voting rights or any other right of shareholders in respect of any fractional share.

          3.3. Transmittal Materials. As promptly as practicable after the Effective Date, Hibernia shall send or cause to be sent to each former shareholder of record of Bastrop transmittal materials for use in exchanging Old Certificates for certificates representing Hibernia Common Stock and a check representing cash paid in lieu of fractional shares, if any. The letter of transmittal will contain instructions with respect to the surrender of Old Certificates and the distribution of certificates representing Hibernia Common Stock. If any certificate for shares of Hibernia Common Stock is to be issued in a name other than that in which an Old Certificate surrendered for exchange is issued, the Old Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and the person requesting such exchange shall affix any requisite stock transfer tax stamps to the Old Certificate surrendered or provide funds for their purchase or establish to the satisfaction of the exchange agent to be appointed by Hibernia in connection with such exchange (the "Exchange Agent") that such taxes are not payable.

          3.4. Rights as Shareholders. Former shareholders of Bastrop will be able to vote after the Effective Date at any meeting of Hibernia shareholders or pursuant to any written consent procedure the number of whole shares of Hibernia Common Stock into which their shares of Bastrop Common Stock are converted, regardless of whether they have exchanged their Old Certificates. Whenever a dividend is declared by Hibernia on the Hibernia Common Stock after the Effective Date, the declaration shall include dividends on all shares issuable hereunder, but no shareholder will be entitled to receive his distribution of such dividends until physical exchange of his Old Certificates shall have been effected. Upon physical exchange of his Old Certificates, any such person shall be entitled to receive from Hibernia an amount equal to all dividends (without interest thereon and less the amount of taxes, if any, that may have been withheld, imposed or paid thereon) declared, and for which the payment has occurred, on the shares represented thereby.

          3.5. Cancellation of Old Certificates. On and after the Effective Date there shall be no transfers on the stock transfer books of Bastrop or Hibernia of the shares of Bastrop Common Stock which were issued and outstanding immediately prior to the Effective Date. If, after the Effective Date, Old Certificates are properly presented to Hibernia, they shall be cancelled and exchanged for certificates representing shares of Hibernia Common Stock and a check representing cash paid in lieu of fractional shares as herein provided. Any other provision of this Agreement notwithstanding, neither the Exchange Agent nor any party hereto shall be liable to a holder of Bastrop Common Stock for any amount paid or property delivered in good faith to a public official pursuant to any applicable abandoned property, escheat, or similar law.

          3.6. Property Transfers. From time to time, as and when requested by HNB and to the extent permitted by applicable law, the officers and directors of Bastrop last in office shall execute and deliver such deeds and other instruments and shall take or cause to be taken such further or other actions as shall be necessary in order to vest or perfect in or to confirm of record or otherwise to HNB title to, and possession of, all the property, interests, assets, rights, privileges, immunities, powers, franchises, and authorities of Bastrop, and otherwise to carry out the purposes of this Agreement.

          3.7. Dissenters' Shares. Shares of Bastrop Common Stock held by any holder having rights of a dissenting shareholder as provided in 12 U.S.C. Section 215a, who shall have properly objected to the Merger and who shall have properly demanded payment on his stock in accordance with and subject to the relevant provisions of 12 U.S.C. Section 215a, shall not be converted as provided in Section 3.1 hereof until such time as such holder shall have failed to perfect, or shall have effectively lost, his right to appraisal of and payment for his shares of Bastrop Common Stock, at which time such shares shall be converted as provided in Section
3.1 hereof.

          3.8. Exchange Rate. (a) The Exchange Rate shall be the number (calculated to four decimal places) that equals the number obtained by dividing the Deliverable Amount (as defined below) by the total number of issued and outstanding shares of Bastrop Common Stock on the Closing Date.

     (b) For purposes of this Agreement, the Deliverable Amount shall be the number that equals $21.5 million divided by the Average Market Price of Hibernia Common Stock on the Closing Date
(as defined in paragraph (c) below).

     (c) For purposes of this Agreement, the Average Market Price of Hibernia Common Stock on the Closing Date shall be the average of the mean of the high and low prices of one share of Hibernia Common Stock for the twenty business days preceding the last trading day immediately prior to the Closing Date as reported in The Wall Street Journal.

      4. Articles of Incorporation; Bylaws. The Articles of Incorporation and Bylaws of Hibernia in force immediately prior to the Effective Date shall on and after the Effective Date continue to be the Articles of Incorporation and Bylaws of Hibernia, respectively, unless altered, amended or repealed in accordance with applicable law.

      5. Employees. Hibernia shall cause to be provided as soon as practicable after the Effective Date for the employees of Bastrop immediately prior to the Effective Date the employee benefits then made available to employees of Hibernia and its subsidiaries, subject to the terms and conditions under which those employee benefits are made available to such employees; provided, however, that for purposes of determining the eligibility of an employee of Bastrop to receive, and the benefits to which such employee shall be entitled, under Hibernia's benefits plans after the Effective Date, any period of employment of such employee with Bastrop shall be deemed equivalent to have having been employed for that same period by Hibernia and/or its subsidiaries.

      6. Negative Covenants. From the date hereof until the Effective Date, or until the termination of this Agreement, Bastrop covenants and agrees that it will not do, or agree to commit to do, without the prior written consent of Hibernia, any of the following:

          (a) make, declare, set aside or pay any dividend or declare or make any distribution on, or directly or indirectly combine, redeem, purchase or otherwise acquire, any shares of Bastrop Common Stock (other than in a fiduciary capacity); provided, however, that Bastrop may declare a dividend to its shareholders in December of 1993, payable in January 1994, in an amount not to exceed $1.00 per outstanding share of Bastrop Common Stock.

          (b) authorize the creation or issuance of or issue any additional shares of its capital stock, or any options, calls, warrants, stock appreciation rights or commitments relating to its capital stock or any securities or obligations convertible into or exchangeable for, or giving any person any right to subscribe for or acquire from it, shares of its capital stock;

          (c) enter into any employment contracts with, increase the rate of compensation of, or pay or agree to pay any bonus to, any of its directors, officers or employees, except in accordance with the existing policy relating to periodic compensation reviews;

          (d) enter into or substantially modify (except as may be required by applicable law) any pension, retirement, stock option, stock purchase, stock appreciation right, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or other employees;

          (e) other than as contemplated hereby, (i) carry on its business other than in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, (ii) amend its Articles of Association or Bylaws, (iii) impose, or suffer the imposition of any material lien, charge, or encumbrance on the assets of Bastrop, or permit any such lien to exist, (iv) establish or add any automatic teller machines or branch or other banking offices, (v) make any capital expenditures in excess of $100,000 or
(vi) take any action that would materially and adversely affect the ability of any party hereto to obtain the approvals of any governmental authority necessary for consummation of the transactions contemplated hereby or that would materially and adversely affect Bastrop's ability to perform its covenants and agreements hereunder;

          (f) except with respect to transactions contemplated hereby, merge with any other corporation or bank or permit any other corporation or bank to merge into it or consolidate with any other corporation or bank; acquire control over any other firm, bank, corporation or organization or create any subsidiary (except in a fiduciary capacity or in connection with foreclosures in bona fide loan transactions); liquidate; or sell or dispose of any assets or acquire any assets, otherwise than in the ordinary course of its business consistent with its past practice; or

          (g) knowingly fail to comply with any laws, regulations, ordinances, or governmental actions applicable to it and to the conduct of its business in a manner significant, material and adverse to its business.

      7. Representations and Warranties of Bastrop. Bastrop (and not its directors or officers in their personal capacities) hereby represents and warrants as follows:

          7.1. Recitals. The facts set forth in the preamble to this Agreement with respect to it are true and correct.

          7.2. Organization and Qualification. Bastrop is a national banking association duly organized, validly existing, and in good standing under the laws of the United States of America, has all corporate power and authority to carry on its business as it is now being conducted and to own, lease and operate its assets, properties and business. Bastrop has all requisite power and authority to execute and deliver this Agreement and perform its obligations hereunder.

          7.3. Corporate Authorization. The execution, delivery and performance of this Agreement have been authorized by Bastrop's Board of Directors, and, subject to the approval of this Agreement by its shareholders in accordance with 12 U.S.C. Section 215a, all corporate acts and other proceedings required for the due and valid authorization, execution, delivery and performance by Bastrop of this Agreement and the consummation of the Merger have been validly and appropriately taken. Subject to receipt of such shareholder approval, the receipt of a written fairness opinion of Morgan, Keegan and Company, Inc. satisfactory to Bastrop (the "Fairness Opinion") and such regulatory approvals as are required by law, this Agreement is a legal, valid and binding obligation of Bastrop, enforceable in accordance with its terms, except that enforcement may be limited by bankruptcy, reorganization, insolvency and other similar laws and court decisions relating to or affecting the enforcement of creditors' rights generally and by general equitable principles or principles of Louisiana law that are similar to equitable principles in jurisdictions that recognize a distinction between law and equity.

          7.4. No Conflicts. Except as disclosed on Schedule 7.5 hereto, the execution and delivery of this Agreement by Bastrop does not, and the consummation of the transactions contemplated hereby by it will not, constitute (i) a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of Bastrop or to which Bastrop is subject, which breach, violation or default would have a material and adverse effect on the financial condition, properties, businesses or results of operations of Bastrop taken as a whole or on the transactions contemplated hereby, (ii) to the best of the knowledge of Bastrop's management, a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of Bastrop or to which Bastrop is subject, or (iii) a breach or violation of, or a default under, the Articles of Association or Bylaws of Bastrop; and the consummation of the transactions contemplated hereby will not require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license or the consent or approval of any other party to any such agreement, indenture or instrument, other than any required approvals of shareholders and applicable regulatory authorities.

          7.5. Financial Statements; Dividend Restrictions. Bastrop has delivered to Hibernia prior to the execution of this Agreement true and correct copies of the following consolidated financial statements (collectively referred to herein as the "Bastrop Financial Statements"): Bastrop's Balance Sheets as of September 30, 1993 and 1992 (unaudited) and December 31, 1992 and 1991 (audited) and Statements of Income, Changes in Financial Position and Changes in Stockholders' Equity for the periods ended September 30, 1993 and 1992 (unaudited) and December 31, 1992, 1991, and 1990 (audited). The Bastrop Financial Statements (as of the dates thereof and for the periods covered thereby) (i) are in accordance with the books and records of Bastrop which are complete and correct in all respects that are required by generally accepted accounting principles and applicable regulatory requirements ("GAAP") and which have been maintained in accordance with good business practice and (ii) present fairly the financial position and results of the operation of Bastrop as of the dates and for the periods indicated, and have been prepared in accordance with GAAP, utilizing accounting practices consistent with prior years. Except as disclosed in the Bastrop Financial Statements, there are no restrictions in any note, indenture, agreement, statute or otherwise (except by statute or regulation applicable to Louisiana corporations or national banks generally) precluding Bastrop from paying dividends, as and if declared by its Board of Directors.

          7.6. No Material Change. There has been no material adverse change in Bastrop's results of operations or financial condition since September 30, 1993.

          7.7.  Litigation and Proceedings.  Except as set forth on
Schedule 7.7 hereto no litigation, proceeding or controversy before any court or governmental agency is pending that in the opinion of its management is likely to have a material and adverse effect on the business, results of operations or financial condition of Bastrop, and, to the best of its knowledge, no such litigation, proceeding or controversy has been threatened or is contemplated.

          7.8. Material Contracts. Except for this Agreement and arrangements made in the ordinary course of business and disclosed on Schedule 7.8 hereto, Bastrop is not bound by any material contract to be performed after the date hereof that is not terminable by Bastrop without penalty or liability on thirty days prior notice.

          7.9. Brokers' or Finders' Fees. No agent, broker, investment banker, investment or financial advisor or other person acting on behalf of Bastrop or under their authority is entitled to any commission, broker's or finder's fee from any of the parties hereto in connection with any of the transactions contemplated by this Agreement, except for fees payable in connection with the financial services rendered to Bastrop by Morgan Keegan & Company, Inc. in connection with its issuance of the Fairness Opinion, for which Bastrop will pay a fee at or prior to the closing.

          7.10.  Contingent Liabilities.  Except as disclosed on
Schedule 7.10 hereto and except for unfunded loan commitments made in the ordinary course of business consistent with past practices, as of September 30, 1993, Bastrop had no obligation or liability (contingent or otherwise) that was material, or that when combined with all similar obligations or liabilities would have been material, to Bastrop, and there does not exist a set of circumstances resulting from transactions effected or events occurring prior to, on, or after September 30, 1993, or from any action omitted to be taken during such period that, to the knowledge of Bastrop, could reasonably be expected to result in any such material obligation or liability.

          7.11. Tax Liability. The amounts set up as liabilities for taxes in the Bastrop Financial Statements are sufficient for the payment of all respective taxes (including, without limitation, federal, state, local, and foreign excise, franchise, property, payroll, income, capital stock, and sales and use taxes) accrued in accordance with GAAP and unpaid at the respective dates thereof.

          7.12. Material Obligations Paid. Since September 30, 1993, Bastrop has not incurred or paid any obligation or liability that would be material to Bastrop, except for obligations incurred or paid in connection with transactions by it in the ordinary course of its business consistent with its past practices.

          7.13. Tax Returns; Payment of Taxes. All federal, state, local, and foreign tax returns (including, without limitation, estimated tax returns, withholding tax returns with respect to employees, and FICA and FUTA returns) required to be filed by or on behalf of Bastrop have been timely filed or requests for extensions have been timely filed and granted and have not expired for periods ending on or before December 31, 1992, and all returns filed are complete and accurate to the best information and belief of its management, and all taxes shown on filed returns have been paid. As of the date hereof, there is no audit examination, deficiency or refund litigation or matter in controversy with respect to any taxes that might result in a determination adverse to Bastrop except as reserved against in the Bastrop Financial Statements. All taxes, interest, additions and penalties due with respect to completed and settled examinations or concluded litigation have been paid, and Bastrop's reserves for bad debts at December 31, 1992, as filed with the Internal Revenue Service were not greater than the maximum amounts permitted under the provisions of Section 585 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code").

          7.14. Loans. To the best knowledge and belief of its management, each loan reflected as an asset of Bastrop in the Bastrop Financial Statements, as of September 30, 1993, or acquired since that date, is the legal, valid, and binding obligation of the obligor named therein, enforceable in accordance with its terms, and no loan is subject to any asserted defense, offset or counterclaim known to Bastrop, except as disclosed in writing to Hibernia on or prior to the date hereof.

          7.15. Allowance for Loan Losses. The allowances for possible loan losses shown on the balance sheets of Bastrop as of September 30, 1993 are adequate in all material respects under the requirements of GAAP to provide for possible losses, net of recoveries, relating to loans previously charged off, on loans outstanding (including accrued interest receivable) as of September 30, 1993, and each such allowance has been established in accordance with GAAP.

          7.16. Title to Assets; Adequate Insurance Coverage. Except as disclosed on Schedule 7.16 hereto, Bastrop has good and marketable title free and clear of all material liens, encumbrances, charges, defaults or equities of whatever character to all of the respective properties and assets, tangible or intangible, reflected in the Bastrop Financial Statements as being owned by them at or acquired by them after September 30, 1993. To the best knowledge and belief of its management, all buildings, and all fixtures, equipment, and other property and assets that in the opinion of management are material to its business on a consolidated basis, held under leases or subleases by Bastrop are held under valid instruments enforceable in accordance with their respective terms (subject as to enforceability to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors' rights generally and to general equitable principles or principles of Louisiana law that are similar to equitable principles in jurisdictions that recognize a distinction between law and equity). To the best knowledge and belief of its management, the policies of fire, theft, liability and other insurance, including fidelity bonds, maintained with respect to the assets or businesses of Bastrop provide adequate coverage against loss.

          7.17. Employee Plans. To the best of Bastrop's knowledge and belief, it, and all "employee benefit plans," as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), that cover one or more employees employed by Bastrop:

               (i) is in compliance with all laws, regulations, reporting and licensing requirements and orders applicable to its business or to such plan or any of its employees (because of such employee's activities on behalf of it), the breach or violation of which could have a material and adverse effect on such business; and

               (ii) has received no notification from any agency or department of federal, state or local government or the staff thereof asserting that any such entity is not in compliance with any of the statutes, regulations or ordinances that such governmental authority enforces, or threatening to revoke any license, franchise, permit or governmental authorization, and is subject to no agreement with any such governmental authority with respect to its assets or business.

          7.18. Copies of Employee Plans. On or prior to the date hereof, Bastrop has provided Hibernia with true, complete and accurate copies of all pension, retirement, stock purchase, stock bonus, stock ownership, stock option, savings, stock appreciation right or profit-sharing plans, any employment, deferred compensation, consultant, bonus, or collective bargaining agreement or group insurance contract, or any other incentive, welfare, or employee benefit plan or agreement maintained by it for its employees or former employees.

          7.19. Plan Liability. Except for liabilities to the Pension Benefit Guaranty Corporation pursuant to Section 4007 of ERISA, all of which have been fully paid, and except for liabilities to the Internal Revenue Service under section 4971 of the Internal Revenue Code, all of which have been fully paid, Bastrop has no liability to the Pension Benefit Guaranty Corporation or to the Internal Revenue Service with respect to any pension plan qualified under Section 401 of the Internal Revenue Code.

          7.20. No Default. Bastrop is not in default in any material respect under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party or by which its assets, business or operations may be bound or affected or under which it or its assets, business or operations receive benefits, and there has not occurred any event that with the lapse of time or the giving of notice or both would constitute such a default.

          7.21. Minutes. Within thirty days after the date hereof, Bastrop will have made available to Hibernia, for inspection pursuant to the terms of Section 9.5 hereof, the minutes of meetings of Bastrop's Board of Directors and all committees thereof held prior to the date hereof, which minutes are complete and correct in all respects and fully and fairly present the deliberations and actions of such Board and committees.

          7.22. Insurance Policies. On or prior to the date hereof, Bastrop has delivered to Hibernia a schedule detailing all policies of fire, theft, public liability, and other insurance (including without limitation fidelity bonds and directors and officers liability insurance) maintained by Bastrop at the date hereof. Except as disclosed on Schedule 7.22 hereto, Bastrop has not received any notice of a premium increase or cancellation with respect to any of its insurance policies or bonds, and within the last three years, Bastrop has not been refused any insurance coverage sought or applied for, and it has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire, upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums or unavailability of coverage that do not result from any extraordinary loss experience of Bastrop.

          7.23. Investments. Except for pledges to secure public or trust deposits, none of the investments reflected in the Bastrop Financial Statements under the heading "Investment Securities," and none of the investments made by Bastrop since September 30, 1993, and none of the assets reflected in the Bastrop Financial Statements under the heading "Cash and Due From Banks," is subject to any restriction, whether contractual or statutory, that materially impairs the ability of Bastrop freely to dispose of such investment at any time. With respect to all repurchase agreements to which Bastrop is a party, Bastrop has a valid, perfected first lien or security interest in the government securities or other collateral securing each such repurchase agreement which equals or exceeds the amount of the debt secured by such collateral under such agreement.

          7.24. Environmental Matters. Neither Bastrop nor, to the knowledge of Bastrop, any previous owner or operator of any properties at any time owned, leased, or occupied by Bastrop or used by Bastrop in its business ("Bastrop Properties") used, generated, treated, stored, or disposed of any hazardous waste, toxic substance, or similar materials on, under, or about Bastrop Properties except in compliance with all applicable federal, state, and local laws, rules, and regulations pertaining to air and water quality, hazardous waste, waste disposal, air emissions, and other environmental matters ("Environmental Laws"). Bastrop has not received any notice of noncompliance with Environmental Laws, applicable laws, orders, or regulations of any governmental authorities relating to waste generated by any such party or otherwise or notice that any such party is liable or responsible for the remediation, removal, or clean-up of any site relating to Bastrop Properties.

      8.  Representations and Warranties of Hibernia.  Hibernia
(and not its directors or officers in their personal capacities) hereby represents and warrants as follows:

          8.1. Recitals. The facts set forth in the preamble to this Agreement with respect to it and HNB are true and correct.

          8.2. Organization and Qualification. Hibernia is a corporation duly organized, validly existing and in good standing under the laws of the State of Louisiana. Each of Hibernia and HNB has the corporate power and authority to carry on its business as it is now being conducted and to own, lease and operate its assets, properties and business, and Hibernia has all requisite power and authority to execute and deliver this Agreement and perform its obligations hereunder.

          8.3. Shares Fully Paid and Non Assessable. The outstanding shares of capital stock of its subsidiaries are validly issued and outstanding, fully paid and nonassessable (subject to 12 U.S.C. Sectin 55) and all of such shares of each of Hibernia's subsidiaries are owned directly or indirectly by Hibernia free and clear of all liens, claims, and encumbrances. The shares of Hibernia Common Stock to be issued in connection with the Merger pursuant to this Agreement will have been duly authorized and, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid, and nonassessable.

          8.4. Due Authorization. Subject to receipt of shareholder approval (if required), Hibernia and HNB have taken all required corporate action, including, but not limited to, approval of their respective Boards of Directors, to approve and adopt this Agreement and this Agreement is a duly authorized, valid, and binding agreement of Hibernia and HNB enforceable against Hibernia and HNB in accordance with its terms, subject as to enforceability by bankruptcy, insolvency, and other laws of general applicability relating to or affecting creditors' rights generally and by general equitable principles or principles of Louisiana law that are similar to equitable principles in jurisdictions that recognize a distinction between law and equity.

          8.5. No Conflicts. Except as disclosed on Schedule 8.5 hereto, the execution and delivery of this Agreement by Hibernia and HNB does not, and the consummation of the transactions contemplated hereby by it will not, constitute (i) a breach or violation of, or a default under, any law, rule, or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture, or instrument of Hibernia or HNB or by which Hibernia or HNB is subject, which breach, violation or default would have a material and adverse effect on the financial condition, properties, businesses, or results of operations of Hibernia and its subsidiaries taken as a whole or on the transactions contemplated hereby, (ii) to the best of the knowledge of Hibernia's management, a breach or violation of, or a default under, any law, rule, or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture, or instrument of Hibernia or HNB or to which Hibernia or HNB is subject, or (iii) a breach or violation of, or a default under the Articles of Incorporation or Association or Bylaws of Hibernia or HNB, and the consummation of the transactions contemplated hereby will not require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license or the consent or approval of any other party to any such agreement, indenture, or instrument, other than any required approvals of shareholders and applicable regulatory authorities.

          8.6. Reports of Hibernia. As of their respective dates, none of its Annual Report on Form 10-K for the fiscal year ended December 31, 1992, its Quarterly Reports on Form 10-Q for the periods ended March 31 and June 30, 1993, and its proxy statement for its 1993 annual meeting of shareholders, each in the form (including exhibits) filed with the Securities and Exchange Commission (the "SEC"), its current reports on Form 8-K filed during 1993 and its quarterly report to shareholders for the period ended June 30, 1993 (collectively, the "Hibernia Reports"), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. There is no fact or circumstance that, individually or in the aggregate, materially and adversely has affected or is so affecting, or, in the opinion of the executive officers of Hibernia, may reasonably be expected in the future to so affect, the business, financial condition, net worth, properties, prospects or results of operations of Hibernia and its subsidiaries, taken as a whole, that has not been disclosed in the Hibernia Reports. Each of the balance sheets in or incorporated by reference into the Hibernia Reports (including the related notes) fairly presents the financial position of the entity or entities to which it relates as of its date and each of the statements of income and stockholders' equity and statement of cash flows or equivalent statements in the Hibernia Reports (including any related notes and schedules) fairly presents the results of operations and changes in stockholders' equity, as the case may be, of the entity or entities to which it relates for the periods set forth therein (subject, in the case of unaudited statements, to year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein.
Copies of the Hibernia Reports have been furnished to Bastrop on or before the date hereof.

          8.7. No Material Adverse Change. There has been no material and adverse change in its business, results of operations or financial condition since September 30, 1993.

          8.8. Loans. To the best knowledge and belief of its management, each loan reflected as an asset of HNB in the unaudited consolidated balance sheet contained in Hibernia's quarterly report to shareholders for the period ended September 30, 1993, or acquired since that date, is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, and no loan is subject to any asserted defense, offset, or counterclaim known to Hibernia, except as disclosed on
Schedule 8.8 hereto.

          8.9. No Material Adverse Change. Since September 30, 1993, there has been no event or condition of any character (whether actual, or to the knowledge of Hibernia or HNB, threatened or contemplated) that has had or can reasonably be anticipated to have, or that, if concluded or sustained adversely to Hibernia, would reasonably be anticipated to have, a material adverse effect on the financial condition, results of operations, business or prospects of Hibernia or HNB, excluding changes in laws or regulations that affect banking institutions generally.

          8.10.     Litigation.  Except as disclosed on Schedule
8.10 hereto, no litigation, proceeding or controversy before any court or governmental agency is pending that in the opinion of its management is likely to have a material and adverse effect on the business, results of operations or financial condition of Hibernia and its subsidiaries taken as a whole, and, to the best of its knowledge, no such litigation, proceeding or controversy has been threatened or is contemplated. Except as disclosed on Schedule 8.10, neither Hibernia nor HNB is subject to any written agreement, memorandum or order with or by any bank or bank holding company regulatory authority that materially restricts its operations or requires any material actions.

          8.11. Allowances for Possible Loan Losses. The allowances for possible loan losses shown on the balance sheets of Hibernia contained in the Hibernia reports referred to in Sections
8.6 and 9.5(i) hereof, as of the respective dates thereof, were or will be, as the case may be, adequate in all material respects under the requirements of GAAP to provide for possible loan losses, net of recoveries relating to loans previously charged off, on loans outstanding (including accrued interest receivable) as of the respect dates of such balance sheets and each such allowance has been or will have been established in accordance with GAAP. To the knowledge of Hibernia's and HNB's management, Hibernia is not likely to be required to materially increase the provision for loan losses between the date hereof and the Effective Date.

          9. Agreements and Covenants. Hibernia, HNB and Bastrop each hereby agrees and covenants to the other that:

          9.1. Shareholder Approvals. If required by applicable law, this Agreement shall be submitted to HNB's and Bastrop's respective shareholders at a special meeting called and held in accordance with applicable provisions of law (to be scheduled to the extent possible for the date of the shareholders' meeting for the other party hereto, if any) at which its shareholders shall be asked to consider and vote upon this Agreement and the transactions contemplated hereby.

          9.2. Actions Necessary to Complete Merger. It shall use its best efforts in good faith to take or cause to be taken all action necessary or desirable under this Agreement on its part as promptly as practicable so as to permit the consummation of this Agreement at the earliest possible date (including obtaining the consent or approval of each governmental authority and individual, partnership, corporation, association, or any other form of business or professional entity whose consent or approval is required for the consummation of the transactions contemplated hereby, requesting the delivery of appropriate opinions and letters from its counsel and recommending that this Agreement be approved by its shareholders) and cooperate fully with the other party hereto to that end.

          9.3. Preparation of Registration Statement and Proxy Statement. It shall prepare as promptly as practicable jointly with the other party hereby a proxy statement to be mailed to the shareholders of each party the shareholders of which are to vote upon this Agreement in connection with the transactions contemplated hereby and to be part of a registration statement (the "Registration Statement") filed by Hibernia with the SEC pursuant to the Securities Act of 1933, as amended (the "1933 Act"). When the Registration Statement or any post-effective amendment thereto shall become effective, and at all times subsequent to such effectiveness, up to and including the time of the last shareholder meeting with respect to the transactions contemplated hereby, such Registration Statement and all amendments or supplements thereto, with respect to all information set forth therein furnished or to be furnished by Hibernia relating to Hibernia and by Bastrop relating to Bastrop, (i) will comply in all material respects with the provisions of the 1933 Act and the rules and regulations of the SEC thereunder and (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading. Hibernia will advise Bastrop promptly after it receives notice thereof of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of the Hibernia Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

          9.4. Press Releases and Public Statements. Unless approved by Hibernia in advance, Bastrop will not issue any press release or written statement for general circulation relating to the transactions contemplated hereby, except as otherwise required by law. The parties will cooperate in any public announcements directly related to the Merger; provided, however, that, in the event Hibernia determines to file a current report on Form 8-K that discloses only the substantive facts of a previously released press release, such filing may be made without prior consultation with Bastrop so long as Bastrop is furnished with a copy of such report within a reasonable time after its filing.

          9.5.  Material Developments and Access to Information.
(i) In recognition of the fact that Hibernia is required to register and to file annual, quarterly, and current reports with the SEC pursuant to Sections 12 and 13 of the Securities Exchange Act of 1934, as amended, and in further recognition of the fact that Bastrop is not subject to such registration and reporting requirements, Hibernia agrees to furnish to Bastrop any and all reports filed with the SEC throughout the period prior to the Effective Date as such reports are filed with the SEC, and, in lieu of such reports to the Commission, Bastrop agrees to keep Hibernia advised of all material developments relevant to its business and by the consummation of this Agreement as such developments occur;
(ii) in order to afford Hibernia access to such information as it may reasonably deem necessary to perform any due diligence review with respect to the value of the assets of Bastrop to be acquired as a result of the Merger, Bastrop shall, upon reasonable notice, afford Hibernia and its officers, employees, counsel, accountants, and other authorized representatives access, during normal business hours throughout the period prior to the Effective Date, to all of its properties, books, contracts, commitments, loan files, litigation files, and records (including, but not limited to, the minutes of the Boards of Directors of Bastrop and all committees thereof), and it shall, upon reasonable notice and to the extent consistent with applicable law, furnish promptly to Hibernia such information as Hibernia may reasonably request to perform such review; (iii) no investigation pursuant to this Section 9.5 shall affect or be deemed to modify any representation or warranty made by, or the conditions to the obligations to consummate the Merger of, either party to this Agreement; and (iv) Hibernia will not use any information obtained pursuant to this Section 9.5 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement and, if the Merger is not consummated, will hold all information and documents obtained pursuant to this Section 9.5 in confidence unless and until such time as such information or documents otherwise become publicly available or as it is advised by counsel that any such information or document is required by law to be disclosed, and in the event of the termination of this Agreement, Hibernia upon request will deliver to Bastrop all documents so obtained by it.

          9.6. Prohibited Negotiations. Prior to the Effective Date, Bastrop shall not solicit or encourage inquiries or proposals with respect to, furnish any information relating to, or participate in any negotiations or discussions concerning, any acquisition or purchase of all or a substantial portion of the assets of, or of a substantial equity interest in, Bastrop or any business combination with Bastrop other than as contemplated by this Agreement. Bastrop shall instruct each officer, director, agent, or affiliate of it to refrain from doing any of the above, and Bastrop will notify Hibernia promptly if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated with, Bastrop; provided, however, that nothing contained in this section shall be deemed to prohibit any officer or director of Bastrop from taking any action that, in the opinion of counsel to Bastrop, a copy of which opinion shall be furnished to Hibernia upon its request, is required by applicable law.

          9.7. Affiliates. Prior to the Closing Date (as defined in Section 14 hereof), Bastrop shall deliver to Hibernia a letter identifying all persons whom it believes to be "affiliates" of Bastrop for purposes of Rule 145(c) or Rule 144 (as applicable) under the 1933 Act. Bastrop shall use its best efforts to cause each person so identified to deliver to Hibernia prior to the Effective Date a written agreement providing that such person will not dispose of Hibernia Common Stock received in the Merger except in compliance with the 1933 Act and the rules and regulations thereunder and except in accordance with Section 201.01 of the SEC's Codification of Financial Reporting Policies.

          9.8. Adjustment for Changes in Outstanding Shares. In the event that prior to the Effective Date the outstanding shares of Hibernia Common Stock shall have been increased, decreased, or changed into or exchanged for a different number or kind of shares or securities by reorganization, recapitalization, reclassification, stock dividend, stock split, or other like changes in the Hibernia's capitalization, then an appropriate and proportionate adjustment shall be made in the number and kind of shares of Hibernia Common Stock to be thereafter delivered pursuant to Section 3.1 hereof.

          9.9. Accounting Treatment. It shall use its best efforts to cause the Merger to qualify for pooling-of-interests accounting treatment.

          9.10. Adoption of Accounting Policies. Promptly following the receipt of the regulatory approvals referred to in
Section 10 hereof, Bastrop shall, take any and all necessary or appropriate actions to adopt all HNB accounting procedures and policies (including without limitation those policies pertaining to charged-off and non-accrual assets).

          9.11.  Indemnification of Directors and Officers of
Bastrop.

          (a) From and after the Effective Date of the Merger, Hibernia agrees to indemnify and hold harmless each person who, as of the date immediately prior to the Closing Date, served as an officer or director of Bastrop (an "Indemnified Person") from and against all damages, liabilities, judgments and claims (and related expenses including, but not limited to, attorney's fees and amounts paid in settlement) based upon or arising from his capacity as an officer or director of Bastrop, to the same extent as he would have been indemnified under the Articles of Incorporation and/or Bylaws of Hibernia, as such documents were in effect on the date of this Agreement as if he were an officer or director of Hibernia at all relevant times; provided, however, that the indemnification provided by this Section shall not apply to any claim against an Indemnified Person if such Indemnified Person knew or should have known of the existence of the claim and failed to make a good faith effort to require to notify its director and officer liability insurance carrier of the existence of such claim prior to the Closing Date.

          (b) The rights granted to the Indemnified Persons hereby shall be contractual rights inuring to the benefit of all Indemnified Persons and shall survive this Agreement and any merger, consolidation or reorganization of Hibernia or HNB.

          (c) The rights to indemnification granted by this subsection 9.11 are subject to the following limitations: (i) the total aggregate indemnification to be provided by Hibernia pursuant to subsection 9.11(a) shall not exceed, as to all of the Indemnified Persons as a group, the sum of $3,000,000, and Hibernia shall have no responsibility to any Indemnified person for the manner in which such sum is allocated among that group (but nothing in this subsection is intended to prohibit the Indemnified Persons from seeking reallocation among themselves); (ii) a director or officer who would otherwise be an Indemnified Person under this subsection 9.11 shall not be entitled to the benefits hereof unless such director or officer has executed a Joinder Agreement (the "Joinder Agreement") in the form of Exhibit 9.11 hereto; and (iii) amounts otherwise required to be paid by Hibernia to an Indemnified Person pursuant to this subsection 9.11 shall be reduced by any amounts that such Indemnified Person recovers by virtue of the claim for which other employees and officers indemnification is sought.

          (d) Hibernia agrees that the $3,000,000 indemnification limit set forth in paragraph (c) of this Section 9.11 shall not apply to any damages, liabilities, judgments and claims (and related expenses, including but not limited to attorney's fees and amounts paid in settlement) insofar as they arise out of or are based upon the matters for which indemnification is provided in
Section 11.2 hereof.

          9.12. Covenant to Close. At such time as is deemed appropriate by the parties hereto or as otherwise set forth in this Agreement, and upon satisfaction or waiver of each of the conditions to Closing of the Merger, the parties agree to take such actions as are reasonably necessary or appropriate to effect the Closing and the Merger.

     10. Permits, Consents and Approvals. As promptly as practicable after the date hereof:

          (a) Hibernia shall submit an application to the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") for approval of the transactions contemplated hereby in accordance with the provisions of the Bank Holding Company Act;

          (b) Hibernia shall submit an application to the Comptroller of the Currency (the "Comptroller") for approval of the transactions contemplated hereby in accordance with the provisions of 12 U.S.C. Section 215a;

          (c) Bastrop shall endeavor to have each of its officers and directors execute the Lock-up and Non Competition Agreement, a copy of which is attached hereto as Exhibit 10(c);

          (d) Hibernia and Bastrop shall duly take all other appropriate action to secure the approvals and consents set forth in this Section 10 and all other approvals, consents and rulings referred to in Section 12 hereof and to satisfy all other requirements prescribed by law which are necessary for the consummation of the Merger; and

          (e) Bastrop shall cooperate fully with Hibernia and shall provide such support, assistance and information to Hibernia as may be reasonably requested by it in connection with its applications for all necessary approvals by federal, state or local authorities, in connection with the transactions contemplated by this Agreement.

          11.  Confidentiality; Hold Harmless.

     11.1 Confidentiality. The parties hereto acknowledge that each of them or their representatives or agents has engaged in, and may continue to engage in, certain due diligence reviews and examinations with respect to the other and that, in the course of such reviews and examinations, has received or may receive in the future confidential or proprietary information. Hibernia and Bastrop agree, on behalf of themselves, their respective officers, directors, employees, representatives and agents, that they will not use any information obtained pursuant to due diligence investigations for any purpose unrelated to the consummation of the transactions contemplated by this Agreement, and, if the Merger is not consummated, will hold all such information and documents in confidence unless and until such time as such information or documents otherwise become publicly available or as it is advised by counsel that any such information or document is required by law to be disclosed. In the event of the termination of this Agreement, Hibernia and Bastrop shall, promptly upon request by the other party, either destroy or return any documents so obtained.

     11.2 Hold Harmless. Hibernia will indemnify and hold harmless Bastrop, each of its directors and officers and each person, if any who controls Bastrop within the meaning of the Securities Act against any losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, or in any amendment or supplement thereto, or arising out of or based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each such person for any legal or other expenses reasonably incurred by such person in connection with investigating or defending any such action or claim; provided, however, that Hibernia shall not be liable in any such case to the extent that any such loss, claim, damage or liability (or action in respect thereof) arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement or any such amendment or supplement in reliance upon and in conformity with information furnished to Hibernia by Bastrop for use therein. In addition, Hibernia shall have the right to assume the defense of any such person in such a case and, upon assumption of the defense thereof, shall have no further obligation to reimburse or indemnify such person for legal fees, costs or expenses. Promptly after receipt by an indemnified party hereunder of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against Hibernia under this Section, notify Hibernia in writing of the commencement thereof. In case any such action shall be brought against any indemnified party and it shall notify Hibernia of the commencement thereof, Hibernia shall be entitled to participate therein, and to the extent that it shall wish, to assume the defense thereof, with counsel satisfactory to such indemnified party, and, after notice from Hibernia to such indemnified party of its election to so assume the defense thereof, Hibernia shall not be liable to such indemnified party under this
Section 11.2 for any legal expenses of other counsel or any other expenses subsequently incurred by such indemnified party.

     12. Conditions. The consummation of the Merger is conditioned upon:

          12.1. Shareholder Approval. Approval of this Agreement by a vote of shareholders of Bastrop in accordance with Bastrop's
Articles of Association and Bylaws and applicable law.

          12.2. OCC Approval. Procurement by Hibernia of the approval of the Comptroller of the Merger and any and all other transactions contemplated hereby.

          12.3. Other Approvals. Procurement of all other consents and approvals and satisfaction of all other requirements prescribed by law that are necessary to the consummation of the transactions contemplated by this Agreement.

provided, however, that no approval or consent in clause 12.2 or
12.3 of this Section 12 shall have imposed any conditions or requirements which the Board of Directors of Hibernia in good faith deems to be materially burdensome.

          12.4. No Restraining Action. No litigation or proceeding initiated by any governmental authority shall be pending before any court or agency that shall present a claim to restrain, prohibit or invalidate the transactions contemplated hereby and neither Hibernia nor Bastrop shall be prohibited by any order of any court or other governmental authority from consummating the transactions provided for in this Agreement.

          12.5. Opinion of Hibernia Counsel. Bastrop and its directors shall have received an opinion, dated the Closing Date, of counsel for Hibernia, in form and substance satisfactory to Bastrop, as to such matters as Bastrop may reasonably request with respect to the transactions contemplated hereby.

          12.6. Opinion of Bastrop Counsel. Hibernia, its directors and its officers who sign the Registration Statement shall have received an opinion, dated the Closing Date, of Heiskell, Donelson, Bearman, Adams, Williams & Caldwell, counsel for Bastrop, in form and substance satisfactory to Hibernia, which shall cover such matters as Hibernia may reasonably request with respect to the transactions contemplated hereby.

          12.7. Representations, Warranties and Agreements of Bastrop. Each of the representations, warranties, and agreements of Bastrop contained herein in all material respects shall be true on, or complied with by, the Closing Date as if made on such date (or on the date when made in the case of any representation or warranty which specifically relates to an earlier date) and Hibernia shall have received a certificate signed by the Chairman of the Board, the Chief Executive Officer, and the Chief Financial Officer of Bastrop, dated the Closing Date, to such effect; Bastrop shall have furnished to Hibernia such other certificates as Hibernia shall reasonably request in connection with the Closing (as defined in Section 14 hereof), evidencing compliance with the terms hereof and its status, business and financial condition. Bastrop shall have furnished Hibernia with such further documents or other materials as Hibernia shall have reasonably requested in connection with the transactions contemplated hereby.

          12.8. Representations, Warranties and Agreements of Hibernia. Each of the representations, warranties and agreements of Hibernia contained herein in all material respects shall be true on, or complied with by, the Closing Date as if made on such date (or the date when made in the case of any representations or warranty which specifically relates to an earlier date) and Bastrop shall have received a certificate signed by the Chief Executive Officer and the Treasurer of Hibernia, dated the Closing Date, to such effect; Hibernia shall have furnished to Bastrop such other certificates as Bastrop shall reasonably request in connection with the Closing, evidencing compliance with the terms hereof and its status, business and financial condition. Hibernia shall have furnished Bastrop with such further documents or other materials as Bastrop shall have reasonably requested in connection with the transactions contemplated hereby.

          12.9. Effective Registration Statement. The Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and Bastrop shall have received a certificate to such effect from the officer of Hibernia designated as its agent for service on the cover page of the Registration Statement (which certificate may be to the knowledge of such officer).

          12.10. Blue Sky. Hibernia shall have received all state securities laws and "blue sky" permits and other authorizations necessary to consummate the transactions contemplated hereby.

          12.11. Tax Ruling. Bastrop shall have received a tax ruling, or in lieu thereof an opinion of a big six public accounting firm or law firm satisfactory to Hibernia, satisfactory in form and substance to Hibernia and Bastrop, to the effect that the Merger then consummated in accordance with the terms hereof will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and that the exchange of Bastrop Common Stock to the extent exchanged for Hibernia Common Stock will not give rise to gain or loss to the shareholders of Bastrop with respect to such exchange and that the Louisiana income tax treatment to the shareholders of Bastrop will be substantially the same as the federal income tax treatment to the shareholders of Bastrop.

          12.12. Listing on New York Stock Exchange. The shares of Hibernia Common Stock issuable to the holders of Bastrop Common Stock in the Merger shall have been approved for listing on the New York Stock Exchange, Inc. on or before the Closing Date, subject to official notice of issuance.

          12.13. Assertion of Conditions. A failure to satisfy any of the requirements set forth in Section 12.6 or 12.9 shall only constitute conditions to consummation of the Merger if asserted by Bastrop and a failure to satisfy any of the requirements set forth in Section 12.7 or 12.8 shall only constitute conditions to consummation of the Merger if asserted by Hibernia.

     13.  Termination.   This Agreement may be terminated prior to
the Closing Date, either before or after its approval by the shareholders of the parties hereto, in any of the following events:

          13.1. Mutual Consent. By the mutual consent of the parties hereto, if the Board of Directors of each party so determines by vote of a majority of the members of its entire
Board.

          13.2.  Breach of Representation, Warranty or Covenant.
By either party hereto, in the event of a breach by the other party
(a) of any covenant or agreement contained herein or (b) of any representation or warranty herein, if (i) the facts constituting such breach reflect a material and adverse change in the financial condition, results of operations, business, or prospects taken as a whole, of the breaching party, which in either case cannot be or is not cured within 60 days after written notice of such breach is given to the party committing such breach, or (ii) in the event of a breach of a warranty or covenant, such breach results in a material increase in the cost of the non-breaching party's performance of this Agreement.

          13.3. Passage of Time. By either party hereto, in the event that the Merger is not consummated by July 1, 1994.

          13.4. Failure to Obtain Regulatory Approval. By either party hereto, if its Board of Directors so determines by vote of a majority of the members of its entire Board, at any time after the Federal Reserve Board, the Federal Reserve Bank or the Comptroller has denied any application for any approval or clearance required to be obtained as a condition to the consummation of the Merger and the time period for all appeals or requests for reconsideration thereof has run.

          13.5. Failure to Obtain Shareholder Approval. By either HNB or Bastrop, if the shareholders of Bastrop fail to approve the Merger by the vote required by applicable law.

          13.6. Dissenters. By Hibernia, if holders of more than 10 percent of the outstanding Bastrop Common Stock exercise statutory rights of dissent and appraisal pursuant to the relevant provisions of 12 U.S.C. 215a.

          13.7. Material Adverse Change. By Bastrop, if a material adverse change as described in Section 8.7 of this Agreement occurs, and by Hibernia, if a material adverse change as described in Section 7.6 hereof occurs, after the date hereof and prior to the Closing.

          13.8. Pooling-of-Interests Accounting Treatment. By Hibernia, in the event that Hibernia shall determine that the facts and circumstances surrounding the Merger prohibit or materially jeopardize the treatment of the Merger as a pooling-of-interests for accounting purposes.

          13.9. Fairness Opinion. By Bastrop, if it shall not have received a letter from Morgan, Keegan & Co., Inc. on or prior to the Closing Date, to the effect that the terms of the Merger are fair to its shareholders from a financial point of view.

          13.10 Receipt and Sufficiency of Schedules; Due Diligence. By either HNB or Bastrop, if it does not receive the Schedules required by this Agreement to be provided by the other party hereto within 15 business days after the date hereof, or by either party hereto, if the Schedules provided hereunder disclose material liabilities, whether actual or contingent, obstacles to the Merger or other circumstances that, in the good faith judgment of the party terminating the Agreement, materially alter the economic basis for, or feasibility of, the Merger; or by Hibernia, within 60 days after the date hereof, if its due diligence review of Bastrop results in a good faith conclusion by Hibernia that the Merger is not feasible on the terms set forth herein.

          14. Closing and Effective Date. The closing of the Merger (the "Closing") shall take place at the office of Hibernia at 313 Carondelet Street, New Orleans, Louisiana, at 11:00 a.m. local time, or at such other place or time as shall be mutually agreeable to the parties hereto, on the first business day occurring after the last to occur of: (i) the date that falls 30 days after the date of the order of the Comptroller approving the merger of the Bank with and into Hibernia National Bank pursuant to the Bank Merger Act; and (ii) the date that falls 5 days after the date on which the last meeting of shareholders called to approve this Agreement is held; or such later date within 60 days of such date as may be agreed upon between the parties hereto (the date and time of the Closing being referred to herein as the "Closing Date"). Immediately upon consummation of the Closing, or at such other later date as the parties hereto may agree, the Agreement shall be certified, acknowledged and delivered to the Office of the Comptroller of the Currency (the "OCC") for filing pursuant to and in accordance with the provisions of the Bank Merger Act. The Merger shall become effective as of the date and time of issuance by the OCC of a certificate of merger relating to the Merger (such date and time being referred to herein as the "Effective Date").

     15. Survival and Termination of Representations, Warranties and Covenants.

          15.1. Except as otherwise provided in this Section 15, the representations, warranties and covenants contained in this Agreement shall terminate as of the earlier of the Effective Date or the termination of this Agreement. Upon termination of such representations, warranties and covenants, such provisions shall be of no further force or effect, and no party hereto shall have any legal right to redress, whether for breach of contract or otherwise, as a result of a breach of any such provision.

          15.2. The provisions and agreements set forth in Sections 3, 5, 9.11, 9.12 and 11 and the last sentence of Section
8.3 hereof shall survive the Closing, if the Closing occurs, for the benefit of the shareholders, directors and officers of Bastrop who are the intended beneficiaries of such provisions.

          15.3. The provisions of Section 11 and liabilities for a breach of the provisions of Sections 9.2 or 9.12 shall survive the termination of this Agreement if this Agreement terminates without the Closing or the Merger having occurred, in which event liability for a breach of Section 9.2 or Section 9.12 shall survive the termination of the Agreement for a period of 180 days following the date on which the Agreement terminates. Nevertheless, no party to this Agreement shall have a legal right to redress or cause of action for a breach of Section 9.2 except in those circumstances in which such breach directly resulted in the termination of the Agreement.

          15.4. In consideration of the mutual benefits and agreements contained in this Agreement, each of the parties hereto, on behalf of itself and its successors and assigns, hereby irrevocably waives any right or cause of action which otherwise would survive in the absence of this Section 15.

     16. Amendment; Waivers. To the extent permitted under applicable law, prior to the Closing Date any provision of this Agreement may be amended or modified at any time, either before or after its approval by the shareholders of the parties hereto, (i) by an agreement in writing among the parties hereto approved by their respective Boards of Directors and executed in the same manner as this Agreement, and (ii) as provided in 12 U.S.C. Section 215a. Except with respect to any required shareholder or regulatory approval, each party hereto, by written instrument signed by a duly authorized officer of such party, may at any time (whether before or after approval of this Agreement by the shareholders of Hibernia or Bastrop) extend the time for the performance of any of the obligations or other acts of the other party hereto and may waive (i) any inaccuracies of the other party in the representations or warranties contained in this agreement or any document delivered pursuant hereto, (ii) compliance with any of the covenants, undertakings, or agreements of the other party, or satisfaction of any of the conditions precedent to its obligations, contained herein or (iii) the performance by the other party of any of its obligations set out herein or therein; provided that no such waiver executed after approval of this Agreement by the shareholders of Hibernia or Bastrop shall change the number of shares of Hibernia Common Stock into which shares of Bastrop Common Stock will be converted by the Merger. Any waiver by Hibernia or Bastrop of a condition to its obligation to perform this Agreement and the subsequent closing hereunder shall be without prejudice to the rights or remedies it may have arising out of any breach of any representation, warranty, covenant, or other agreement hereunder.

     17. Execution in Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to constitute an original. Each such counterpart shall become effective when one counterpart has been signed by each party hereto.

     18. Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Louisiana applicable to agreements made and entirely to be performed within such State, except as federal law may be applicable.

     19. Expenses. Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, including the fees, expenses and disbursements of its counsel and auditors, provided that printing expenses shall be borne by Hibernia.

     20. No Assignment. Prior to the Effective Date, neither party hereto may assign any of its rights or obligations under this Agreement to any other person without the prior written consent of the other party hereto, including any transfer or assignment by operation of law.

     21. Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by registered or certified mail, postage prepaid, to the Chief Executive Officer of the party to whom directed at the address of such party set forth in the preamble to this Agreement, and shall be deemed to have been given as of the date so personally delivered or mailed; provided, however, that notice of termination shall be effective only upon delivery of such notice to the party entitled to the same and that any matter shall be deemed to have been disclosed in writing by a party hereto to the other party hereto on or prior to the date hereof only if such matter is reflected in a document referring to this Section 21 received by the persons specified above prior to the execution hereof. A copy of all notices or other communications directed to Hibernia shall be sent to:

                    Hibernia National Bank
                    313 Carondelet Street
                    New Orleans, Louisiana  70130

                    Attention:  Corporate Law Division

and a copy of all notices or other communications directed to Bastrop shall be sent to:

                    Heiskell, Donelson, Bearman, Adams
                      Williams & Caldwell
                    First Tennessee Building
                    20th Floor
                    165 Madison Avenue
                    Memphis, Tennessee  38103

                    Attention:  Robert Walker, Esq.

     22. Headings. The headings in this Agreement are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

     23. Entire Agreement. This Agreement and the Schedules and Exhibits hereto supersede any and all oral or written agreements and understandings heretofore made relating to the subject matter hereof and contain the entire agreement of the parties relating to the subject matter hereof. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto, and their respective successors, any rights, remedies, obligation or liabilities under or by reason of this Agreement except as expressly provided herein.



     IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed in counterparts by their duly authorized officers and by a majority of the members of their respective Boards of Directors and their corporate seals to be hereunto affixed, all as of the day and year first above written.

                                   Hibernia Corporation




                                   /S/ STEPHEN A. HANSEL
                                   Stephen A. Hansel
                                   President and
                                   Chief Executive Officer



                                   Hibernia National Bank




                                   /S/ STEPHEN A. HANSEL
                                   Stephen A. Hansel
                                   President and
                                   Chief Executive Officer



Attest:



/S/ SUSAN KLEIN
Susan Klein
Assistant Secretary




                                   Bastrop National Bank



                                   By:  /S/ HENRY WATSON BRIDGES
                                        Henry Watson Bridges
                                        President


Attest:


/S/ PATRICIA C. MERINGER
Patricia C. Meringer
Secretary




                           APPENDIX B

        FORM OF OPINION OF MORGAN, KEEGAN & COMPANY, INC.

Board of Directors
Bastrop National Bank
101 S. Franklin Street
Bastrop, Louisiana  71221

Dear Sirs:

     You have requested our opinion with respect to the fairness, from a financial point of view, to the shareholders of Bastrop National Bank ("Bastrop") of the exchange rate (the "Exchange Rate") provided for in the Agreement and Plan of Merger dated as of November 4, 1993 (the "Agreement") between Bastrop and Hibernia Corporation, a Louisiana corporation ("Hibernia"). The Agreement provides for the merger ("Merger") of Bastrop with and into a wholly-owned subsidiary of Hibernia and, by reason of the Merger, the conversion of each outstanding share of Common Stock, $1.00 par value, of Bastrop ("Bastrop Common Stock") into shares of common stock, $1.00 par value, of Hibernia ("Hibernia Common Stock") based upon the Exchange Rate, with a cash payment in lieu of any fractional share. The Exchange Rate is $21,500,000 divided by the number of outstanding shares of Bastrop Common Stock divided by an average market price of Hibernia Common Stock as of the closing date (as more specifically defined in the Agreement).

     Morgan Keegan & Company, Inc., as a customary part of its investment banking business, is continually engaged in the valuation of businesses and securities in connection with mergers and acquisitions, recapitalizations, negotiated underwritings, secondary distributions of securities, private placements and other transactions.

     In arriving at our opinion, we have reviewed, analyzed, and relied upon: (1) the terms of the Agreement; (2) certain publicly available information relating to Bastrop and Hibernia which we believe to be relevant for the purpose of our opinion; (3) certain financial and operating information with respect to the business, operations and prospects of Bastrop and Hibernia; (4) Bastrop's financial position and operating results as compared with those of certain other banks and bank holding companies we deem comparable;
(5) a comparison of the financial terms of the Merger with the terms of certain other recent transactions we deem relevant; (6) the dividend history of Bastrop and Hibernia; and (7) a present value analysis of Bastrop's Common Stock assuming earnings and dividends as forecast by Bastrop's management and terminal values which we deem reasonable. In addition, we have had discussions with the management of Bastrop and Hibernia concerning their business, operations, assets, present condition and future prospects and undertaken such other studies, analyses and investigations as we deemed appropriate.

     We have relied upon the accuracy and completeness of the financial and other information used by us in arriving at our opinion without independent verification. With respect to information provided to us by management of Bastrop and Hibernia, we have assumed that such information reflects good faith efforts to describe the present and prospective status of Bastrop and Hibernia from an operational and financial point of view. In addition, we have not made or obtained any evaluations or appraisals of the assets or liabilities of Bastrop or Hibernia.

     In rendering our opinion, we have assumed that in the course of obtaining the necessary regulatory approvals for the Merger no restrictions will be imposed that will have a material adverse effect on Hibernia following the Merger and that Hibernia will continue to operate its business and assets and the business and assets of Bastrop in the ordinary course in substantially the same manner as prior to the Merger and has no present intention of exchanging its stock, selling all or substantially all of its assets or merging with another company (other than Bastrop). We further assume that the Agreement will not be modified or amended so as to alter or change the Exchange Rate and we assume that the transactions contemplated by the Agreement will be consummated as described therein.

          Morgan Keegan's opinions are directed only to the Exchange Rate and do not constitute a recommendation to any Bastrop stockholder as to how such stockholder should vote at the Special Meeting. We understand that the Merger is conditioned upon, among other things, receipt by Bastrop and Hibernia of a tax ruling or an opinion of counsel satisfactory to them, to the effect that the Merger qualifies as a tax free transaction under the Internal Revenue Code. We express no opinion as to the tax consequences of the Merger.

     We have acted as financial advisor to Bastrop in connection with the Merger and have received from Bastrop fees for our services, including a fee for rendering this opinion. We will also receive from Bastrop an incentive fee depending on the aggregate value of the Hibernia Common Stock received by Bastrop's shareholders pursuant to the terms of the Agreement.

     In the ordinary course of our business we may actively trade the securities of Bastrop and Hibernia for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Rate is fair to the holders of Bastrop Common Stock, from a financial point of view.

Very truly yours,

MORGAN KEEGAN & COMPANY, INC.


By:_________________________





                           APPENDIX C
    SELECTED PROVISIONS OF FEDERAL LAW RELATING TO THE RIGHTS
                   OF DISSENTING SHAREHOLDERS


12 U.S.C. Section 215a

(b)  Dissenting shareholders

     If a merger shall be voted for at the called meetings by the necessary majorities of the shareholders of each association or State bank participating in the plan of merger, and thereafter the merger shall be approved by the Comptroller, any shareholder of any association or State bank to be merged into the receiving association who has voted against such merger at the meeting of the association or bank of which he is a stockholder, or has given notice in writing at or prior to such meeting to the presiding officer that he dissents from the plan of merger, shall be entitled to receive the value of the shares so held by him when such merger shall be approved by the Comptroller upon written request made to the receiving association at any time before thirty days after the date of consummation of the merger, accompanied by the surrender of his stock certificates.

(c)  Valuation of shares

     The value of the shares of any dissenting shareholder shall be ascertained, as of the effective date of the merger, by an appraisal made by a committee of three persons, composed of (1) one selected by the vote of the holders of the majority of the stock, the owners of which are entitled to payment in cash; (2) one selectged by the directors of the receiving association; and (3) one selected by the two so selected. The valuation agreed upon by any two of the the three appraisers shall govern. If the value so fixed shall not be satisfactory to any dissenting shareholder who has requested payment, that shareholder may, within five days after being notified of ll exhibits and any and all other documents required to be filed with respect thereto or in connection therewith, relating to the registration under the Securities Act of 1933 of Common Stock of the Corporation to be issued in the merger between Hibernia National Bank (the "Bank") and Bastrop National Bank ("Bastrop") wherein the Corporation agrees to exchange shares of its common stock for all of the outstanding shares of common stock of Bastrop and merge Bastrop into the Bank, authorized by resolutions adopted by the Board of Directors on November 16, 1993, and (b) with the securities agencies or officials of various jurisdictions, all applications, qualifications, registrations or exemptions relating to such offering under the laws of any such jurisdiction, including any amendments thereto or other documents required to be filed with respect thereto or in connection therewith, granting unto said agents and attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as the undersigned might or could do if personally present, and the undersigned hereby ratifies and confirms all that said agents and attorneys-in-fact, or any of them may lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, the undersigned has hereunto set his hand on this 14th day of December, 1993.



                              S/ROBERT W. CLOSE
                              Robert W. Close
                              Director
                              HIBERNIA CORPORATION




                        P0WER OF ATTORNEY


     KNOW ALL MEN BY THESE PRESENTS, that the undersigned Chief Accounting Officer of Hibernia Corporation, a Louisiana corporation (the "Corporation"), does hereby name, constitute and appoint Robert W. Close, Patricia C. Meringer and Ron E. Samford, Jr., and each of them (with full power to each of them to act alone), his true and lawful agents and attorneys-in-fact, for him and on his behalf and in his name, place and stead, in any and all capacities, to sign, execute, acknowledge, deliver, and file (a) with the Securities and Exchange Commission (or any other governmental or regulatory authority), a Registration Statement on Form S-4 (or other appropriate form) and any and all amendments (including post-effective amendments) thereto, with any and all exhibits and any and all other documents required to be filed with respect thereto or in connection therewith, relating to the registration under the Securities Act of 1933 of Common Stock of the Corporation to be issued in the merger between Hibernia National Bank (the "Bank") and Bastrop National Bank ("Bastrop") wherein the Corporation agrees to exchange shares of its common stock for all of the outstanding shares of common stock of Bastrop and merge Bastrop into the Bank, authorized by resolutions adopted by the Board of Directors on November 16, 1993, and (b) with the securities agencies or officials of various jurisdictions, all applications, qualifications, registrations or exemptions relating to such offering under the laws of any such jurisdiction, including any amendments thereto or other documents required to be filed with respect thereto or in connection therewith, granting unto said agents and attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as the undersigned might or could do if personally present, and the undersigned hereby ratifies and confirms all that said agents and attorneys-in-fact, or any of them may lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, the undersigned has hereunto set his hand on this 14th day of December, 1993.



                              S/RON. E. SAMFORD, JR.
                              Ron E. Samford, Jr.
                              Chief Accounting Officer
                              HIBERNIA CORPORATION